Form 10KSB, Exhibit 13
period 1998-12-31
FIRST KANSAS FINANCIAL CORP
filed 1999-03-26
CIK 1056811

EXHIBIT 13

                       FIRST KANSAS FINANCIAL CORPORATION


                       1998 ANNUAL REPORT TO STOCKHOLDERS

                       FIRST KANSAS FINANCIAL CORPORATION
                                  ANNUAL REPORT


                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Letter to Stockholders......................................................1

Corporate Profile...........................................................2

Stock Price Information.....................................................3

Selected Financial Ratios and Other Data....................................3

Management's Discussion and Analysis........................................4

Report of Independent Auditors............................................F-1

Consolidated Financial Statements........................................ F-2

Notes to Consolidated Financial Statements................................F-7

Corporate Information..............................................Back Cover

[LOGO]  FIRST KANSAS                                   600 Main Street
        FINANCIAL CORPORATION                          P.O.Box 9
                                                       Osawatomie, KS 66064-0009
                                                       (913) 755-3033
                                                       FAX (913) 755-2795


To Our Stockholders:

         On behalf of our Board of Directors and employees, we are pleased to present the first Annual Report to Stockholders of First Kansas Financial Corporation (the "Company"). As you will see from the Annual Report, 1998 was an eventful year for the Company and its wholly-owned subsidiary, First Kansas Federal Savings Bank (the "Bank").

         On June 25, 1998, the Bank successfully completed its conversion from the mutual to stock form of organization and the concurrent public offering of 1,553,938 shares of the Company's common stock (the "Conversion"). Net proceeds to the Company and the Bank from the Conversion were approximately $14 million. While the Company is in the early stages of investing the net proceeds from the Conversion, we expect that the investment of these proceeds will generate increased core earnings in future periods.

         For the fiscal year ended December 31, 1998, the Company earned $720,000 or $.50 per share, as compared to net income of $672,000, or $.47 per share, for the fiscal year ended December 31, 1997. Earnings per share for the twelve months ended December 31, 1998 and 1997 are pro forma as if the Conversion occurred on January 1, 1997.

         At December 31, 1998, the Company's assets totalled $107.2 million, as compared to $95.6 million at December 31, 1997. Stockholders' equity was $21.4 million or $13.80 per share at December 31, 1998, as compared to retained earnings of $6.6 million at December 31, 1997. The increase in assets and stockholders' equity was primarily attributable to the net proceeds received from the Conversion.

         We sincerely appreciate the confidence shown by our customers and local community during the Conversion. The goal of your Board of Directors and Management is to continuously strive to enhance your investment in the Company.

                                          Sincerely,

                                          /s/ Larry V. Bailey
                                          --------------------------------------
                                          Larry V. Bailey
                                          President and Chief Executive Officer

Corporate Profile

         The Company is a Kansas corporation organized in February of 1998 at the direction of First Kansas Federal Savings Association (the "Association") to acquire all of the capital stock that the Association issued in its conversion from the mutual to stock form of ownership (the "Conversion"). On June 25, 1998, the Association completed the Conversion and became a wholly owned subsidiary of the Company. Pursuant to the Conversion, First Kansas Federal Savings Association changed its name to First Kansas Federal Savings Bank (the "Bank"). The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage, provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the Conversion.

         The Bank was originally chartered in 1899 as "The Consolidated Building and Loan Association" and commenced operations that same year. In 1938, the Bank became a member of the Federal Home Loan Bank System, obtained a federal charter and changed its name to "First Federal Savings and Loan Association of Osawatomie." In 1983, the Bank changed its name to "First Kansas Federal Savings Association."

         The Bank is a federally chartered stock savings bank headquartered in Osawatomie, Kansas, with six branch offices located in the Kansas counties of Miami, Bourbon, Mitchell and Phillips. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS") and its deposits are federally insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Topeka, which is one of the 12 regional banks in the FHLB System.

         The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by single-family residential real estate and investment securities, including mortgage-backed securities.

Stock Price Information

         The Company's common stock has been traded on the Nasdaq National Market under the trading symbol of "FKAN" since it commenced trading on June 25, 1998. The following table reflects high and low sale closing prices as published by the Nasdaq National Market for the calendar quarters indicated. The prices reflect inter-dealer prices, without retail mark-up, markdown, or commission, and may not represent actual transactions.

                                                      High        Low
                                                      ----        ---
1998
Second quarter (from June 25, 1998)...............     $13        $10
Third quarter.....................................     $13        $10
Fourth quarter....................................     $11        $ 9



         The number of shareholders of record of common stock as of March 8, 1999, was approximately 325. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 8, 1999, there were 1,553,938 shares of the Company's common stock outstanding.

         There were no dividends paid by the Company during the fiscal year ended December 31, 1998. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory requirements imposed by the OTS.

Selected Financial Ratios and Other Data


                                              At or For the Years Ended
                                                    December 31,
                                              -------------------------

                                                1998           1997
                                              ----------     ----------

Return on average assets.....................    0.71%          0.67%

Return on average equity.....................    4.93          10.78

Average equity to average assets ratios......   14.33           6.21

Equity to assets at period end...............   20.00           6.91

Net interest rate spread.....................    2.55           2.53

Net yield on average interest-earning
assets.......................................    7.00           7.15

Non-performing loans to total assets.........     .01            .08

Allowance for loan loss to total loans.......     .50            .38

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following is a discussion of the financial condition and results of operations of the Company and the Bank, and should be read in conjunction with the accompanying Consolidated Financial Statements.

General

         The Company was recently formed and, therefore, its results from operations consist primarily of interest income from the investing of funds from the proceeds generated by the sale of common stock and expense incurred in the maintaining of the investment portfolio.

         The Bank's results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest the Bank earns on its interest-earning assets and the rates the Bank pays on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's results of operations are also affected by noninterest income, including, primarily, income from customer deposit account service charges, gains and losses from the sale of investments and mortgage-backed securities and noninterest expense, including, primarily, compensation and employee benefits, federal deposit insurance premiums, office occupancy cost, and data processing cost. The Bank's results of operations are also affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond the Bank's control.

Market Risk Analysis

         Qualitative Analysis. The Bank's assets and liabilities may be analyzed by examining the extent to which they are interest rate sensitive and by monitoring the expected effects of interest rate changes on the Bank's net portfolio value.

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to address the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates and by originating loans with shorter terms to maturity such as construction, commercial and consumer loans. In addition, the Bank has invested in adjustable-rate mortgage-backed securities as an interest rate risk management strategy.

         Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at December 31, 1998, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.

       Changes
      in Market            Net Portfolio Value
                     -----------------------------------
    Interest Rates   $ Amount       $ Change    % Change  NPV Ratio(1)
    --------------   --------       --------    --------  ------------

    (basis points)    (Dollars in Thousands)
        +400        $ 9,894,000   $(5,749,000)    -37%       9.80%

        +300        $11,921,000   $(3,722,000)    -24%      11.51%

        +200        $13,498,000   $(2,145,000)    -14%      12.76%

        +100        $14,766,000   $(  877,000)    - 6%      13.70%

           0        $15,643,000   $         -       -       14.31%

        -100        $16,062,000   $   419,000       3%      14.54%

        -200        $16,514,000   $   871,000       6%      14.79%

        -300        $17,255,000   $ 1,612,000      10%      15.25%

        -400        $17,908,000   $ 2,265,000      14%      15.62%



(1)  Calculated as the estimated NPV divided by present value of total assets.

         Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in market rates of interest. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as many borrowers may be unable to service their debt in the event of an interest rate increase.

         The Bank's board of directors reviews the Bank's asset and liability policies on an annual basis. The board of directors meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the board of directors with respect to the Bank's asset and liability goals and strategies. The Bank expects that its asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Financial Condition

         Total assets increased $11.5 million or 12.1% to $107.2 million at December 31, 1998 from $95.7 million at December 31, 1997. The increase was primarily attributable to an increase of $3.5 million in cash and cash equivalents, a $10.5 million increase in the Bank's mortgage-backed securities available-for-sale and a $1.6 million increase in the Bank's mortgage-backed securities held-to-maturity, partially offset by a $5.5 million decrease in the Bank's loan portfolio. Total liabilities decreased $3.2 million or 3.7% to $85.8 million at December 31, 1998 from $89.0 million at December 31, 1997. The decrease was primarily attributable to a $1.2 million decrease in deposits and a decrease of $1.9 million in borrowings from the FHLB. The growth in mortgage-backed securities resulted from the investment of proceeds received from the Bank's conversion from a mutual savings association to a federal stock savings bank. The decrease in the Bank's loan portfolio occurred despite management's efforts to grow the portfolio and was primarily the result of market competition and the declining interest rate environment.

Average Balance Sheet

         The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information. Average balances are based upon month-end balances, however, we do not believe the use of month-end balances differs significantly from an average based upon daily balances. There has been no tax equivalent adjustments made to yields.

                                              At December 31,                            Year Ended December 31,
                                           -------------------   -------------------------------------------------------------------
                                                   1998                          1998                            1997
                                           -------------------   ---------------------------------   -------------------------------
                                                                     Average                             Average
                                           Outstanding             Outstanding  Interest               Outstanding Interest
                                            Balance Yield/Rate   Balance   Earned/Paid  Yield/Rate   Balance  Earned/Paid Yield/Rate
                                            ------- ----------   -------   -----------  ----------   -------  ----------- ----------
                                                                                    (Dollars in thousands)
Interest-earning assets:
  Loans receivable(1).......................                      $ 43,978    $3,528       8.02%   $ 45,491     $3,604         7.92%
  Investment securities.....................                         3,979       259       6.51%      3,147        163         5.19
  Mortgage-backed securities................                        42,240     2,570       6.08%     43,554      2,866         6.58
  Interest-bearing deposits.................                         6,200       389       6.27%      3,586        216         6.01
  FHLB stock................................                           650        48       7.38%        635         46         7.25
                                                                   -------    ------      -----     -------     ------        -----
     Total interest-earning assets(1).......                        97,047     6,794       7.00%     96,413      6,895         7.15
Noninterest-earning assets..................                         4,513    ------      -----       4,024     ------        -----
                                                                   -------                          -------
     Total assets...........................                      $101,560                         $100,437
Interest-bearing liabilities:                                      =======                          =======
  NOW and investment deposits...............                      $ 23,593       561       2.38%   $ 22,324        564         2.53
  Savings and certificate accounts..........                        60,901     3,185       5.23%     61,589      3,214         5.22
                                                                                          -----
  FHLB borrowings...........................                           808        52       6.44%      7,748        461         5.95
                                                                  --------    ------      ------    -------     ------        -----
     Total interest-bearing liabilities.....                        85,302     3,798       4.45%     91,660      4,239         4.62
Noninterest-bearing liabilities:............                         1,708    ------      -----       2,542     ------        -----
                                                                  --------                          -------
  Total liabilities.........................                        87,010                           94,202
                                                                  --------                          -------
Equity......................................                        14,550                            6,235
                                                                  --------                          -------
     Total liabilities and equity...........                      $101,560                         $100,437
                                                                   =======                          =======
Net interest income.........................                                  $2,996                            $2,656
                                                                               =====                             =====
Net interest rate spread(2).................                                               2.55%                               2.53%
                                                                                          =====                               =====
Net earning assets..........................                      $ 11,745                         $  4,752
                                                                   =======                          =======
Net yield on interest-earning assets(3).....                                               3.09%                               2.75%
                                                                                          =====                               =====
Average interest-earning assets to average
  interest-bearing liabilities..............                                             113.77%                             105.18%
                                                                                         ======                              ======

------------------------------
(1) Includes non-accrual loans and loans held-for-sale. Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.
(2) Net interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

         The table below sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).


                                                 Year Ended December 31,
                                             --------------------------------
                                                     1998 vs. 1997
                                             --------------------------------
                                                   Increase/(Decrease)
                                                         Due to
                                             --------------------------------
                                                               Rate/
                                             Volume     Rate   Volume   Total
                                             ------     ----   ------   -----
                                                   (Dollars in thousands)
Interest-earning assets:
  Loans receivable(1)....................... $(119)   $   45     $(2)    $(76)
  Investment securities.....................    43        42      11       96
  Mortgage-backed securities................   (87)     (216)      7     (296)
  Interest-bearing deposits.................   157         9       7      173
  FHLB stock................................     1         1       0        2
                                              ----      ----    ----     ----
     Total interest-earning assets..........    (5)     (119)     23     (101)
                                              ----      ----    ----     ----

Interest-bearing liabilities:
  NOW and money market deposits.............    32       (33)     (2)      (3)
  Savings and certificate accounts..........   (36)        7      (0)     (29)
  FHLB borrowings...........................  (413)       38     (34)    (409)
                                              ----      ----    ----     ----
     Total interest-bearing liabilities.....  (417)       11     (36)    (441)
                                              ----      ----    ----     ----

Increase (decrease) in net interest income..  $412     $(130)    $58     $340
                                              ====      ====    ====     ====

Results of Operations for the Years Ended December 31, 1998 and 1997

         Net Income. Net income increased $48,000 for the year ended December 31, 1998, to $720,000 as compared to $672,000 for the year ended December 31, 1997. This increase was primarily attributable to a $340,000 increase in net interest income, partially offset by a $41,000 decrease in noninterest income and a $233,000 increase in noninterest expense.

         Net Interest Income. Net interest income is the most significant component of the Bank's income from operations. Net interest income is the difference between interest we receive on interest-earning assets, primarily loans, investment and mortgage-backed securities and interest we pay on interest-bearing liabilities, primarily deposits. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

         The Bank's net interest income increased $340,000 or 12.8% to $2,996,000 for the year ended December 31, 1998, as compared to $2,656,000 for the same period in 1997. The increase was primarily due to the decline in average interest-bearing liabilities to $85.3 million in 1998 from $91.7 million in 1997 and a growth in interest rate spread of 2.55% in 1998 from 2.53% in 1997.

         The decrease in average interest-bearing liabilities of $6.4 million primarily reflects the decrease of $6.9 million in balance of average FHLB borrowings.

         The Bank's net interest rate spread increased slightly for the year ended December 31, 1998 compared to the same period in 1997 primarily due to a decrease in average cost on interest-bearing liabilities of 4.45% in 1998 compared to 4.62% in 1997, partially offset by a decrease in average yield on interest-earning assets of 7.00% in 1998 compared to 7.15% in 1997.

         Provision for Loan Losses. The provision for loan losses was $30,000 for the year ended December 31, 1998 compared to $35,000 for the same period in 1997. The allowance for loan losses was $206,000 or .50% of net loans outstanding at December 31, 1998 compared to $179,000 or .38% of gross loans outstanding at December 31, 1997.

         Historically, the Bank has emphasized loss experience over other factors in establishing the provision for loan losses. Management of the Bank review's the allowance for loan losses in relation to (i) past loan loss experience, (ii) known and inherent risks in the Bank's portfolio, (iii) adverse situations that may affect the borrower's ability to repay, (iv) the estimated value of any underlying collateral, and (v) current economic conditions. Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest income. Noninterest income decreased $41,000 or 4.81% from $852,000 in 1997 to $811,000 in 1998. This decrease in noninterest income was due to decreases of $54,000 in gain on sale of loans, $52,000 in gain on sales of mortgage-backed securities and $19,000 in other noninterest income accounts, partially offset by an increase of $84,000 in deposit account service fees. Gain on the sale of loans decreased as the result of less originations in the Bank's mortgage banking operation. Deposit account service fees increased due to a higher number of accounts and the continued growth of fee income generated by the totally free checking program.

         Noninterest expense. Noninterest expense increased $233,000 or 9.91% from $2,352,000 in 1997 to $2,585,000 in 1998. The increase in noninterest expense was due primarily to a $111,000 increase in compensation and benefits and $49,000 increase in occupancy and equipment. Costs associated with the Company's employee stock ownership plan was the primarily component of the increase in compensation and benefits. Occupancy and equipment increased due to expenses associated with the addition of a new branch facility.

         Income Tax Expense. Income tax expense increased $23,000 from $449,000 in 1997 to $472,000 in 1998. Income tax expense increased due to the $71,000 increase in pretax income to $1,192,000 for the year ended December 31, 1998 compared to $1,121,000 for the same period in 1997. The Company's effective tax rate was 39.60% and 40.50% for the years ended December 31, 1998 and 1997, respectively.

Liquidity and Capital Resources

         The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 4% and the Bank's regulatory liquidity ratio average was 26.67% and 5.68% at December 31, 1998 and 1997, respectively.

         The Bank's primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities and interest-bearing deposits with other banks, advances from the FHLB of Topeka, and funds provided by operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

         Net cash provided by operating activities (the cash effects of transactions that enter into our determination of net income e.g., non-cash items, amortization and depreciation, provision for loan losses) for the year ended December 31, 1998 was $757,000 as compared to $1.1 million for the year ended December 31, 1997.

         Net cash used in investing activities (i.e., cash payments and cash receipts, primarily from investment securities and mortgage-backed securities portfolios and loan portfolio) for the year ended December 31, 1998 totaled $7.9 million, a change of $14.0 million from December 31, 1997. The change was primarily attributable to purchases of investment and mortgage-backed securities of $28.7 million in 1998 as compared to $1 million in 1997 and a decrease in proceeds from sales of mortgage-backed securities from $4.7 million in 1997 to $1.4 million in 1998. The change was partially offset by a $5.7 million net decrease in loans as compared to a $900,000 net increase in 1997. In addition, paydowns, maturities, and calls of investment securities and mortgage-backed securities were $14.6 million in 1998 as compared to $6.4 million in 1997 and loans purchased decreased $2.7 million from $2.9 million in 1997 to $200,000 in 1998. The large amount of investment purchases during 1998 was the result of the deployment of proceeds received from the stock conversion and the reinvestment of paydowns from the Bank's loan and investment portfolio.

         Net cash provided by financing activities for 1998 totaled $10.7 million, an increase of $17.6 million from December 31, 1997. The increase was primarily attributable to $13.8 million in proceeds received from the issuance of common stock in the conversion, net of costs and a $6.9 million decrease in the repayment of borrowings from the FHLB from $8.8 million of repayments in 1997 to $1.9 million in 1998. The increase in cash provided by financing activities was partially offset by a $1.2 million net decrease in deposits for the year ended December 31, 1998 as compared to a $1.9 million net increase for the same period in 1997.

         Year 2000 Readiness. The approaching millennium is causing organizations of all types to review their computer systems for the ability to properly accommodate the year 2000. When computer systems were first developed, two digits were used to designate the year in date calculations and "19" was assumed for the century. As a result, there is significant concern about the integrity of date sensitive calculations when the calendar rolls over to January 1, 2000. An older system could interpret 01/01/00 as January 1, 1900 potentially causing major problems calculating interest, payment, delinquency or maturity dates.

         In 1997, the Company initiated a review and assessment of all hardware and software to determine its Year 2000 readiness. The Company utilizes and is dependent upon data processing systems and software to conduct its business. The data processing systems and software include those developed and maintained by the Company's data processing provider and other commercial software. The Company's data processing provider and many other mission critical vendors have indicated their hardware and/or software is now Year 2000 compliant. The Company has now completed the installation of its renovated hardware and software applications and has completed the first stage of testing. A second test is planned early in the second quarter of 1999. While there will be expenses incurred during the next two years, the Company has not identified any situations at this time that will require material cost expenditures to become fully compliant. Total costs to become Year 2000 compliant are estimated to be less than $100,000. Year 2000 expenditures through December 31, 1998 aggregated approximately $12,000. A worst case Year 2000 scenario for the Company would be the absence of electrical power and/or communications to the data processing center which supports the majority of the mission critical systems to the Company . The Company has considered this and other scenarios in plans for Year 2000 readiness. The Company has developed a Contingency Plan to address mission critical systems failures caused by the Year 2000. The plan provides for procedures and resources necessary for the Company to provide continued services to its customers for a period of time under a worst case scenario.

                          Independent Auditors' Report


     The Board of Directors
     First Kansas Financial Corporation:


     We have audited the accompanying consolidated balance sheets of First Kansas Financial Corporation and subsidiary (the Company) as of December 31, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Kansas Financial Corporation and subsidiary as of December 31, 1998 and 1997 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


     /s/ KPMG LLP
     -------------------------------
     Kansas City, Missouri
     March 5, 1999

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997
                                 (In thousands)




                Assets                                             1998         1997
                                                                -----------   ---------

Cash and cash equivalents (note 3)                              $     8,143      4,600
Investment securities held-to-maturity (note 4)                       4,712      3,852
Mortgage-backed securities available-for-sale (note 5)               27,282     16,833
Mortgage-backed securities held-to-maturity (note 5)                 22,521     20,937
Loans receivable, net (note 6)                                       41,069     46,563
Stock in Federal Home Loan Bank (FHLB) of Topeka, at cost               509        661
Premises and equipment, net (note 7)                                  1,775        990
Real estate held for development (note 8)                               361        355
Accrued interest receivable:
    Investment and mortgage-backed securities                           295        244
    Loans receivable                                                    190        246
Prepaid expenses and other assets                                       359        374
                                                                  ----------  ---------

            Total assets                                        $   107,216     95,655
                                                                  ==========  =========

                Liabilities and Stockholders' Equity

Liabilities:
    Deposits (note 10)                                          $    84,436     85,651
    Advances from borrowers for property taxes and insurance            134        128
    Borrowings from FHLB of Topeka (note 11)                            650      2,550
    Accrued interest payable and other liabilities (note 12)            556        716
                                                                  ----------  ---------

            Total liabilities                                        85,776     89,045
                                                                  ----------  ---------

Stockholders' equity (note 13):
    Common stock, $.10 par value; 8,000,000 shares
      authorized, 1,553,938 shares issued and outstanding
      at December 31, 1998                                              155         --
    Additional paid-in capital                                       14,834         --
    Retained earnings                                                 7,655      6,935
    Unearned compensation                                            (1,181)        --
    Accumulated other comprehensive income                              (23)      (325)
                                                                  ----------  ---------

            Total stockholders' equity                               21,440      6,610

Commitments (note 6)
                                                                  ----------  ---------

            Total liabilities and stockholders' equity          $   107,216     95,655
                                                                  ==========  =========


See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                       Consolidated Statements of Earnings

                     Years ended December 31, 1998 and 1997
                      (In thousands, except per share data)

                                                                  1998      1997
                                                                 -------  -------
Interest income:
   Loans                                                           $ 3,528    3,604
   Investment securities                                               259      163
   Mortgage-backed securities                                        2,570    2,866
   Interest-bearing deposits                                           389      216
   Dividends on FHLB stock                                              48       46
                                                                    -------  -------

           Total interest income                                     6,794    6,895
                                                                    -------  -------

Interest expense:
   Deposits (note 10)                                                3,746    3,778
   Borrowings                                                           52      461
                                                                    -------  -------

           Total interest expense                                    3,798    4,239
                                                                    -------  -------

           Net interest income                                       2,996    2,656

Provision for loan losses (note 6)                                      30       35
                                                                    -------  -------

           Net interest income after provision for loan losses       2,966    2,621
                                                                    -------  -------

Noninterest income:
   Deposit account service fees                                        671      587
   Gain on sales of loans                                               13       67
   Gain on sales of available-for-sale mortgage-backed securities       55
   Other                                                               124      143
                                                                    -------  -------
(note 5)
           Total noninterest income                                    811      852
                                                                    -------  -------

Noninterest expense:
   Compensation and benefits (note 13)                               1,304    1,193
   Occupancy and equipment                                             301      252
   Federal deposit insurance premiums and assessments                   85       75
   Data processing                                                     188      167
   Deposit account processing fees                                     196      175
   Amortization of premium on deposits assumed                          61       61
   Supplies expense                                                     76       82
   Advertising                                                         160      154
   Other                                                               214      193
                                                                    -------  -------

           Total noninterest expense                                 2,585    2,352
                                                                    -------  -------

           Earnings before income tax expense                        1,192    1,121

Income tax expense (note 12)                                           472      449
                                                                    -------  -------

           Net earnings                                             $   720      672
                                                                    =======  =======

Net earnings per share - basic and diluted                          $  0.50     0.47
                                                                    =======  =======


See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                 Consolidated Statements of Stockholders' Equity

                     Years ended December 31, 1998 and 1997
                                 (In thousands)




                                                                                                         Accumu-
                                                                                                          lated
                                                                                                          other
                                                              Additional                   Unearned      compre-
                                                  Common        paid-in        Retained     compen-      hensive
                                                   stock        capital        earnings     sation        income        Total
                                                -----------   ------------   -------------------------  -----------   ----------

Balance, December 31, 1996                    $         --             --         6,263            --         (468)       5,795
                                                -----------   ------------   -----------  ------------  -----------   ----------

Net earnings                                                                        672                                     672
Change in unrealized gain on available-
    for-sale securities, net of taxes                                                                          143          143
                                                                                                                      ----------

             Total comprehensive income                                                                                     815
                                                                                                                      ----------

Balance, December 31, 1997                              --             --         6,935            --         (325)       6,610
                                                -----------   ------------   -----------  ------------  -----------   ----------

Proceeds from issuance of common
    stock                                              155         14,833                      (1,243)                   13,745

Net earnings                                                                        720                                     720
Change in unrealized gain on available-
    for-sale securities, net of tax                                                                            302          302
                                                                                                                      ----------

             Total comprehensive income                                                                                   1,022
                                                                                                                      ----------

Reduction of unearned compensation                                      1                          62                        63
                                                -----------   ------------   -----------  ------------  -----------   ----------

Balance, December 31, 1998                    $        155         14,834         7,655        (1,181)         (23)      21,440
                                                ===========   ============   ===========  ============  ===========   ==========


See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                      Consolidated Statements of Cash Flows

                     Years ended December 31, 1998 and 1997
                                 (In thousands)

                                                                                    1998        1997
                                                                                  ----------  ----------

Cash flows from operating activities:
    Net earnings                                                                $       720         672
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Provision for loan losses                                                        30          35
        Depreciation                                                                    139         110
        Amortization of premium on deposits assumed                                      61          61
        FHLB stock dividends                                                            (48)        (46)
        Amortization of loan fees                                                       (56)        (35)
        Accretion of discounts and amortization of premiums on
          investment and mortgage-backed securities, net                                207         (37)
        Gain on sales of loans, net                                                     (13)        (67)
        Gain on sales of mortgage-backed securities available-for-sale                   (3)        (55)
        Release of unallocated of ESOP shares                                            63          --
        Proceeds from sales of loans                                                    798       3,451
        Origination of loans for sale                                                  (785)     (3,384)
        Change in accrued interest receivable, prepaids,
          and other assets                                                              (41)         31
        Change in accrued interest payable and
          other liabilities                                                            (315)        371
                                                                                  ----------  ----------

              Net cash provided by operating activities                                 757       1,107
                                                                                  ----------  ----------

Cash flows from investing activities:
    Decrease (increase) in loans, net                                                 5,733        (858)
    Loans purchased                                                                    (213)     (2,878)
    Maturities/calls of investment securities held-to-maturity                        3,800          --
    Paydowns and maturities of mortgage-backed securities available-for-sale          3,991       2,503
    Paydowns and maturities of mortgage-backed securities held-to-maturity            6,817       3,933
    Proceeds from sales of mortgage-backed securities available-for-sale              1,430       4,668
    Purchases of investment securities held-to-maturity                              (4,587)     (1,031)
    Purchases of mortgage-backed securities available-for-sale                      (15,571)         --
    Purchases of mortgage-backed securities held-to-maturity                         (8,519)         --
    Redemption of FHLB stock                                                            200          --
    Increase in real estate held for development                                         (6)        (99)
    Proceeds from sale of real estate held for development                               --         214
    Additions of premises and equipment, net                                           (925)       (295)
                                                                                  ----------  ----------

              Net cash (used in) provided by investing activities               $    (7,850)      6,157
                                                                                  ----------  ----------

                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDARY
                               OSAWATOMIE, KANSAS

                Consolidated Statements of Cash Flows, Continued

                     Years ended December 31, 1998 and 1997
                                 (In thousands)




                                                                                    1998        1997
                                                                                  ----------  ----------

Cash flows from financing activities:
    Net (decrease) increase in deposits                                         $    (1,215)      1,928
    Repayment of borrowings from FHLB                                                (1,900)     (8,800)
    Proceeds from issuance of common stock, net of costs                             13,745          --
    Net decrease (increase) in advances from borrowers
      for taxes and insurance                                                             6         (14)
                                                                                  ----------  ----------

              Net cash provided by (used in) financing activities                    10,636      (6,886)
                                                                                  ----------  ----------

              Net increase in cash and cash equivalents                               3,543         378

Cash and cash equivalents at beginning of year                                        4,600       4,222
                                                                                  ----------  ----------

Cash and cash equivalents at end of year                                        $     8,143       4,600
                                                                                  ==========  ==========

Supplemental disclosure of cash flow information:
    Cash paid during the year for income taxes                                  $       854         116
                                                                                  ==========  ==========

    Cash paid during the year for interest                                      $     3,846       4,218
                                                                                  ==========  ==========


See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997



  (1)   Summary of Significant Accounting Policies

        (a)   Principles of Consolidation and Basis of Presentation

              The consolidated financial statements include the accounts of First Kansas Financial Corporation (the Company) and its wholly-owned subsidiary, First Kansas Federal Savings Bank (the
              Bank). Intercompany balances and transactions have been eliminated. The Company is principally engaged in single family home lending in the State of Kansas. The Company also makes consumer and commercial loans depending on the demand and management's assessment of the quality of such loans.

        (b)   Cash Equivalents

              Cash equivalents consist of interest-bearing deposits in the Federal Home Loan Bank (FHLB) of Topeka and other financial institutions with an original maturity of three months or less.

        (c)   Investment Securities

              The Company accounts for its investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, investments are classified as held-to-maturity, which are carried at amortized cost, or available-for-sale, which are carried at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity, net of related income taxes.

              Amortization and accretion of premiums and discounts are computed using the interest method over the estimated life of the related security and are recorded as an adjustment of interest income.
              Gains and losses on sales are calculated using the specific identification method.

        (d)   Loans

              Loans receivable that management has the intent and ability to hold until maturity or pay off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

              The Company determines at the time of origination whether mortgage loans will be held for the Company's portfolio or sold in the secondary market. Loans originated and intended for sale in the secondary market are recorded at the lower of aggregate cost or estimated market value. Fees received on such loans are deferred and recognized in income as part of the gain or loss on sale.

              Loan origination, commitment and related fees, and certain direct origination costs related to loans for the Company's portfolio are deferred. The deferred fees and costs are amortized as an adjustment of yield over the contractual term of the individual loans using the interest method.


                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


        (e)   Mortgage Banking Activities

              At December 31, 1998 and 1997, the Company was servicing loans for others amounting to $663,000 and $1,435,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received. The amount of escrow balances held for borrowers at December 31, 1998 and 1997 was insignificant.

              Originated servicing rights are not recorded as assets of the Company. Statement of Financial Accounting Standards (SFAS) No. 122, Accounting for Mortgage Servicing Rights, as amended by SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, requires that originated servicing rights be valued and recorded as assets when the loan is originated, and subsequently amortized as a component of servicing cost over the expected life of the loan. Because the Company did not retain any servicing rights on loans originated and sold during 1998 and 1997, SFAS No. 122 and SFAS No. 125 had no effect on the Company's consolidated financial statements.

        (f)   Provisions for Losses on Loans and Interest Receivable

              Provisions for losses on loans receivable are based upon management's estimate of the amount required to maintain an adequate allowance for losses, relative to the risks in the loan portfolio. This estimate is based on reviews of the loan portfolio, including assessment of the estimated net realizable value of the related underlying collateral, and consideration of historical loss experience, current economic conditions, and such other factors which, in the opinion of management, deserve current recognition. Loans are charged off when the probability of loss is established, taking into consideration such factors as the borrower's financial condition, underlying collateral, and guarantees. Loans are also subject to periodic examination by regulatory agencies. Such agencies may require charge-offs or additions to the allowance based upon their judgments about information available at the time of their examination.

              Accrual of interest income on loans is discontinued for those loans with interest more than ninety days delinquent or sooner if management believes collectibility of the interest is not probable. Management's assessment of collectibility is primarily based on a comparison of the estimated value of underlying collateral to the related loan and accrued interest receivable balances. When interest accrual is discontinued, all unpaid accrued interest is reversed. Nonaccruing loans are returned to accrual status when principal and interest is reasonably assured and a consistent record of performance has been demonstrated. Payments received on impaired or nonaccrual loans are applied to principal and interest in accordance with the contractual terms of the loan unless full payment of principal is not expected, in which case both principal and interest payments received are applied as a reduction of the carrying value of the loan.


                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


              A loan is considered impaired when it is probable the Company will be unable to collect all amounts due - both principal and interest
              - according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Impairment may also be measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, the Company measures impairment based on the fair value of the collateral when it determines foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.

              The Company applies the methods described above to multifamily real estate loans, commercial real estate loans, and restructured loans. Smaller balance, homogeneous loans, including one-to-four-family residential and construction loans and consumer loans, are collectively evaluated for impairment.

        (g)   Real Estate Owned and Held for Development

              Real estate properties acquired through foreclosure are initially recorded at the lower of cost or estimated fair value, less selling costs, at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas holding costs are expensed when incurred. Valuations are periodically performed by management and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value, less selling costs.

              Real estate held for development consists of a parcel of land and improvements zoned for commercial development. Such development is carried at cost which is less than the estimated market value. Direct costs, including interest, are capitalized as property costs during the development period. Gains on sales are recognized by allocating costs to parcels sold using the relative fair value method.

        (h)   Stock in FHLB of Topeka

              The Company is a member of the FHLB system. As a member, the Company is required to purchase and hold stock in the FHLB of Topeka in an amount equal to the greater of (a) 1% of unpaid residential loans, (b) 5% of outstanding FHLB advances, or (c) .3% of total assets. FHLB stock is carried at cost in the accompanying consolidated balance sheets.

        (i)   Premises and Equipment

              Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using both straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to thirty-five years. Major replacements and betterments are capitalized while normal maintenance and repairs are charged to expense when incurred. Gains or losses on dispositions are reflected in current operations.


                                                                 (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


        (j)   Income Taxes

              Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

        (k)   Use of Estimates

              Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

        (l)   Accounting Changes

              The Company adopted Financial Accounting Standards Board (FASB) No. 130, Reporting Comprehensive Income, (SFAS No. 130) effective January 1, 1998. SFAS No. 130 establishes standards for reporting comprehensive income and its components (revenues, expenses, gains, and losses). Components of comprehensive income are net income and all other nonowner changes in equity. The statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement, and
              (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The only component of comprehensive income consists of unrealized holding gains and losses on available-for-sale investment securities.

              The Company adopted FASB Statement No. 131, Disclosures About Segments of an Enterprise and Related Information, (SFAS No. 131) effective January 1, 1998. This statement establishes standards for reporting information about segments in annual and interim financial statements. SFAS No. 131 introduces a new model for segment reporting called the "management approach." The management approach is based on the way the chief operating decision-maker organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, and any other in which management disaggregates a company. Based on the "management approach" model, the Company has determined that its business is comprised of a single operating segment and that SFAS No. 131, therefore, has no impact on its consolidated financial statements.

                                                                 (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


        (m)   New Accounting Pronouncements

              The FASB issued SFAS No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, in June 1998. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning June 15, 1999, may be adopted early for periods beginning after issuance of the statement, and may not be applied retroactively. The Company does not expect to adopt SFAS No. 133 early. The FASB issued SFAS No. 134, Accounting for Mortgage-backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, in October 1998. This statement amends SFAS No. 65 and requires that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. SFAS No. 134 is effective for the first fiscal quarter beginning after December 15, 1998. The adoption of SFAS No. 133 and SFAS No. 134 is not expected to have a material impact on the Company's consolidated financial statements.

        (n)   Earnings Per Common Share

              Basic earnings per share is based upon the weighted average number of common shares outstanding during the periods presented. Earnings per share for the twelve months ended December 31, 1998 and 1997 are pro forma as if the conversion and acquisition occurred on January 1, 1997. Unallocated shares of common stock held by the employee stock ownership plan are not included in the weighted average shares outstanding computation. For the years ended December 31, 1998 and 1997, there were no dilutive potential common shares outstanding. Average shares outstanding used in the computation of earnings per share for 1998 and 1997 were 1,429,640 and 1,429,623, respectively.

  (2)   Initial Public Offering

        On June 25, 1998, the Company completed an initial public offering selling 1,553,938 shares of its common stock at $10.00 per share. Total expenses of the offering approximated $548,000.

  (3)   Cash and Cash Equivalents

        A summary of cash and cash equivalents follows (in thousands):

                                                             1998       1997
                                                            --------  ---------

             Cash on hand                                $      644        651
             Deposits at other financial institutions           499        549
             Overnight FHLB deposits                          7,000      3,400
                                                            --------  ---------

                                                         $    8,143      4,600
                                                            ========  =========

                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

  (4)   Investment Securities

        A summary of investment securities held-to-maturity and information relating to amortized cost, approximate fair values, and unrealized gains (losses) at December 31, 1998 and 1997 is as follows (in thousands):

                                                     Amortized     Unrealized   Unrealized     Fair
                   1998                                 cost         gains        losses       value
------------------------------------------------     -----------  -----------  ------------  ---------
U.S. government and agency obligations
     maturing after one year but within five years  $     1,000            4            --      1,004
U.S. government and agency obligations
     maturing after five years but within ten years       1,000           --            --      1,000
U.S. government and agency obligations
     maturing after ten years                             1,139            5            --      1,144
State and municipal obligations maturing
    after ten years                                         624            8            --        632
Other debt securities maturing after
    ten years                                               949           --            --        949
                                                     -----------  -----------  ------------  ---------

                                                   $      4,712           17            --      4,729
                                                     ===========  ===========  ============  =========

                  1997
------------------------------------------------

U.S. government and agency obligations
     maturing within one year                      $        800           --            (1)       799
U.S. government and agency obligations
    maturing after one year but within five years         2,000           --            (4)     1,996
U.S. government and agency obligations
    maturing after ten years                              1,052          105            --      1,157
                                                     -----------  -----------  ------------  ---------

                                                   $      3,852          105            (5)     3,952
                                                     ===========  ===========  ============  =========



                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

  (5)   Mortgage-backed Securities

        A summary of mortgage-backed securities and information relating to amortized cost, approximate fair values, and unrealized gains (losses) at December 31, 1998 and 1997 is as follows (in thousands):


                                              Amortized     Unrealized    Unrealized      Fair
                 1998                            cost          gains        losses        value
----------------------------------------      ----------   ------------  ------------  -----------
Available-for-sale:
    Government agency mortgage-
      backed securities:
        Federal Home Loan Mortgage
          Corporation (FHLMC)               $     2,121             21            (2)       2,140
        Federal National Mortgage
          Association (FNMA)                      4,303             11           (15)       4,299
        Government National Mortgage
          Association (GNMA)                      4,128             27            --        4,155
    Collateralized mortgage obligations          16,765             33          (110)      16,688
                                              ----------   ------------  ------------  -----------

                                            $    27,317             92          (127)      27,282
                                              ==========   ============  ============  ===========

Held-to-maturity:
    Government agency mortgage-
      backed securities:
        FHLMC                               $        90              2            --           92
        FNMA                                      3,092             43            (1)       3,134
        GNMA                                        339             25            --          364
    Collateralized mortgage obligations          19,000             95           (41)      19,054
                                              ----------   ------------  ------------  -----------

                                            $    22,521            165           (42)      22,644
                                              ==========   ============  ============  ===========

                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


                                              Amortized    Unrealized    Unrealized       Fair
                 1997                           cost          gains        losses        value
----------------------------------------      ----------   ------------  ------------  -----------
Available-for-sale:
    Government agency mortgage-
      backed securities:
        FHLMC                               $       331             --            --          331
        FNMA                                        552             23            --          575
        GNMA                                      1,927             60            --        1,987
    Collateralized mortgage obligations          14,515             35          (610)      13,940
                                              ----------   ------------  ------------  -----------

                                            $    17,325            118          (610)      16,833
                                              ==========   ============  ============  ===========

Held-to-maturity:
    Government agency mortgage-
      backed securities:
        FHLMC                               $       162              5            --          167
        FNMA                                      2,543             39            (2)       2,580
        GNMA                                        500             43            --          543
    Collateralized mortgage obligations          17,732             23          (150)      17,605
                                              ----------   ------------  ------------  -----------

                                            $    20,937            110          (152)      20,895
                                              ==========   ============  ============  ===========




        The Company's portfolio of government agency mortgage-backed securities and federal agency-backed collateralized mortgage obligations consists primarily of first and second tranche securities with expected maturities of three to five years. At December 31, 1998, the government agency mortgage-backed securities had a carrying value of $14,115,000 and consisted of approximately $2,410,000 of fixed rate securities and $11,705,000 of variable rate securities. The collateralized mortgage obligations had a carrying value of $35,688,000 and consisted of approximately $21,458,000 of fixed rate securities and $14,230,000 of variable rate securities. Collateralized mortgage obligations of the Company are generally government agency guaranteed.

        The proceeds from sales of government agency mortgage-backed securities during 1998 were $1,430,000. Gross gains of $3,000 were realized on those sales. The proceeds from sales of investment securities during 1997 were $4,668,000. Gross gains of $55,000 were realized on those sales.

        At December 31, 1998 and 1997, government agency mortgage-backed securities with a carrying value of approximately $1,850,000 and $2,550,000, respectively, were pledged to secure public funds on deposit.


                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

  (6)   Loans Receivable

        Loans receivable consist of the following at December 31, 1998 and 1997 (in thousands):

                                                       1998       1997
                                                    ---------  ----------
Mortgage loans:
    One-to-four-family                           $    37,884      42,853
    Multifamily                                           --       1,045
    Commercial                                           471         535
    Land                                                 264         141
    Construction                                         151         126
                                                    ---------  ----------

             Total mortgage loans                     38,770      44,700

Consumer loans                                         2,115       1,728
Commercial loans                                         537         513
                                                    ---------  ----------

             Total                                    41,422      46,941

Less:
    Unearned discounts and deferred fees                 116         118
    Allowance for loan losses                            206         179
    Undisbursed portion of loans in process               31          81
                                                    ---------  ----------

             Total, net                          $    41,069      46,563
                                                    =========  ==========


        The Company evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance. The Company's primary lending area is in the State of Kansas.

        The weighted average annual interest rates on mortgage loans approximated 7.51% and 7.69% at December 31, 1998 and 1997. Adjustable rate loans have interest rate adjustment limitations and are generally indexed to the national average cost of funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

        At December 31, 1998, the Company did not have any outstanding commitments to originate mortgage loans or to purchase loans.

                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

        Loans made to directors and executive officers of the Company approximated $579,000 and $375,000 at December 31, 1998 and 1997, respectively. Such loans were made in the ordinary course of business. Changes in such loans for 1998 are as follows (in thousands):

                   Balance at January 1, 1998                        $     375
                   Additions                                               391
                   Amounts collected                                      (187)
                                                                      --------

                   Balance at December 31, 1998                      $     579
                                                                      ========

        A summary of the activity in the allowance for loan losses follows (in thousands):

                                                            1998      1997
                                                          --------  --------

               Balance at beginning of year             $     179       146
               Provision                                       30        35
               Charge-offs                                     (5)       (5)
               Recoveries                                       2         3
                                                          --------  --------

               Balance at end of year                   $     206       179
                                                          ========  ========

        Loans delinquent ninety days or more at December 31, 1998 and 1997 aggregated $5,000 and $80,000, respectively. Impaired loans, exclusive of delinquent loans, were insignificant at December 31, 1998 and 1997.

  (7)   Premises and Equipment

        Premises and equipment consist of the following (in thousands):

                                                           1998       1997
                                                         --------   --------

               Land                                    $     217        217
               Buildings and improvements                  1,688      1,077
               Construction in progress                       38        241
               Furniture and equipment                     1,114        766
                                                         --------   --------

                            Total                          3,057      2,301

               Less accumulated depreciation               1,282      1,311
                                                         --------   --------

                            Total                      $   1,775        990
                                                         ========   ========

                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

  (8)   Real Estate Held for Development

        The Company's subsidiary acquired a parcel of land in 1996 in Paola, Kansas for the purpose of development and sale. Total cost incurred through December 31, 1998, including capitalized interest of $37,000, aggregated $658,000. There were no sales or transfers associated with the parcel of land during 1998. During 1997, one lot with an allocated cost of $118,000 was transferred to the Company for the purpose of building a new branch facility. Additionally, two lots with allocated cost aggregating $179,000 were sold during 1997, resulting in gains on those sales totaling $35,000.

  (9)   Premium on Deposits Assumed

        In accordance with the FSLIC Transfer Agreement dated November 19, 1982, the Company assumed certain deposits of the former North Kansas Savings Company, paying a premium on deposits assumed of $1,212,000. The Company is amortizing the premium over twenty years on the straight-line method. Accumulated depreciation on such premium was $973,000 and $912,000, respectively, at December 31, 1998 and 1997.

 (10)   Deposits

        Deposits are summarized as follows (dollars in thousands):


                                                          1998        1997
                                                       ----------  ----------

               Noninterest bearing demand            $     2,477       1,927
               Savings and interest-bearing demand        28,312      27,461
               Time                                       53,647      56,263
                                                       ----------  ----------

                                                     $    84,436      85,651
                                                       ==========  ==========


        The weighted average interest rates on deposits approximated 4.68% and 4.66% at December 31, 1998 and 1997, respectively.

        Scheduled maturities of time deposits at December 31, 1998 are as follows (in thousands):

                    1999           $     36,631
                    2000                  9,159
                    2001                  4,903
                    2002                  1,090
                    2003                  1,338
                 Thereafter                 526
                                      ----------

                   Total           $     53,647
                                      ==========
                                                                 (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

        A summary of interest expense is as follows (in thousands):

                                                             1998       1997
                                                         --------  ---------

               Passbook and certificate accounts      $    3,185      3,214
               NOW                                           561        564
                                                         --------  ---------

                                                      $    3,746      3,778
                                                         ========  =========

        Certificates of deposit in amounts greater than or equal to $100,000 amounted to $3,300,000 and $3,100,000 at December 31, 1998 and 1997,
        respectively. Individual deposit amounts in excess of $100,000 are not federally insured.

 (11)   Borrowings from FHLB of Topeka

        Borrowings outstanding from the FHLB of Topeka at December 31, 1998 totaled $650,000, with an adjustable interest rate based on the one-month LIBOR rate and maturing in 2002. Borrowings at December 31, 1997 totaled $2,550,000, including individual advances and $1,900,000 borrowed under an $8,000,000 line of credit with an adjustable interest rate based on the fed funds rate and maturing in 1999. Weighted average interest rates for the years ended December 31, 1998 and 1997 were 5.73% and 6.71%, respectively, on such borrowings.

        FHLB borrowings are secured by all unpledged single and multifamily first mortgage loans, mortgage-backed securities, United States government and agency obligations, interest-bearing deposits in other financial institutions, stock in FHLB, and FHLB overnight deposits.

        In January 1999, the Company purchased $20,000,000 of mortgage-backed securities with proceeds received from two $10,000,000 advances from the FHLB. The assets purchased and their underlying liabilities are fixed rated through five years.

 (12)   Income Taxes

        The components of income tax expense from operations are as follows (in thousands):
                                            Federal       State        Total
                                           -----------  -----------  -----------

          Year ended December 31, 1998:
              Current                   $         452           67          519
              Deferred                            (34)         (13)         (47)
                                           -----------  -----------  -----------

                                        $         418           54          472
                                           ===========  ===========  ===========

          Year ended December 31, 1997:
              Current                   $         385           65          450
              Deferred                             (1)          --           (1)
                                           -----------  -----------  -----------

                                        $         384           65          449
                                           ===========  ===========  ===========


                                                                 (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

         The reasons for the differences between the effective tax rates and the expected federal income tax rate of 34% are as follows:

                                                             Percentage
                                                             of earnings
                                                               before
                                                            income taxes
                                                       ------------------------
                                                        1998            1997
                                                       --------        --------

           Expected federal income tax rate               34.0 %          34.0
           State taxes, net of federal tax benefit         3.0             3.8
           Other, net                                      2.6             2.3
                                                       --------        --------

           Effective income tax rate                      39.6 %          40.1
                                                       ========        ========

        Temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1998 and 1997 are as follows (in thousands):

                                                            1998      1997
                                                          --------  -------

Unrealized loss on available-for-sale securities        $      12      167
Loan origination fees                                           7       12
Other, net                                                     14       --
                                                          --------  -------

             Deferred tax asset                                33      179
                                                          --------  -------

Premises and equipment                                        (85)     (88)
FHLB dividends                                               (125)    (109)

Allowance for loan losses                                     (70)    (108)
State taxes                                                   (21)     (34)
                                                          --------  -------

             Deferred tax liability                          (301)    (339)
                                                          --------  -------

             Net deferred tax liability, included
               in other liabilities                     $    (268)    (160)
                                                          ========  =======

        There was no valuation allowance required for deferred tax assets at December 31, 1998 or 1997. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.


                                                                   (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

        Prior to 1996, the Company was allowed to deduct the greater of an experience method bad debt deduction based on actual charge-offs or a statutory bad debt deduction based on a percentage (8%) of taxable income before such deduction. For income tax purposes, the Company used the experience methods in 1997 and 1998. Under the Small Business Job Projection Act (the Act) of 1996, the allowable deduction under the percentage of taxable income method was terminated for tax years beginning after 1995 and will not be available to the Company for future years. The Act also provides that federal income tax bad debt reserves accumulated since 1988 (the base year reserve) must be recaptured and included in taxable income over a six-year inclusion period beginning 1998. Included in the deferred income tax liability at December 31, 1998 and 1997 is $140,000 and $168,000, respectively, for this recapture.

        Retained earnings at December 31, 1998 and 1997 includes approximately $718,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

 (13)   Benefit Plans

        The Company participates in a multiemployer, noncontributory defined benefit pension plan which covers all employees who have met eligibility requirements. Because of the multiemployer plan status, the Company does not make disclosures similar to those of single-employer plans. Qualified part-time and full-time employees over age twenty-one are eligible for participation after one year of service. Pension costs associated with the plan amounted to $2,000 and $3,000 for the years ended December 31, 1998 and 1997, respectively.

        The Company has a defined contribution plan that covers substantially all employees. Employees may contribute up to 15% of their salary, subject to limitations under the Internal Revenue Code, and the Company matches 50% of the employee's contribution up to 6% of compensation. The Company's expense under the plan for 1998 and 1997 was $22,000 and $23,000, respectively. In addition, the Company made discretionary contributions to the plan of $21,000 and $55,000 for the years ended December 31, 1998 and 1997, respectively.

        In December 1997, the Company implemented a supplemental executive retirement plan ("SERP") for the benefit of the Company's president which will provide enhanced benefits at retirement. Accruals under the SERP commenced during 1998, resulting in an expense of $29,000 for the year ended December 31, 1998.

        In connection with the offering described in note 2, the Company established an employee stock ownership plan (ESOP). Through a loan from the Company, the ESOP acquired 124,315 shares of the Company's common stock. Employees age twenty-one or older who have completed one year of service with the Company are eligible to participate in the ESOP. Participants become 100% vested after five years. Contributions made by the Company to the ESOP will be used to repay the loan, and shares are allocated to participants by a formula based on total compensation. The cost of unallocated shares is presented as unearned compensation in the accompanying December 31, 1998 consolidated balance sheet. The Company recognizes additional compensation expense equal to the fair value of shares allocated. During 1998, in connection with a principal reduction on the ESOP loan, 6,200 shares were released and the Company recognized $63,000 of compensation expense.


                                                                 (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

        In February 1999, the Company instituted a stock option plan and a restricted stock plan. Pursuant to the stock option plan, the Company granted options to acquire 132,079 shares of common stock to certain key officers and directors. The options are exercisable at $10.75 per share, vest over five years, and expire 2008. Pursuant to the restricted stock plan, 52,826 shares will be awarded to certain key officers and directors. The fair value of such shares will be recorded as unearned compensation and subsequently expensed over the five-year vesting period.

 (14)   Regulatory Capital Requirements

        The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the Office of Thrift Supervision
        (OTS) promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 4% leverage capital ratio, and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution.

        The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Company, which are defined as well capitalized, must generally have a leverage (core) capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions.

        The Bank met all regulatory capital requirements at December 31, 1998 and 1997. The Bank's actual and required capital amounts and ratios as of December 31, 1998 were as follows (dollars in thousands):

                                                                                          To be well
                                                                                          capitalized
                                                                                          under prompt
                                                                  For capital              corrective
                                                                   adequacy                 actions
                                           Actual                  purposes                provisions
                                      ------------------       ------------------       -----------------
                                       Amount    Ratio          Amount    Ratio          Amount    Ratio
                                      ---------- -------       ---------  -------       ---------  ------
Tangible capital
    (to tangible assets)            $    13,268   12.44 %    $    1,600     1.50 %    $       --      -- %
Tier 1 leverage (core) capital
    (to adjusted tangible assets)        13,268   12.44           4,266     4.00           5,333    5.00
Risk-based capital
    (to risk-weighted assets)            13,470   37.53           2,872     8.00           3,590   10.00
Tier 1 leverage risk-based capital
    (to risk-weighted assets)            13,268   36.96              --       --           2,154    6.00
                                      ========== =======       =========  =======       =========  ======


                                                                 (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

        At the time of conversion, the Bank established a liquidation account in an amount equal to $7,038,000. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank, and only in such an event, eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock. The Bank may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account discussed below, or the regulatory capital requirements imposed by the OTS.

 (15)   Comprehensive Income

        The Company adopted SFAS No. 130, Reporting Comprehensive Income, in the first quarter of 1998. SFAS No. 130 requires the reporting of comprehensive income and its components. Comprehensive income is defined as the change in equity from transactions and other events and circumstances from nonowner sources, and excludes investments by and distributions to owners. Comprehensive income includes net income and other items of comprehensive income meeting the above criteria. The Company's only component of other comprehensive income is the unrealized holding gains and losses on available-for-sale securities.

                                                      For the twelve months
                                                        ended December 31,
                                                     --------------------------
                                                       1998             1997
                                                     ---------        ---------
                                                          (In thousands)

      Unrealized holding gains                     $      460              272
      Less reclassification adjustment for
          gains included in net income                      3               55
                                                     ---------        ---------

             Net unrealized gains on securities           457              217


      Income taxes                                       (155)             (74)
                                                     ---------        ---------

             Other comprehensive income            $      302              143
                                                     =========        =========

(16) Financial Instruments With Off-balance Sheet Risk and Concentrations of Credit Risk

        The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customer financing needs. These financial instruments consist principally of commitments to extend credit. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The Company does not generally require collateral or other security on unfunded loan commitments until such time that loans are funded.


                                                                   (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

        In addition to financial instruments with off-balance sheet risk, the Company is exposed to varying risks associated with concentrations of credit relating primarily to lending activities in specific geographic areas. The Company's primary lending area consists of the State of Kansas, and substantially all of the Company's loans are to residents of or secured by properties located in its principal lending area. Accordingly, the ultimate collectibility of the Company's loan portfolio is dependent upon market conditions in that area. This geographic concentration is considered in management's establishment of the allowance for loan losses.

        The Company grants mortgage and consumer loans to customers primarily throughout its target market of the State of Kansas. Although the Company has a diversified loan portfolio, a substantial portion of the borrower's ability to honor their contracts is dependent upon the general economic condition of the target market.

 (17)   Fair Value of Financial Instruments

        SFAS No. 107, Disclosures About Fair Value of Financial Instruments, and SFAS No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments, require that the Company disclose estimated fair values for its financial instruments, both assets and liabilities recognized and not recognized in the consolidated financial statements. Fair value estimates have been made as of December 31, 1997 based on then current economic conditions, risk characteristics of the various financial instruments, and other subjective factors.

        The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

        Cash and Cash Equivalents

        The carrying amounts approximate fair value because of the short maturity of these instruments.

        Investment and Mortgage-backed Securities

        The fair values of investment securities are estimated based on published bid prices or bid quotations received from securities dealers.

        Loans Receivable

        The fair values of loans receivable are estimated using the option-based approach. Cash flows consist of scheduled principal, interest, and prepaid principal. Loans with similar characteristics were aggregated for purposes of these calculations.

        Accrued Interest

        The carrying amount of accrued interest is assumed to be its carrying value because of the short-term nature of these items.

        Stock of FHLB

        The carrying amount of such stock is estimated to approximate fair value.


                                                                 (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

        Deposits

        The fair values of deposits with no stated maturity are deemed to be equivalent to amounts payable on demand. The fair values of certificates of deposit are estimated based on the static discounted cash flow approach using rates currently offered for deposits of similar remaining maturities.

        Borrowings From FHLB of Topeka

        The fair values of FHLB advances are estimated based on discounted values of contractual cash flows using the rates currently available to the Company on advances of similar remaining maturities.

        The approximate carrying value and estimated fair value of the Company's financial instruments are as follows (in thousands):


                                                             December 31, 1998
                                                    ---------------------------
                                                      Carrying        Fair
                                                       value          value
                                                    -------------  ------------

Financial assets:
    Cash and interest-bearing deposits
      in other financial institutions             $        8,143         8,143
    Investment securities (see note 4)                     4,712         4,729
    Mortgage-backed securities (see note 5)               49,803        49,926
    Loans receivable                                      41,069        41,524
    Stock in FHLB                                            509           509

Financial liabilities:
    Deposits                                              84,436        84,858
    FHLB borrowings                                          650           650
                                                    =============  ============

                                                        December 31, 1997
                                                    ---------------------------
                                                      Carrying        Fair
                                                       value          value
                                                    -------------  ------------

Financial assets:
    Cash and interest-bearing deposits
      in other financial institutions             $        4,600         4,600
    Investment securities (see note 4)                     3,852         3,952
    Mortgage-backed securities (see note 5)               37,770        37,728
    Loans receivable                                      46,563        47,171
    Stock in FHLB                                            661           661

Financial liabilities:
    Deposits                                              85,651        85,628
    FHLB borrowings                                        2,550         2,550
                                                    =============  ============
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

        Limitations

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

 (18)   Parent Company Condensed Financial Statements

                             Condensed Balance Sheet
                                December 31, 1998
                                 (In thousands)

                                     Assets

Cash and cash equivalents                                    $        279
Loan to ESOP                                                        1,181
Investment in and loan to subsidiary                               20,044
                                                               -----------

             Total assets                                    $     21,504
                                                               ===========

                       Liabilities and Stockholders' Equity

Accrued interest payable and other liabilities               $         65
Stockholders' equity                                               21,439
                                                               -----------

             Total liabilities and stockholders' equity      $     21,504
                                                               ===========
                                                                 (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997



                          Condensed Statement of Income
                          Year ended December 31, 1998
                                 (In thousands)

Income:
    Equity in earnings of subsidiary                      $        619
    Interest on loans                                              148
    Interest on deposits                                            54
                                                            -----------

             Total income                                          821

Expense, including income tax expense                              101
                                                            -----------

             Net income                                   $        720
                                                            ===========

                        Condensed Statement of Cash Flows
                           Year ended December 31, 1998
                                  (In thousands)

Operating activities:
    Net income                                                $        720
    Less equity in earnings of subsidiary                             (619)
    Adjustments to reconcile net income to net cash provided
      by operating activities - increase in payables                    65
                                                                -----------

             Net cash provided by operating activities                 166
                                                                -----------

Investing activities:
    Investment in and loan to subsidiary                           (13,695)
    Loan to ESOP, net of repayment                                  (1,181)
                                                                -----------

             Net cash used in investing activities                 (14,876)
                                                                -----------

Financing activities - proceeds from issuance
    of common stock                                                 14,989
                                                                -----------

             Increase in cash                                          279

Cash at beginning of year                                                --
                                                                -----------

Cash at end of year                                           $        279
                                                                ===========

Corporate Information

                       First Kansas Financial Corporation
                                 600 Main Street
                            Osawatomie, Kansas 66064
                                 (913) 755-3033

                        First Kansas Federal Savings Bank

               Main Office                                Paola Office
             600 Main Street                               29 West Wea
           Osawatomie, Kansas                             Paola, Kansas

            Fort Scott Office                           Louisburg Office
             2205 South Main                             100 West Amity
           Fort Scott, Kansas                           Louisburg, Kansas

              Beloit Office                            Phillipsburg Office
             125 North Mill                              762 4th Street
             Beloit, Kansas                           Phillipsburg, Kansas


                               Board of Directors

        J. Darcy Domoney                           Larry V. Bailey
     Chairman of the Board              President and Chief Executive Officer

        Donald V. Meyer                         James E. Breckendridge
            Director                                   Director

     William R. Butler, Jr.                        Roger L. Coltrin
            Director                                   Director

                               Executive Officers
                                 Larry V. Bailey
                      President and Chief Executive Officer


                                Daniel G. Droste
                       Senior Vice President and Treasurer

                                 Galen E. Graham
                       Senior Vice President and Secretary

                          ------------------------------

Local Counsel                         Independent Auditor
Winkler, Lee, Tetwiler, Domoney &     KPMG LLP
Schultz                               1600 Commerce Bank Building
133 South Pearl Street                Kansas City, Missouri  64106
Paola, Kansas  66071

Special Counsel                       Transfer Agent and Registrar
Malizia, Spidi, Sloane & Fisch, P.C.  American Securities Transfer & Trust, Inc.
One Franklin Square                   1825 Lawrence Street, Suite 444
1301 K Street, N.W., Suite 700 East   Denver, Colorado 80201
Washington, D.C. 20005

                           -------------------------

         The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call the Company's Corporate Secretary at the Company's main office. The Annual Meeting of Stockholders will be held on April 20, 1999 at 1:00 p.m. at the Company's office.