Form 10KSB40, Exhibit 13
period 1999-12-31
FIRST KANSAS FINANCIAL CORP
filed 2000-03-24
CIK 1056811

EXHIBIT 13

                       FIRST KANSAS FINANCIAL CORPORATION


                       1999 ANNUAL REPORT TO STOCKHOLDERS

                       FIRST KANSAS FINANCIAL CORPORATION
                                  ANNUAL REPORT


                                TABLE OF CONTENTS

                                                                            Page
                                                                           ----

Letter to Stockholders.........................................................1

Corporate Profile..............................................................2

Stock Price Information........................................................3

Selected Financial Ratios and Other Data.......................................3

Management's Discussion and Analysis...........................................4

Report of Independent Auditors...............................................F-1

Consolidated Financial Statements............................................F-2

Notes to Consolidated Financial Statements...................................F-7

Corporate Information.................................................Back Cover

To Our Stockholders:

         On behalf of our Board of Directors and employees, we are pleased to present the Annual Report to Stockholders of First Kansas Financial Corporation (the "Company"). As you will see from the Annual Report, 1999 was an eventful year for the Company and its wholly-owned subsidiary, First Kansas Federal Savings Bank (the "Bank").

         The Company continues to invest the net proceeds from its public offering. We expect that the investment of these proceeds will generate increased core earnings in future periods.

         For the fiscal year ended December 31, 1999, the Company earned $855,000 or $.63 per share, as compared to net income of $720,000, or $.50 per share, for the fiscal year ended December 31, 1998.

         At December 31, 1999, the Company's assets totalled $142.5 million, as compared to $107.2 million at December 31, 1998. Stockholders' equity was $18.9 million or $14.17 per share at December 31, 1999, as compared to stockholders' equity of $21.4 million or $13.80 per share at December 31, 1998.

         We have accomplished much this year in terms of growth, earnings, market share and service. Our employees are top notch and are dedicated to the tasks ahead of us. We appreciate your support and, with you, we look forward to our future.

                                  Sincerely,


                                  /s/ Larry V. Bailey
                                  ------------------------------------
                                  Larry V. Bailey
                                  President and Chief Executive Officer

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

Stock Price Information

         The Company's common stock is traded on the Nasdaq National Market under the trading symbol of "FKAN." The following table reflects high and low sale closing prices as published by the Nasdaq National Market for the calendar quarters indicated. The prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

                                         High           Low         Dividends
                                         ----           ---         ---------
1998
Second quarter (from June 25, 1998)     $12.38         $10.00          --
Third quarter                           $12.50         $10.00          --
Fourth quarter                          $10.75         $ 9.00          --

1999
First Quarter                           $11.00         $10.25          --
Second Quarter                          $11.00         $10.00      $.05/share
Third Quarter                           $11.38         $10.69      $.05/share
Fourth Quarter                          $11.75         $11.00      $.05/share

         The number of shareholders of record of common stock as of March 3, 2000 was approximately 552. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 3, 2000, there were 1,332,309 shares of the Company's common stock outstanding.

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

Selected Financial Ratios and Other Data

                                                       At or For the Years Ended
                                                             December 31,
                                                       -------------------------
                                                       1999              1998
                                                       ----              ----

Return on average assets                                .63%              .71%
Return on average equity                               4.20              4.93
Average equity to average assets ratios               14.87             14.33
Equity to assets at period end                        13.24             20.00
Net interest rate spread                               2.26              2.55
Net yield on average interest-earning
assets                                                 6.63              7.00
Non-performing loans to total assets                    .01               .01
Allowance for loan loss to total loans                  .50               .50

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


         The following is a discussion of the financial condition and results of operations of the Company and the Bank, and should be read in conjunction with the accompanying Consolidated Financial Statements.

General

         The Company was formed in 1998. Its results from operations consist primarily of interest income from the investing of funds from the proceeds generated by the sale of common stock.

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

         Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at December 31, 1999, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.

       Changes
      in Market                  Net Portfolio Value
                        ---------------------------------
    Interest Rates      $ Amount     $ Change    % Change   NPV Ratio(1)
    --------------      --------     --------    --------   ------------
    (basis points)      (Dollars in Thousands)
           + 300         $5,238      $(9,085)       - 63%       4.13%
           + 200         $8,781      $(5,542)       - 39%       6.67%
           + 100        $11,820      $(2,503)       - 17%       8.69%
               0        $14,323         $ --          --       10.23%
           - 100        $16,272       $1,949      + 0.14       11.34%
           - 200        $16,702       $2,379        + 17%      11.48%
           - 300        $16,514       $2,191        + 15%      11.24%

---------------
(1)    Calculated as the estimated NPV divided by present value of total assets.

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

Financial Condition

Total assets increased $35.3 million or 33.0% to $142.5 million at December 31, 1999 from $107.2 million at December 31, 1998. The increase was primarily attributable to an increase of $35.4 million in mortgage-backed securities held to maturity, a $6.7 million increase in our loan portfolio and a $1.5 million increase in our investment securities held to maturity, partially offset by a $4.1 million redeployment of cash and cash equivalents and a $6.5 million paydown in mortgage backed securities available for sale. Total liabilities increased $37.9 million or 44.2% to $123.7 million at December 31, 1999 from $85.8 million at December 31, 1998. The increase was primarily attributable to a $39.9 million increase in FHLB borrowings offset by a $2.1 million decrease in our deposits. The growth in mortgage-backed securities was part of our arbitrage strategy with the FHLB borrowings as the underlying source of funds. The growth in the loan portfolio was the result of our success in purchasing loans to meet our asset mix needs throughout the year.

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

                                                                                 Year Ended December 31,
                                              --------------------------------------------------------------------------------------
                                                                 1999                                           1998
                                              -------------------------------------------     --------------------------------------
                                                 Average                                        Average
                                              Outstanding      Interest                       Outstanding    Interest
                                                 Balance      Earned/Paid      Yield/Rate       Balance    Earned/Paid    Yield/Rate
                                                 -------      -----------      ----------       -------    -----------    ----------
Interest-earning assets:
  Loans receivable(1)                           $ 43,655         $3,345           7.66%        $ 43,978         $3,528        8.02%
  Investment securities                            6,155            391           6.35%           3,979            259        6.51%
  Mortgage-backed securities                      77,427          4,692           6.06%          42,240          2,570        6.08%
  Interest-bearing deposits                        1,733            121           6.98%           6,200            389        6.27%
  FHLB stock                                       1,594            108           6.78%             650             48        7.38%
                                                --------         ------          -----         --------         ------       -----
     Total interest-earning assets(1)            130,564          8,657           6.63%          97,047          6,794        7.00%
                                                                 ------          -----                          ------       -----
Noninterest-earning assets                         6,222                                          4,513
                                                --------                                       --------
     Total assets                               $136,786                                       $101,560
                                                ========                                        =======
Interest-bearing liabilities:
  NOW and investment deposits                    $24,194            574           2.37%        $ 23,593            561        2.38%
  Savings and certificate accounts                60,733          2,965           4.88%          60,901          3,185        5.23%
  FHLB borrowings                                 30,096          1,486           4.94%             808             52        6.44%
                                                --------         ------          -----         --------         ------       -----
     Total interest-bearing liabilities          115,023          5,025           4.37%          85,302          3,798        4.45%
                                                                 ------          -----                          ------       -----
Noninterest-bearing liabilities:                   1,427                                          1,708
                                                --------                                       --------
  Total liabilities                              116,450                                         87,010
                                                --------                                       --------
Equity                                            20,336                                         14,550
                                                --------                                       --------
     Total liabilities and equity               $136,786                                       $101,560
                                                ========                                        =======
Net interest income                                              $3,632                                         $2,996
                                                                 ======                                          =====
Net interest rate spread(2)                                                       2.26%                                       2.55%
                                                                                  =====                                     ======
Net earning assets                              $ 15,541                                       $ 11,745
                                                ========                                        =======
Net yield on interest-earning assets(3)                                           2.78%                                       3.09%
                                                                                  =====                                     ======
Average interest-earning assets to average
  interest-bearing liabilities                                                  113.51%                                     113.77%
                                                                                =======                                     ======

------------------------
(1) Includes non-accrual loans and loans held-for-sale. Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.
(2) Net interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

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

                                                                    Year Ended December 31,
                                                           -----------------------------------------
                                                                          1999 vs. 1998
                                                           -----------------------------------------
                                                                       Increase/(Decrease)
                                                                              Due to
                                                           -----------------------------------------
                                                                                    Rate/
                                                            Volume        Rate      Volume     Total
                                                            ------        ----      ------     -----
                                                                     (Dollars in thousands)
Interest-earning assets:
  Loans receivable(1)......................................  $   (26)   $  (158)   $     1    $  (183)
  Investment securities....................................      142         (6)        (3)       132
  Mortgage-backed securities...............................    2,141        (10)        (9)     2,122
  Interest-bearing deposits................................     (280)        44        (32)      (268)
  FHLB stock...............................................       70         (4)        (6)        60
                                                             -------     ------     ------     ------
     Total interest-earning assets                             2,046       (135)       (48)     1,863
                                                             -------     ------     ------     ------
Interest-bearing liabilities:
  NOW and money market deposits............................       14         (1)        (0)        13
  Savings and certificate accounts.........................       (9)      (212)         1       (220)
  FHLB borrowings..........................................    1,885        (12)      (439)     1,434
                                                             -------     ------     ------     ------
     Total interest-bearing liabilities....................    1,890       (225)      (438)     1,227
                                                             -------     ------     ------     ------
Increase in net interest income............................  $   156    $    90    $   390    $   636
                                                             -------     ------     ------     ------

Results of Operations for the Years Ended December 31, 1999 and 1998

         Net Income. Our net income increased $135,000 for the year ended December 31, 1999, to $855,000 as compared to $720,000 for the year ended
December 31, 1998. This increase was primarily attributable to a $636,000 increase in net interest income and a $61,000 increase in noninterest income, partially offset by a $506,000 increase in noninterest expense.

         Net Interest Income. Net interest income is the most significant component of our income from operations. Net interest income is the difference between interest we receive on interest-earning assets, primarily loans, investment and mortgage-backed securities and interest we pay on interest-bearing liabilities, primarily deposits and borrowings. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

         Our net interest income increased $636,000 or 21.2% to $3,632,000 for the year ended December 31, 1999, compared to $2,996,000 for the same period in 1998. The increase was primarily due to the increase in average net earning assets from $11.7 million in 1998 to $15.5 million in 1999 as well as the spread earned on the $38 million of arbitrage transactions executed in 1999.

         The increase in our average interest-bearing liabilities from $85.3 million in 1998 to $115 million in 1999 reflects the growth in FHLB advances to fund the arbitrage transactions.

         Our net interest rate spread decreased from 2.55% for the year ended December 31, 1998 to 2.26% for the year ended December 31, 1999 primarily due to the smaller margins received on the arbitrage transactions compared to the remainder of the asset/liability portfolio.

         Provision for Loan Losses. Our provision for loan loss was $36,000 for the year ended December 31, 1999 compared to $30,000 for the same period in 1998. The allowance for loan losses was $241,000 or .50% of net loans outstanding at December 31, 1999 compared to $206,000 or .50% of net loan outstanding at December 31, 1998.

         Historically, we have emphasized our loss experience over other factors in establishing the provision for loan losses. We review the allowance for loan losses in relation to (i) our past loan loss experience, (ii) known and inherent risks in our portfolio, (iii) adverse situations that may affect the borrower's ability to repay, (iv) the estimated value of any underlying collateral, and (v) current economic conditions. Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount. See "Business of First Kansas Federal Savings Bank -- Non-performing and Problem Assets -- Allowance for Loan Losses."

         Noninterest income. Our noninterest income increased $61,000 or 7.5% from $811,000 in 1998 to $872,000 in 1999. The increase in our noninterest income was primarily due to an increase in our deposit account service fees generated by our Totally Free Checking program.

         Noninterest expense. Our noninterest expense increased $506,000 or 19.6% from $2,585,000 in 1998 to $3,091,000 in 1999. The increase in our non-interest expense was due primarily to a $221,000 increase in our compensation and benefits, a $146,000 increase in other expense (most notably a full year's expense related to the costs of a public company) and a $76,000 increase in occupancy and equipment. Costs associated with our Restricted Stock and Employee Stock Ownership Plans were the primary components of the increase in compensation and benefits. Occupancy and equipment expense increased as a result of the expenses at our new Paola branch facility and the major remodeling of our Louisburg office.

         Income Tax Expense. Our income tax expense increased $50,000 from $472,000 in 1998 to 522,000 in 1999. Our effective tax rate was 37.9% and 39.6%
for the years ended December 31, 1999 and 1998, respectively.

Liquidity and Capital Resources

         We are required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of our deposits and short-term borrowings. The required ratio currently is 4% and our regulatory liquidity ratio average was 50.81% and 26.67% at December 31, 1999 and 1998, respectively.

         Our primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities and interest-bearing deposits with other banks, advances from the FHLB of Topeka, and funds provided by operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. We use our liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

         Net cash provided by our operating activities (the cash effects of transactions that enter into our determination of net income e.g. non-cash items, amortization and depreciation, provision for loan losses) for the year ended December 31, 1999 was $1,250,000 as compared to $757,000 for the year ended December 31, 1998.

         Net cash used in our investing activities (i.e. cash payments and cash receipts, primarily from our investment securities and mortgage-backed securities portfolio and our loan portfolio) for the year ended December 31, 1999 totaled $39.7 million, a change of $31.8 million from December 31, 1998. The change was primarily attributable to purchases of investment and mortgage-backed securities of $50.8 million in 1999 as compared to $28.7 million in 1998 and an increase in loans purchased of $8.5 million from $213,000 in 1998 to $8.7 million in 1999. These changes were offset by an increase on paydown of mortgage-backed securities from $10.8 million in 1998 to $19.8 million in 1999.

         Net cash provided by our financing activities for 1999 totaled $34.4 million, an increase of $23.7 million from 1998. This change was attributable to net increase of FHLB Advances of $39.9 million which were used as the underlying source of funds for $38 million in arbitrage transactions. This change was partially offset by our stock buy backs for the Treasury and Restricted Stock Plan totaling $3.2 million.

Year 2000

         Like many financial institutions, we rely on computers to conduct our business and information systems processing. Industry experts were concerned that on January 1, 2000, some computers might not be able to interpret the new year properly, causing computer malfunctions. Some banking industry experts remain concerned that some computers may not be able to interpret additional dates in the year 2000 properly. We have operated and evaluated our computer operating systems following January 1, 2000 and have not identified any errors or experienced any computer system malfunctions. We will continue to monitor our information systems to assess whether our systems are at risk of misinterpreting any future dates and will develop appropriate contingency plans to prevent any potential system malfunction or correct any system failures. The Company has not been informed of any such problem experienced by its vendors or its customers, nor by any of the municipal agencies that provide services to the Company.

         Nevertheless, it is too soon to conclude that there will not be any problems arising from the Year 2000 problem, particularly at some of the Company's vendors. The Company will continue to monitor its significant vendors of goods and services with respect to Year 2000 problems they may encounter as those issues may effect the Company's ability to continue operations, or might adversely affect the Company's financial position, results of operations and cash flows. The Company does not believe at this time that these potential problems will materially impact the ability of the Company to continue its operations, however, no assurance can be given that this will be the case. Total costs to become Year 2000 compliant amounted to $62,000 through December 31, 1999.

         The expectations of the Company contained in this section on Year 2000 are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve substantial risks and uncertainties that may cause actual results to differ materially from those indicated by the forward looking statements. All forward looking statements in this section are based on information available to the Company on the date of this document, and the Company assumes no obligation to update such forward looking statements.

Impact of Recently Issued Accounting Standards

         The FASB issued SFAS No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, in June 1998. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and will be adopted by the Company January 1, 2001. The adoption of SFAS No. 133 is not expected to have a material impact on the Company's consolidated financial statements.

                               [KPMG LETTERHEAD]

1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO  64199


                          Independent Auditors' Report



     The Board of Directors
     First Kansas Financial Corporation:


     We have audited the accompanying consolidated balance sheets of First Kansas Financial Corporation and subsidiary (the Company) as of December 31, 1999 and 1998 and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Kansas Financial Corporation and subsidiary as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                   /s/ KPMG LLP


     Kansas City, Missiouri
     March 3, 2000

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                           Consolidated Balance Sheets

                           December 31, 1999 and 1998
                                 (In thousands)




                                               Assets                                   1999          1998
                                                                                     -----------    ----------
Cash and cash equivalents (note 3)                                                 $      4,090         8,143
Investment securities held-to-maturity
    (approximate fair value of $5,963 and $4,729, respectively) (note 4)                  6,261         4,712
Mortgage-backed securities available-for-sale (note 5)                                   20,795        27,282
Mortgage-backed securities held-to-maturity
    (approximate fair value of $55,597 and $22,664, respectively) (note 5)               57,965        22,521
Loans receivable, net (note 6)                                                           47,751        41,069
Stock in Federal Home Loan Bank (FHLB) of Topeka, at cost                                 2,114           509
Premises and equipment, net (note 7)                                                      2,213         1,775
Real estate held for development (note 8)                                                   357           361
Accrued interest receivable:
    Investment and mortgage-backed securities                                               506           295
    Loans receivable                                                                        230           190
Prepaid expenses and other assets                                                           264           359
                                                                                     -----------    ----------

             Total assets                                                          $    142,546       107,216
                                                                                     ===========    ==========

                                Liabilities and Stockholders' Equity

Liabilities:
    Deposits (note 10)                                                             $     82,317        84,436
    Advances from borrowers for property taxes and insurance                                142           134
    Borrowings from FHLB of Topeka (note 11)                                             40,500           650
    Accrued interest payable and other liabilities (note 12)                                714           556
                                                                                     -----------    ----------

             Total liabilities                                                          123,673        85,776
                                                                                     -----------    ----------

Stockholders' equity (note 13):
    Preferred stock, $.10 par value; 2,000,000 shares authorized, none issued                --            --
    Common stock, $.10 par value; 8,000,000
      shares authorized, 1,553,938 shares issued                                            155           155
    Additional paid-in capital                                                           14,842        14,834
    Treasury stock, 221,629 shares at December 31, 1999 at cost                          (2,495)           --
    Retained earnings                                                                     8,289         7,655
    Unearned compensation                                                                (1,623)       (1,181)
    Accumulated other comprehensive income (loss)                                          (295)          (23)
                                                                                     -----------    ----------

             Total stockholders' equity                                                  18,873        21,440

Commitments (note 6)
                                                                                     -----------    ----------

             Total liabilities and stockholders' equity                            $    142,546       107,216
                                                                                     ===========    ==========


See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                       Consolidated Statements of Earnings

                     Years ended December 31, 1999 and 1998
                      (In thousands, except per share data)

                                                                             1999        1998
                                                                            --------    --------
Interest income:
    Loans                                                                $    3,345       3,528
    Investment securities                                                       391         259
    Mortgage-backed securities                                                4,692       2,570
    Interest-bearing deposits                                                   121         389
    Dividends on FHLB stock                                                     108          48
                                                                            --------    --------

             Total interest income                                            8,657       6,794
                                                                            --------    --------

Interest expense:
    Deposits (note 10)                                                        3,539       3,746
    Borrowings                                                                1,486          52
                                                                            --------    --------

             Total interest expense                                           5,025       3,798
                                                                            --------    --------

             Net interest income                                              3,632       2,996

Provision for loan losses (note 6)                                               36          30
                                                                            --------    --------

             Net interest income after provision for loan losses              3,596       2,966
                                                                            --------    --------
Noninterest income:
    Deposit account service fees                                                744         671
    Other                                                                       128         140
                                                                            --------    --------

             Total noninterest income                                           872         811
                                                                            --------    --------
Noninterest expense:
    Compensation and benefits (note 13)                                       1,525       1,304
    Occupancy and equipment                                                     377         301
    Federal deposit insurance premiums and assessments                           83          85
    Data processing                                                             233         188
    Deposit account processing fees                                             210         196
    Amortization of premium on deposits assumed                                  61          61
    Supplies expense                                                             75          76
    Advertising                                                                 167         160
    Other                                                                       360         214
                                                                            --------    --------

             Total noninterest expense                                        3,091       2,585
                                                                            --------    --------

             Earnings before income tax expense                               1,377       1,192

Income tax expense (note 12)                                                    522         472
                                                                            --------    --------

             Net earnings                                                $      855         720
                                                                            ========    ========

Net earnings per share - basic and diluted                               $     0.63        0.50
                                                                            ========    ========


See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

    Consolidated Statements of Stockholders' Equity and Comprehensive Income

                     Years ended December 31, 1999 and 1998
                                 (In thousands)

                                                                                                                   Accumu-
                                                                                                                   lated
                                                                                                                   other
                                                                                                                   compre-
                                                                 Additional                            Unearned    hensive
                                             Preferred   Common    paid-in    Treasury    Retained     compen-     income
                                                stock     stock    capital      stock     earnings      sation     (loss)     Total
                                            ----------   -------  ---------- ---------- -----------  ----------- ---------- --------
Balance, December 31, 1997                $       --       --            --         --       6,935           --       (325)   6,610

Proceeds from issuance of common
    stock                                         --      155        14,833         --          --       (1,243)        --   13,745

Net earnings                                                                                   720                              720
Change in unrealized loss on available-
    for-sale securities, net of tax                                                                                    302      302
                                                                                                                            --------
             Total comprehensive income                                                                                       1,022
                                                                                                                            --------

Allocation of Employee Stock
    Ownership Plan (ESOP) shares                 --        --             1         --          --           62         --       63
                                            -------- --------- ------------- ---------- -----------  ----------- ---------- --------
Balance, December 31, 1998                       --       155        14,834         --       7,655       (1,181)       (23)  21,440

Net earnings                                                                                   855                              855
Change in unrealized loss on available-
    for-sale securities, net of tax                                                                                   (272)    (272)
                                                                                                                            --------
             Total comprehensive income                                                                                         583
                                                                                                                            --------

Purchase of 221,629 shares of
    stock for the treasury                       --        --            --     (2,495)         --           --         --   (2,495)

Purchase of 62,158 shares of stock
    for the restricted stock plan (RSP)          --        --            --         --          --         (660)        --     (660)
Allocation of ESOP shares                        --        --             8         --          --          124         --      132
Amortization of RSP shares                       --        --            --         --          --           94         --       94
Cash dividends paid ($.15 per share)             --        --            --         --        (221)          --         --     (221)
                                            -------- --------- ------------- ---------- -----------  ----------- ---------- --------
Balance, December 31, 1999                $      --       155        14,842     (2,495)      8,289       (1,623)      (295)  18,873
                                            ======== ========= ============= ========== ===========  =========== ========== ========


See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                      Consolidated Statements of Cash Flows

                     Years ended December 31, 1999 and 1998
                                 (In thousands)

                                                                                       1999           1998
                                                                                    -----------    -----------
Cash flows from operating activities:
    Net earnings                                                                  $        855            720
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Provision for loan losses                                                           36             30
        Depreciation                                                                       160            139
        Amortization of premium on deposits assumed                                         61             61
        FHLB stock dividends                                                              (108)           (48)
        Amortization of loan fees                                                          (41)           (56)
        Accretion of discounts and amortization of premiums on
           investment and mortgage-backed securities, net                                  (19)           207
        Gain on sales of loans, net                                                         (5)           (13)
        Gain on sales of mortgage-backed securities available-for-sale                      --             (3)
        Allocation of ESOP shares and amortization of RSP shares                           226             63
        Proceeds from sales of loans                                                       247            798
        Origination of loans for sale                                                     (242)          (785)
        Change in accrued interest receivable, prepaids,
           and other assets                                                               (217)           (41)
        Change in accrued interest payable and
           other liabilities                                                               297           (315)
                                                                                    -----------    -----------

             Net cash provided by operating activities                                   1,250            757
                                                                                    -----------    -----------

Cash flows from investing activities:
    Decrease in loans, net                                                               1,883          5,733
    Loans purchased                                                                     (8,702)          (213)
    Maturities/calls of investment securities held-to-maturity                              34          3,800
    Paydowns and maturities of mortgage-backed securities available-for-sale             8,532          3,991
    Paydowns and maturities of mortgage-backed securities held-to-maturity              11,291          6,817
    Proceeds from sales of mortgage-backed securities available-for-sale                    --          1,430
    Purchases of investment securities held-to-maturity                                 (1,490)        (4,587)
    Purchases of mortgage-backed securities available-for-sale                          (2,496)       (15,571)
    Purchases of mortgage-backed securities held-to-maturity                           (46,769)        (8,519)
    Proceeds from sale of real estate owned                                                142             --
    Redemption of FHLB stock                                                                --            200
    Purchase of FHLB stock                                                              (1,497)            --
    Decrease (increase) in real estate held for development                                  4             (6)
    Additions of premises and equipment, net                                              (598)          (925)
                                                                                    -----------    -----------

             Net cash used in investing activities                                $    (39,666)        (7,850)
                                                                                    -----------    -----------

                                      F-5
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                      Consolidated Statements of Cash Flows, Continued

                     Years ended December 31, 1999 and 1998
                                 (In thousands)

                                                                                       1999           1998
                                                                                    -----------    -----------
Cash flows from financing activities:
    Net decrease in deposits                                                      $     (2,119)        (1,215)
    Repayment of borrowings from FHLB                                                   (3,150)        (1,900)
    Increase in borrowings from the FHLB                                                43,000             --
    Proceeds from issuance of common stock, net of costs                                    --         13,745
    Purchases of stock for the treasury and for the RSP                                 (3,155)            --
    Cash dividends paid on common stock                                                   (221)            --
    Net decrease in advances from borrowers
      for taxes and insurance                                                                8              6
                                                                                    -----------    -----------
             Net cash provided by financing activities                                  34,363         10,636
                                                                                    -----------    -----------

             Net (decrease) increase in cash and cash equivalents                       (4,053)         3,543

Cash and cash equivalents at beginning of year                                           8,143          4,600
                                                                                    -----------    -----------
Cash and cash equivalents at end of year                                          $      4,090          8,143
                                                                                    ===========    ===========

Supplemental disclosure of cash flow information:
    Cash paid during the year for income taxes                                    $        378            854
                                                                                    ===========    ===========
    Cash paid during the year for interest                                        $      4,847          3,846
                                                                                    ===========    ===========


Noncash activities - loans transferred to real estate owned                       $    142,000             --
                                                                                    ===========    ===========


See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


  (1)   Summary of Significant Accounting Policies

        (a)   Principles of Consolidation and Basis of Presentation

              The consolidated financial statements include the accounts of First Kansas Financial Corporation and its wholly owned subsidiary, First Kansas Federal Savings Bank (the "Bank" and, collectively, the "Company"). Intercompany balances and transactions have been eliminated. The Company is principally engaged in single family home lending in the State of Kansas. The Company also makes consumer and commercial loans depending on the demand and management's assessment of the quality of such loans.

        (b)   Cash Equivalents

              Cash equivalents consist of interest-bearing deposits in the Federal Home Loan Bank (FHLB) of Topeka and other financial institutions with an original maturity of three months or less.

        (c)   Investment Securities

              The Company accounts for its investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, investments are classified as held-to-maturity, which are carried at amortized cost, or available-for-sale, which are carried at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of other comprehensive income, net of related income taxes.

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


                                      F-7
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        (e)   Mortgage Banking Activities

              At December 31, 1999 and 1998, the Company was servicing loans for others amounting to $450,000 and $663,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received. The amount of escrow balances held for borrowers at December 31, 1999 and 1998 was insignificant.

              SFAS No. 122, Accounting for Mortgage Servicing Rights, as amended by SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, requires that originated servicing rights be valued and recorded as assets when the loan is originated, and subsequently amortized as a component of servicing cost over the expected life of the loan. Because the Company has not retained any servicing rights on loans originated and sold since the adoption of SFAS No. 122, the Company has not recorded any mortgage servicing rights in its financial statements.

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

                           December 31, 1999 and 1998


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

              Real estate held for development consists of a parcel of land and improvements zoned for commercial development. The development is carried at cost that is less than the estimated market value. Direct costs, including interest, are capitalized as property costs during the development period. Gains on sales are recognized by allocating costs to parcels sold using the relative fair value method.

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


                                      F-9
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


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

        (l)   New Accounting Pronouncements

              The Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, in June 1998. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and will be adopted by the Company January 1, 2001. The adoption of SFAS No. 133 is not expected to have a material impact on the Company's consolidated financial statements.

        (m)   Earnings Per Common Share

              Basic earnings per share is based upon the weighted average number of common shares outstanding during the periods presented. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the potential dilutive common shares outstanding during the period. Earnings per share for the year ended December 31, 1998 is pro forma as if the conversion and acquisition occurred on January 1, 1998. Unallocated shares of common stock held by the employee stock ownership plan are not included in the weighted average shares outstanding computation.

              The following schedule summarizes the number of average shares and equivalents used in the computation of earnings per share:

                                                  1999           1998
                                              -------------  -------------

Basic shares outstanding                         1,361,335      1,429,640
Dilutive effect of stock options                     1,698             --
                                              -------------  -------------
             Diluted shares outstanding          1,363,033      1,429,640
                                              =============  =============


                                      F-10
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


  (2)   Initial Public Offering

        On June 25, 1998, the Company completed an initial public offering of common stock, selling 1,553,938 shares of its common stock at $10.00 per share. Total expenses of the offering approximated $548,000.

  (3)   Cash and Cash Equivalents

        A summary of cash and cash equivalents follows (in thousands):

                                                 1999       1998
                                               --------   --------
Cash on hand                                 $   1,923        644
Deposits at other financial institutions         2,167        499
Overnight FHLB deposits                             --      7,000
                                               --------   --------
                                             $   4,090      8,143
                                               ========   ========


                                      F-11
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


  (4)   Investment Securities

        A summary of investment securities held-to-maturity and information relating to amortized cost, approximate fair values, and unrealized gains (losses) at December 31, 1999 and 1998 is as follows (in thousands):

                                                                                  1999
                                                         -------------------------------------------------------
                                                          Amortized      Unrealized      Unrealized      Fair
                                                             cost           gains          losses        value
                                                         -------------  --------------  --------------  --------
U. S. government and agency obligations
    maturing after one year but within five years      $        1,000              --             (11)      989
U. S. government and agency obligations
    maturing after five years but within ten years              2,000              --            (111)    1,889
U. S. government and agency obligations
    maturing after ten years                                    1,232              --             (49)    1,183
State and municipal obligations maturing
    after ten years                                             1,115              --            (127)      988
Other debt securities maturing after
    ten years                                                     914              --              --       914
                                                         -------------  --------------  --------------  --------
                                                       $        6,261              --            (298)    5,963
                                                         =============  ==============  ==============  ========

                                                                                 1998
                                                         -------------------------------------------------------
                                                          Amortized      Unrealized      Unrealized      Fair
                                                             cost           gains          losses        value
                                                         -------------  --------------  --------------  --------
U. S. government and agency obligations
    maturing after one year but within five years      $        1,000               4              --     1,004
U. S. government and agency obligations
    maturing after five years but within ten years              1,000              --              --     1,000
U. S. government and agency obligations
    maturing after ten years                                    1,139               5              --     1,144
State and municipal obligations maturing
    after ten years                                               624               8              --       632
Other debt securities maturing after
    ten years                                                     949              --              --       949
                                                         -------------  --------------  -------------  ---------
                                                       $        4,712              17              --     4,729
                                                         =============  ==============  ==============  ========

                                      F-12
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


  (5)   Mortgage-backed Securities

        A summary of mortgage-backed securities and information relating to amortized cost, approximate fair values, and unrealized gains (losses) at December 31, 1999 and 1998 is as follows (in thousands):

                                                                            1999
                                               ---------------------------------------------------------
                                                Amortized      Unrealized      Unrealized       Fair
                                                   cost           gains          losses         value
                                               -------------  --------------  --------------  ----------
Available-for-sale:
    Government agency mortgage- backed securities:
        Federal Home Loan Mortgage
           Corporation (FHLMC)               $        1,538              --             (27)      1,511
        Federal National Mortgage
           Association (FNMA)                         2,658              19             (35)      2,642
        Government National Mortgage
           Association (GNMA)                         3,411              21              --       3,432
    Collateralized mortgage obligations              13,634              17            (441)     13,210
                                               -------------  --------------  --------------  ----------
                                             $       21,241              57            (503)     20,795
                                               =============  ==============  ==============  ==========

Held-to-maturity:
    Government agency mortgage-
      backed securities:
        FHLMC                                $           66               1              --          67
        FNMA                                         15,677               5            (816)     14,866
        GNMA                                         19,489              16            (895)     18,610
    Collateralized mortgage obligations              22,733              --            (679)     22,054
                                               -------------  --------------  --------------  ----------
                                             $       57,965              22          (2,390)     55,597
                                               =============  ==============  ==============  ==========



                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

                                                                                   1998
                                                      ---------------------------------------------------------
                                                       Amortized      Unrealized      Unrealized       Fair
                                                          cost           gains          losses         value
                                                      -------------  --------------  --------------  ----------
Available-for-sale:
    Government agency mortgage- backed securities:
        FHLMC                                       $        2,121              21              (2)      2,140
        FNMA                                                 4,303              11             (15)      4,299
        GNMA                                                 4,128              27              --       4,155
    Collateralized mortgage obligations                     16,765              33            (110)     16,688
                                                      -------------  --------------  --------------  ----------
                                                    $       27,317              92            (127)     27,282
                                                      =============  ==============  ==============  ==========

Held-to-maturity:
    Government agency mortgage-
      backed securities:
        FHLMC                                       $           90               2              --          92
        FNMA                                                 3,092              43              (1)      3,134
        GNMA                                                   339              25              --         364
    Collateralized mortgage obligations                     19,000              95             (41)     19,054
                                                      -------------  --------------  --------------  ----------
                                                    $       22,521             165             (42)     22,644
                                                      =============  ==============  ==============  ==========

        The Company's portfolio of government agency mortgage-backed securities and federal agency-backed collateralized mortgage obligations consists primarily of first and second tranche securities with expected maturities of three to five years. At December 31, 1999, the government agency mortgage-backed securities had a carrying value of $42,817,000 and consisted of approximately $34,954,000 of fixed rate securities and $7,863,000 of variable rate securities. The collateralized mortgage obligations had a carrying value of $35,943,000 and consisted of approximately $18,996,000 of fixed rate securities and $16,947,000 of variable rate securities. Collateralized mortgage obligations of the Company are generally government agency guaranteed. There were no sales of mortgage-backed securities during 1999.

        At December 31, 1999 and 1998, mortgage-backed securities with a carrying value of approximately $1,125,000 and $1,850,000, respectively, were pledged to secure public funds on deposit.


                                      F-14
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


  (6)   Loans Receivable

        Loans receivable consist of the following at December 31, 1999 and 1998 (in thousands):

                                                         1999        1998
                                                       ----------  ----------
Mortgage loans:
    One-to-four-family                               $    43,760      37,884
    Commercial                                               567         471
    Land                                                     278         264
    Construction                                           1,079         151
                                                       ----------  ----------
             Total mortgage loans                         45,684      38,770

Consumer loans                                             2,245       2,115
Commercial loans                                             618         537
                                                       ----------  ----------
             Total                                        48,547      41,422

Less:
    Unearned premiums, discounts, and deferred fees           73         116
    Allowance for loan losses                                241         206
    Undisbursed portion of loans in process                  482          31
                                                       ----------  ----------
             Total, net                              $    47,751      41,069
                                                       ==========  ==========

        The Company evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance. The Company's primary lending area is in the State of Kansas.

        The weighted average annual interest rates on mortgage loans approximated 7.32% and 7.51% at December 31, 1999 and 1998, respectively. Adjustable rate loans have interest rate adjustment limitations and are generally indexed to the national average-cost of funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

        At December 31, 1999, the Company had outstanding commitments to originate mortgage loans of $808,000 and outstanding commitments to purchase loans of $2,242,000.


                                      F-15
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        Loans made to directors and executive officers of the Company approximated $619,000 and $579,000 at December 31, 1999 and 1998, respectively. Such loans were made in the ordinary course of business. Changes in such loans for 1999 are as follows (in thousands):

                    Balance at January 1, 1999           $     579
                    Additions                                  235
                    Amounts collected                         (195)
                                                            -------
                    Balance at December 31, 1999         $     619
                                                            =======

        A summary of the activity in the allowance for loan losses follows (in thousands):
                                      1999      1998
                                     -------   -------
Balance at beginning of year       $    206       179
Provision                                36        30
Charge-offs                              (1)       (5)
Recoveries                               --         2
                                     -------   -------
Balance at end of year             $    241       206
                                     =======   =======

        Loans delinquent ninety days or more at December 31, 1999 and 1998 aggregated $82,000 and $5,000, respectively. Impaired loans, exclusive of delinquent loans, were insignificant at December 31, 1999 and 1998.

  (7)   Premises and Equipment

        Premises and equipment consist of the following (in thousands):

                                         1999      1998
                                       ---------  --------
Land                                 $      217       217
Buildings and improvements                2,068     1,688
Construction in progress                     --        38
Furniture and equipment                   1,357     1,114
                                       ---------  --------
             Total                        3,642     3,057

Less accumulated depreciation             1,429     1,282
                                       ---------  --------
             Total                   $    2,213     1,775
                                       =========  ========

                                      F-16
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998



  (8)   Real Estate Held for Development

        The Company's subsidiary acquired a parcel of land in 1996 in Paola, Kansas for the purpose of development and sale. Total cost incurred through December 31, 1999, including capitalized interest of $37,000, aggregated $658,000. There were no sales or transfers associated with the parcel of land during 1999 or 1998.

  (9)   Premium on Deposits Assumed

        In accordance with the FSLIC Transfer Agreement dated November 19, 1982, the Company assumed certain deposits of the former North Kansas Savings Company, paying a premium on deposits assumed of $1,212,000. The Company is amortizing the premium over twenty years on the straight-line method. Accumulated amortization on such premium was $1,034,000 and $973,000, respectively, at December 31, 1999 and 1998.

 (10)   Deposits

        Deposits are summarized as follows (in thousands):

                                                  1999        1998
                                              ----------  ----------

Noninterest bearing demand                  $     2,612       2,477
Savings and interest-bearing demand              28,570      28,312
Time                                             51,135      53,647
                                              ----------  ----------
                                            $    82,317      84,436
                                              ==========  ==========

        The weighted average interest rates on deposits approximated 4.47% and 4.68% at December 31, 1999 and 1998, respectively.

        Scheduled maturities of time deposits at December 31, 1999 are as follows (in thousands):

                         2000         $    36,071
                         2001               8,883
                         2002               3,612
                         2003               1,408
                         2004                 484
                      Thereafter              677
                                        ----------
                        Total         $    51,135
                                        ==========

                                      F-17
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        A summary of interest expense is as follows (in thousands):

                                             1999      1998
                                           ---------  --------
Passbook and certificate accounts        $    2,965     3,185
NOW                                             574       561
                                           ---------  --------
                                         $    3,539     3,746
                                           =========  ========

        Certificates of deposit in amounts greater than or equal to $100,000 amounted to $2,458,000 and $3,300,000 at December 31, 1999 and 1998,
        respectively. Individual deposit amounts in excess of $100,000 are not federally insured.

 (11)   Borrowings from FHLB of Topeka

        Borrowings outstanding from the FHLB of Topeka at December 31, 1999 and 1998 are as follows:

                                                                1999      1998
                                                              ---------- -------

Advance from FHLB of Topeka with an adjustable rate
    based on one month LIBOR, maturing in 2002              $        --     650
Advance from FHLB of Topeka at 4.92% interest and
    maturity date in January 2009                                10,000      --
Advance from FHLB of Topeka at 4.88% interest and
    maturity date in January 2009                                10,000      --
Advance from FHLB of Topeka at 5.30% interest and
    maturity date in May 2009                                    10,000      --
Advance from FHLB of Topeka with an adjustable rate
    based on one month LIBOR rate on two basis points
    (6.44% at December 31, 1999) and maturity date
    in September 2000                                             8,000      --
Borrowing under $8 million FHLB of Topeka line of credit
    with an adjustable interest rate (5.0% at December 31,
    1999) and maturity date in May 2000                           2,500      --
                                                              ---------- -------
                                                            $    40,500     650
                                                              ========== =======

                                      F-18
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        FHLB borrowings are secured by all unpledged single and multifamily first mortgage loans, mortgage-backed securities, United States government and agency obligations, interest-bearing deposits in other financial institutions, stock in FHLB, and FHLB overnight deposits. Weighted average interest rates for the years ended December 31, 1999 and 1998 were 5.03% and 5.73%, respectively, on such borrowings.

        Principal maturities of borrowings from FHLB of Topeka at December 31, 1999 are as follow (in thousands):

                               Year       Amount
                              --------   ----------
                               2000    $    10,500
                               2009         30,000
                                         ----------
                                       $    40,500
                                         ==========

 (12)   Income Taxes

        The components of income tax expense from operations are as follows for the years ended December 31 (in thousands):

                                 1999                               1998
                    --------------------------------  ----------------------------------
                     Federal      State      Total     Federal       State       Total
                    -----------   -------   --------  -----------  -----------   -------
Current           $        466        54        520          452           67       519
Deferred                     2        --          2          (34)         (13)      (47)
                    -----------   -------   --------  -----------  -----------   -------
                  $        468        54        522          418           54       472
                    ===========   =======   ========  ===========  ===========   =======


        The reasons for the differences between the effective tax rates and the expected federal income tax rate of 34% are as follows:

                                                 Percentage
                                                of earnings
                                                   before
                                                income taxes
                                             -------------------
                                               1999       1998
                                             -------    --------
Expected federal income tax rate               34.0 %      34.0
State taxes, net of federal tax benefit         3.0         3.0
Other, net                                      0.9         2.6
                                             -------    --------
             Effective income tax rate         37.9 %      39.6
                                             =======    ========

                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, 1999 and 1998 are as follows (in thousands):

                                                            1999      1998
                                                          --------  --------
Unrealized loss on available-for-sale securities        $     151        12
Loan origination fees                                           2         7
Employee benefits                                              29        10
Other, net                                                      4         4
                                                          --------  --------
             Deferred tax asset                               186        33
                                                          --------  --------

Premises and equipment                                       (104)      (85)
FHLB dividends                                               (162)     (125)
                                                          --------  --------
Allowance for loan losses                                     (30)      (70)
State taxes                                                   (21)      (21)
                                                          --------  --------
             Deferred tax liability                          (317)     (301)
                                                          --------  -------

             Net deferred tax liability, included
               in other liabilities                     $    (131)     (268)
                                                          ========  ========


        There was no valuation allowance required for deferred tax assets at December 31, 1999 or 1998. Management believes that it is more likely than not the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

        Prior to 1996, the Company was allowed to deduct the greater of an experience method bad debt deduction based on actual charge-offs or a statutory bad debt deduction based on a percentage (8%) of taxable income before such deduction. For income tax purposes, the Company used the experience methods in 1997 and 1998. Under the Small Business Job Projection Act (the Act) of 1996, the allowable deduction under the percentage of taxable income method was terminated for tax years beginning after 1995 and will not be available to the Company for future years. The Act also provides that federal income tax bad debt reserves accumulated since 1988 (the base year reserve) must be recaptured and included in taxable income over a six-year inclusion period beginning 1998. Included in the deferred income tax liability at December 31, 1999 and 1998 are $112,000 and $140,000, respectively, for this recapture.

        Retained earnings at December 31, 1999 and 1998 include approximately $718,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.


                                      F-20
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


 (13)   Benefit Plans

        Pension and Retirement

        The Company participates in a multiemployer, noncontributory defined benefit pension plan which covers all employees who have met eligibility requirements. The multiemployer plan does not provide information at the single employer level and the Company does not make disclosures similar to those of single employer plans. Qualified part-time and full-time employees over age twenty-one are eligible for participation after one year of service. Pension costs associated with the plan amounted to $3,000 and $2,000 for the years ended December 31, 1999 and 1998, respectively.

        The Company has a defined contribution plan that covers substantially all employees. Employees may contribute up to 15% of their salary, subject to limitations under the Internal Revenue Code, and the Company matches 50% of the employee's contribution up to 6% of compensation. The Company's expense under the plan for 1999 and 1998 was $24,000 and $22,000, respectively. In addition, the Company made an additional discretionary contribution to the plan of $21,000 in 1998.

        In December 1997, the Company implemented a supplemental executive retirement plan (SERP) for the benefit of the Company's president that will provide enhanced benefits at retirement. Accruals under the SERP commenced during 1998, resulting in expenses of $37,000 and $29,000 for the years ended December 31, 1999 and 1998, respectively.

        Employee Stock Ownership Plan

        In connection with the offering described in note 2, the Company established an employee stock ownership plan (ESOP). Through a loan from the Company, the ESOP acquired 124,315 shares of the Company's common stock. Employees age twenty-one or older who have completed one year of service with the Company are eligible to participate in the ESOP. Participants become 100% vested after five years. Contributions made by the Company to the ESOP will be used to repay the loan, and shares are allocated to participants by a formula based on total compensation. The cost of unallocated shares is presented as unearned compensation in the accompanying December 31, 1999 and 1998 consolidated balance sheets. The Company recognizes additional compensation expense equal to the fair value of shares allocated. In connection with a principal reduction on the ESOP loan, 6,216 shares were released and the Company recognized $63,000 of compensation expense during 1998 and 12,432 shares were released and the Company recognized $132,000 of compensation expense during 1999. The fair value of the remaining 105,667 unallocated shares at December 31, 1999 aggregated approximately $1,162,000.


                                      F-21
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        Stock Option Plan - Restricted Stock Plan (RSP)

        In February 1999, the Company instituted an RSP and a stock option plan. Pursuant to the RSP, the Company purchased 62,158 shares of common stock during March 1999. The cost of such shares, aggregating $660,429, has been recorded as unearned compensation in the accompanying consolidated balance sheet at December 31, 1999. During March 1999, the Company awarded 52,826 shares of common stock to key officers and directors. The fair value of the shares ($561,276) will be amortized to expense over their five-year vesting period. The Company recognized approximately $94,000 of additional compensation expense related to the amortization of the shares awarded for the year ended 1999.

        Pursuant to the stock option plan, the Company granted options to acquire 132,079 shares of common stock to certain key officers and directors in February 1999. The options enable the participants to purchase stock at an exercise price equal to the fair market value of the stock at the date of grant ($10.75 per share). The options vest over five years and expire in 2008. During 1999, there were no options exercised.

        The Company applies Accounting Principles Board (APB) No 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements. SFAS No. 123 requires pro forma disclosures for companies that do not adopt its fair value method of accounting for stock-based employer compensation. Accordingly, the following pro forma information presents net income and earnings per share information for 1999 as if the fair value method required by SFAS No. 123 has been used to measure compensation cost for stock options granted:

Net income - as reported                       $    855,000
                                                 ===========
Net income - pro forma                         $    819,000
                                                 ===========
Basic earnings per share as reported           $       0.63
                                                 ===========
Basic earnings per share - pro forma           $       0.60
                                                 ===========

        The fair value of options granted of $326,000 was estimated using the following weighted average information: risk-free interest rate of 6.5% expected life of five years, expected volatility of stock price of 16.6% and expected dividends of 2.0% per year.

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


                                      F-22
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements that require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Company, which are defined as well capitalized, must generally have a leverage (core) capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions.

        The Bank met all regulatory capital requirements at December 31, 1999. The Bank's actual and required capital amounts and ratios as of December 31, 1999 were as follows (dollars in thousands):

                                                                                                   To be well-
                                                                                                   capitalized
                                                                                                  under prompt
                                                                         For capital               corrective
                                                                          adequacy                   actions
                                                 Actual                   purposes                 provisions
                                          ---------------------      --------------------      --------------------
                                           Amount       Ratio         Amount      Ratio         Amount      Ratio
                                          ----------   --------      ----------  --------      ----------  --------

Tangible capital
    (to tangible assets)                $    13,668       9.61 %   $     2,134      1.50 %   $        --        -- %
Tier 1 leverage (core) capital
    (to adjusted tangible assets)            13,668       9.61           5,692      4.00           7,114      5.00
Risk-based capital
    (to risk-weighted assets)                13,898      33.21           3,348      8.00           4,184     10.00
Tier 1 leverage risk-based capital
    (to risk-weighted assets)                13,668      32.61              --        --           2,511      6.00
                                          ==========   ========      ==========  ========      ==========  ========

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


                                      F-23
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


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

                                                                  For the
                                                                 year ended
                                                                December 31,
                                                             -----------------
                                                              1999      1998
                                                             -------   -------
                                                              (In thousands)

Net change in unrealized holding (losses) gains            $   (411)      460
Less reclassification adjustment for
    gains included in net income                                 --         3
                                                             -------   -------
             Net unrealized (losses) gains on securities       (411)      457


Income taxes                                                    139      (155)
                                                             -------   -------
             Other comprehensive income (loss)             $   (272)      302
                                                             =======   =======

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


                                      F-24
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


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

 (17)   Fair Value of Financial Instruments

        SFAS No. 107, Disclosures About Fair Value of Financial Instruments, and SFAS No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments, require that the Company disclose estimated fair values for its financial instruments, both assets and liabilities recognized and not recognized in the consolidated financial statements. Fair value estimates have been made as of December 31, 1999 and 1998 based on current economic conditions, risk characteristics of the various financial instruments, and other subjective factors at such date.

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

                                      F-25
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

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


                                      F-26
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        The approximate carrying value and estimated fair value of the Company's financial instruments are as follows (in thousands):

                                                         December 31, 1999
                                                     ---------------------------
                                                      Carrying         Fair
                                                        value         value
                                                     ------------  -------------
Financial assets:
    Cash and interest-bearing deposits
      in other financial institutions             $        4,090          4,090
    Investment securities (see note 4)                     6,261          5,963
    Mortgage-backed securities (see note 5)               78,760         76,392
    Loans receivable                                      47,751         46,253
    Stock in FHLB                                          2,114          2,114
    Accrued interest receivable                              736            736

Financial liabilities:
    Deposits                                              82,317         81,877
    FHLB borrowings                                       40,500         38,286
    Accrued interest payable                                 234            234
                                                     ============  =============


                                                         December 31, 1998
                                                     ---------------------------
                                                      Carrying         Fair
                                                        value         value
                                                     ------------  -------------
Financial assets:
    Cash and interest-bearing deposits
      in other financial institutions             $        8,143          8,143
    Investment securities (see note 4)                     4,712          4,729
    Mortgage-backed securities (see note 5)               49,803         49,926
    Loans receivable                                      41,069         41,524
    Stock in FHLB                                            509            509
    Accrued interest receivable                              485            485

Financial liabilities:
    Deposits                                              84,436         84,858
    FHLB borrowings                                          650            650
    Accrued interest payable                                  56             56
                                                     ============  =============


                                      F-27
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


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

 (18)   Parent Company Condensed Financial Statements

                             Condensed Balance Sheet
                           December 31, 1999 and 1998
                                 (In thousands)

                               Assets                                      1999        1998
                                                                         ---------   ----------

Cash and cash equivalents                                              $       95          279
Loan to ESOP                                                                1,057        1,181
Investment in and loan to subsidiary                                       17,709       20,044
Other assets                                                                   18           --
                                                                         ---------   ----------

             Total assets                                              $   18,879       21,504
                                                                         =========   ==========

                Liabilities and Stockholders' Equity

Accrued interest payable and other liabilities                         $        6           64
Stockholders' equity                                                       18,873       21,440
                                                                         ---------   ----------

             Total liabilities and stockholders' equity                $   18,879       21,504
                                                                         =========   ==========


                                      F-28
                                                                     (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

                         Condensed Statement of Income
                     Years ended December 31, 1999 and 1998
                                 (In thousands)

                                                  1999        1998
                                                ---------   ----------

Income:
    Equity in earnings of subsidiary         $       770          619
    Interest on loans                                261          148
    Interest on deposits                              --           54
                                                ---------   ----------

             Total income                          1,031          821

Expense, including income tax expense                176          101
                                                ---------   ----------

             Net income                      $       855          720
                                                =========   ==========

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

                         Condensed Statement of Income
                     Years ended December 31, 1999 and 1998
                                 (In thousands)




                        Condensed Statement of Cash Flows
                     Years ended December 31, 1999 and 1998
                                 (In thousands)

                                                                           1999        1998
                                                                         ---------   ----------
Operating activities:
    Net income                                                        $       855          720
    Less equity in earnings of subsidiary                                    (770)        (619)
    Adjustments to reconcile net income to net cash provided
      by operating activities:
        Release of unallocated ESOP shares and
           amortization of RSP                                                226           63
        (Decrease) increase in payables                                       (45)          51
        Change in current taxes payable                                       (31)          13
                                                                         ---------   ----------

             Net cash provided by operating activities                        235          228
                                                                         ---------   ----------

Investing activities:
    Decrease in investment in and loan to subsidiary, net                   2,833           --
    Decrease in loan to ESOP                                                  124           --
    Investment in and loan to subsidiary                                       --      (13,695)
    Loan to ESOP                                                               --       (1,243)
                                                                         ---------   ----------

             Net cash provided by (used in) investing activities            2,957      (14,938)
                                                                         ---------   ----------

Financing activities - proceeds from issuance
    of common stock                                                            --       14,989
Purchases of stock for the treasury and for the RSP                        (3,155)          --
Cash dividends paid on common stock                                          (221)          --
                                                                         ---------   ----------


             (Decrease) increase in cash                                     (184)         279

Cash at beginning of year                                                     279           --
                                                                         ---------   ----------

Cash at end of year                                                   $        95          279
                                                                         =========   ==========

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

Corporate Information

                       First Kansas Financial Corporation
                                 600 Main Street
                            Osawatomie, Kansas 66064
                                 (913) 755-3033

                        First Kansas Federal Savings Bank

               Main Office                              Paola Office
             600 Main Street                         1310 Baptiste Drive
           Osawatomie, Kansas                           Paola, Kansas

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

         William R. Butler, Jr.                    Roger L. Coltrin
              Director                               Director

                               Executive Officers
                                 Larry V. Bailey
                      President and Chief Executive Officer

                                Daniel G. Droste
                       Senior Vice President and Treasurer

                                 Galen E. Graham
                       Senior Vice President and Secretary

                            -----------------------

Local Counsel                                Independent Auditor
Winkler, Lee, Tetwiler, Domoney & Schultz    KPMG LLP
133 South Pearl Street                       1600 Commerce Bank Building
Paola, Kansas  66071                         Kansas City, Missouri  64106

Special Counsel                              Transfer Agent and Registrar
Malizia Spidi & Fisch, PC                    American Securities Transfer & Trust, Inc.
One Franklin Square                          1825 Lawrence Street, Suite 444
1301 K Street, N.W., Suite 700 East          Denver, Colorado 80201
Washington, D.C. 20005

                             ----------------------

         The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call the Company's Corporate Secretary at the Company's main office. The Annual Meeting of Stockholders will be held on April 18, 2000 at 1:00 p.m. at the Company's office.