Form 10KSB, Exhibit 13
period 2000-12-31
FIRST KANSAS FINANCIAL CORP
filed 2001-03-16
CIK 1056811

FIRST KANSAS FINANCIAL CORPORATION


                       2000 ANNUAL REPORT TO STOCKHOLDERS

                       FIRST KANSAS FINANCIAL CORPORATION
                                  ANNUAL REPORT







                                TABLE OF CONTENTS

                                                                          Page

Letter to Stockholders.......................................................1

Corporate Profile............................................................2

Stock Price Information......................................................2

Selected Financial Ratios and Other Data.....................................3

Management's Discussion and Analysis.........................................4

Report of Independent Auditors.............................................F-1

Consolidated Financial Statements......................................... F-2

Notes to Consolidated Financial Statements.................................F-7

Corporate Information...............................................Back Cover

To Our Stockholders:

         On behalf of our Board of Directors and employees, I am pleased to enclose for your review the 2000 Annual Report to Stockholders of First Kansas Financial Corporation.

         We are happy to report that for the fiscal year ended December 31, 2000, we earned $1.1 million or $.96 per share, as compared to net income of $855,000, or $.63 per share, for the fiscal year ended December 31, 1999.

         At December 31, 2000, our assets totaled $150.0 million, as compared to $142.5 million at December 31, 1999. Stockholders' equity was $15.49 per share at December 31, 2000, as compared to stockholders' equity of $14.17 per share at December 31, 1999.

         As always, we remain dedicated to enhancing stockholder value. To this end, during 2000 we repurchased 194,761 shares of our stock at an average price of $11.61 per share, which was well below book value and, therefore, accretive to book value and earnings per share. We thank you for your investment, in and continued support of, First Kansas Financial Corporation.

                                       Sincerely,


                                       /s/Larry V. Bailey
                                       -----------------------------------------
                                       Larry V. Bailey
                                       President and Chief Executive Officer

Corporate Profile

         First  Kansas  Financial   Corporation  (the  "Company")  is  a  Kansas
corporation organized in February of 1998 at the direction of First Kansas Federal Savings Association (the "Association") to acquire all of the capital stock that the Association issued in its conversion from the mutual to stock form of ownership (the "Conversion"). On June 25, 1998, the Association completed the Conversion and became a wholly owned subsidiary of the Company. Pursuant to the Conversion, First Kansas Federal Savings Association changed its name to First Kansas Federal Savings Bank (the "Bank"). The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage, provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the Conversion.

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

                                     High           Low         Dividends
                                                    ---         ---------
1999
First Quarter....................   $11.00         $10.25           --
Second Quarter...................   $11.00         $10.00       $.05/share
Third Quarter....................   $11.38         $10.69       $.05/share
Fourth Quarter...................   $11.75         $11.00       $.05/share

2000
First Quarter....................   $10.78          $8.50       $.05/share
Second Quarter...................   $10.75          $9.50       $.05/share
Third Quarter....................   $12.56         $11.25       $.05/share
Fourth Quarter...................   $12.50         $11.31       $.05/share

         The number of shareholders of record of common stock as of March 5, 2001 was approximately 302. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 5, 2001, there were 1,113,208 shares of the Company's common stock outstanding.

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

Selected Financial Ratios and Other Data


                                                      At or For the Years Ended
                                                            December 31,
                                                           -------------
                                                     2000                  1999
                                                    ------                -----
Return on average assets......................        0.74%                 .63%
Return on average equity......................        6.04                 4.20
Average equity to average assets ratios.......       12.27                14.87
Equity to assets at period end................       11.74                13.24
Net interest rate spread......................        2.28                 2.26
Yield on average interest-earning assets......        7.02                 6.63
Non-performing loans to total assets..........         .01                  .01
Allowance for loan loss to total loans........         .40                  .50

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


         The following is a discussion of the financial condition and results of operations of the Company and the Bank, and should be read in conjunction with the accompanying Consolidated Financial Statements.

General

         The Company was formed in 1998. The Company's income on a consolidated basis is derived substantially from its investment in the Bank.

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

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, then the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, then the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to address the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates and by originating loans with shorter terms to maturity such as construction, commercial and consumer loans. In addition, the Bank has invested in adjustable-rate mortgage-backed securities as an interest rate risk management strategy.

         Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk- based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off- balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at December 31, 2000, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.


       Changes                  Net Portfolio Value
      in Market      ------------------------------------------
    Interest Rates   $ Amount       $ Change          % Change    NPV Ratio(1)
    --------------   --------   -------------------    --------    ------------
    (basis points)             (Dollars in Thousands)
        + 300         $14,798        $ -2,996            -17%          10.81%
        + 200         $16,178        $ -1,617             -9%          11.44%
        + 100         $17,325        $   -469             -3%          11.87%
            0         $17,794        $     --             --           11.86%
        - 100         $16,983        $   -811             -5%          11.09%
        - 200         $14,366        $ -3,428            -19%           9.29%
        - 300         $11,662        $ -6,132            -34%           7.45%

-------------
(1)  Calculated as the estimated NPV divided by present value of total assets.

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

Financial Condition

         Total assets increased $7.5 million or 5.3% to $150.0 million at December 31, 2000 from $142.5 million at December 31, 1999. The increase was primarily attributable to an increase of $16.3 million, or 34.0%, in loans receivable, net and a $1.6 million increase in cash and cash equivalents, partially offset by decreases of $2.7 million, or 13.2%, in mortgage-backed securities available for sale and $8.2 million, or 14.2%, in mortgage backed securities held to maturity. Loans receivable increased due to the purchase of $14.2 million of one-to four family mortgage loans.

         Total liabilities increased $8.7 million or 7.1% to $132.4 million at December 31, 2000 from $123.7 million at December 31, 1999. The increase was primarily attributable to a $9.5 million, or 23.5%, increase in FHLB borrowings. The growth in the loan portfolio was funded by principal repayments and maturities in the mortgage-backed securities portfolio in addition to FHLB borrowings and was primarily the result of successful purchasing of loans to satisfy asset mix needs throughout the year.

         Total stockholders' equity decreased $1,256,000, or 6.7% to $17.6 million at December 31, 2000 from $18.9 million at December 31, 1999. The decrease was primarily attributable to a $2.3 million increase in treasury stock, at cost, attributable to our stock repurchases during the year, partially offset by an $850,000 increase in retained earnings, reflecting net income of $1.1 million for 2000 and $252,000 in cash dividends paid on common stock during 2000.

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


                                                                                  Year Ended December 31,
                                                       -----------------------------------------------------------------------------
                                                                       2000                                  1999
                                                       ------------------------------------  ---------------------------------------
                                                         Average                               Average
                                                       Outstanding   Interest                Outstanding    Interest
                                                         Balance    Earned/Paid  Yield/Rate    Balance     Earned/Paid    Yield/Rate
                                                         -------    -----------  ----------    -------     -----------    ----------
                                                                                 (Dollars in thousands)
Interest-earning assets:
  Loans receivable(1)................................  $  60,375     $  4,529       7.50%    $  43,655        $3,345          7.66%
  Investment securities..............................      6,298          401       6.37%        6,155           391          6.35%
  Mortgage-backed securities.........................     72,624        4,832       6.65%       77,427         4,692          6.06%
  Interest-bearing deposits..........................      1,060           69       6.51%        1,733           121          6.98%
  FHLB stock.........................................      2,467          198       8.03%        1,594           108          6.78%
                                                       ---------     --------                ---------        ------
     Total interest-earning assets(1)................    142,824       10,029       7.02%      130,564         8,657          6.63%
                                                                     --------     ------                       -----        ------
Noninterest-earning assets...........................      6,365                                 6,222
                                                       ---------                             ---------
     Total assets....................................  $ 149,189                              $136,786
                                                        ========                               =======
Interest-bearing liabilities:
  NOW and investment deposits........................  $  24,142          559       2.32%    $  24,194           574          2.37%
  Savings and certificate accounts...................     57,748        2,936       5.08%       60,733         2,965          4.88%
  FHLB borrowings....................................     47,966        2,657       5.54%       30,096         1,486          4.94%
                                                       ---------     --------                 --------         -----
     Total interest-bearing liabilities..............    129,856        6,152       4.74%      115,023         5,025          4.37%
                                                                     --------     ------                       -----        ------
Noninterest-bearing liabilities:.....................      1,028                                 1,427
                                                       ---------                             ---------
  Total liabilities..................................    130,884                               116,450
                                                        --------                               -------
Stockholders' Equity.................................     18,305                                20,336
                                                       ---------                              --------
     Total liabilities and stockholders' equity......  $ 149,189                              $136,786
                                                        ========                               =======
Net interest income..................................                $  3,877                                 $3,632
                                                                     ========                                  =====
Net interest rate spread(2)..........................                               2.28%                                     2.26%
                                                                                  ======                                    ======
Net earning assets...................................  $  12,968                            $   15,541
                                                       =========                            ==========
Net yield on interest-earning assets(3)..............                               2.71%                                     2.78%
                                                                                  ======                                    ======
Average interest-earning assets to average
  interest-bearing liabilities.......................                             109.99%                                   113.51%
                                                                                  ======                                    ======

--------------------
(1) Includes non-accrual loans and loans held-for-sale. Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for loan losses.
(2) Net interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

         The table below sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest- bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                                     Year Ended December 31,
                                           --------------------------------------------
                                                          2000 vs. 1999
                                           --------------------------------------------
                                                       Increase/(Decrease)
                                                             Due to
                                           --------------------------------------------
                                                                   Rate/
                                              Volume     Rate      Volume      Total
                                              ------     ----      ------      -----
                                                          (In thousands)
Interest-earning assets:
  Loans receivable(1) ...................   $ 1,281    $   (70)   $   (27)   $ 1,184
  Investment securities .................         9          1          0         10
  Mortgage-backed securities ............      (291)       460        (29)       140
  Interest-bearing deposits .............       (47)        (8)         3        (52)
  FHLB stock ............................        59         20         11         90
                                            -------    -------    -------    -------
     Total interest-earning assets ......     1,011        402        (41)     1,372
                                            -------    -------    -------    -------

Interest-bearing liabilities:
  NOW and money market deposits .........        (1)       (14)         0        (15)
  Savings and certificate accounts ......      (146)       123         (6)       (29)
  FHLB borrowings .......................       882        181        108      1,171
                                            -------    -------    -------    -------
     Total interest-bearing liabilities .       735        290        102      1,127
                                            -------    -------    -------    -------

Increase in net interest income .........   $   276    $   112    $  (143)   $   245
                                            =======    =======    =======    =======

Results of Operations for the Years Ended December 31, 2000 and 1999

         Net Income. Our net income increased $247,000 for the year ended December 31, 2000, to $1.1 million as compared to $855,000 for the year ended December 31, 1999. This increase was primarily attributable to a $245,000, or 6.7%, increase in net interest income and a $169,000, or 19.4%, increase in noninterest income, offset slightly by a $75,000, or 2.4% increase in noninterest expense.

         Net Interest Income. Net interest income is the most significant component of our income from operations. Net interest income is the difference between interest we receive on interest- earning assets, primarily loans, investment and mortgage-backed securities and interest we pay on interest-bearing liabilities, primarily deposits and borrowings. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest- bearing liabilities.

         Our net interest income increased $245,000, or 6.7%, to $3,877,000 for the year ended December 31, 2000, compared to $3,632,000 for 1999. The increase in net interest income was due to an increase in average balance of interest earning assets from $130.6 million in 1999 to $142.8 million in 2000, and a 39 basis point increase in the average interest rate earned for 2000. The increase in average interest earning assets was primarily the result of a $16.7 million increase in the average balance of loans receivable, net from $43.7 million in 1999 to $60.4 million in 2000.

         Our interest expense increased primarily as the result of an increase in the average balance of FHLB borrowings from $30.1 million in 1999 to $48.0 million in 2000. The increase in our average balance of interest-bearing liabilities from $115.0 million in 1999 to $129.9 million in 2000 reflects this increase in FHLB advances. We increased our FHLB borrowings during the year to fund the increase in our loans receivable.

         Our net interest rate spread increased from 2.26% for the year ended December 31, 1999 to 2.28% for the year ended December 31, 2000, primarily due to the increase in the average balance of loans receivable which produce higher yields than other assets.

         Provision for Loan Losses. Our provision for loan loss did not change and was $36,000 for the years ended December 31, 2000 and 1999. The allowance for loan losses was $256,000 or 0.40% of net loans outstanding at December 31, 2000 compared to $241,000 or 0.50% of net loan outstanding at December 31, 1999.

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

         Noninterest income. Our noninterest income increased $169,000, or 19.4% from $872,000 for the year ended December 31, 1999 to $1,041,000 for 2000. The increase in our noninterest income was due to a $49,000 increase in other noninterest income consisting of ATM network fees, and a continued increase in our deposit account service fee income, reflecting an increase in the volume of fees collected.

         Noninterest expense. Our noninterest expense increased $75,000, or 2.4%, from $3,091,000 in 1999 to $3,166,000 in 2000. The increase in our non-interest expense was due primarily to increases of $62,000 in compensation, $23,000 in ESOP share value, $19,000 in Restricted Stock Plan and $20,000 in employee medical insurance. Occupancy expense also increased by $25,000 reflecting updating costs for facilities. These increases were partially offset by a $39,000 decrease in advertising and a $27,000 reduction in FDIC insurance expense.

         Income Tax Expense. Our income tax expense increased $92,000 from $522,000 for 1999 to $614,000 for 2000. Our effective tax rate was 35.8% and 37.9% for the years ended December 31, 2000 and 1999, respectively.

Liquidity and Capital Resources

         We are required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of our deposits and short-term borrowings. The required ratio currently is 4% and our regulatory liquidity ratio average was 65.5% and 50.8% at December 31, 2000 and 1999, respectively.

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

         Net cash provided by our operating activities (the cash effects of transactions that enter into our determination of net income e.g. non-cash items, amortization and depreciation, provision for loan losses) for the year ended December 31, 2000 was $1,590,000 as compared to $1,250,000 for the year ended December 31, 1999.

         Net cash used in our investing activities (i.e. cash payments and cash receipts, primarily from our investment securities and mortgage-backed securities portfolio and our loan portfolio) for the year ended December 31, 2000 totaled $6.2 million, a change of $33.5 million from December 31, 1999. The change was primarily attributable to no purchases of investment and mortgage-backed securities in 2000 as compared to $50.8 million in 1999, an increase in loans purchased of $5.6 million from $8.7 million in 1999 to $14.3 million in 2000 and an increase in loan originations, net of repayments from $1,883,000 provided in 1999 to $1,986,000 used in 2000. In addition, paydown of mortgage-backed securities decreased from $19.8 million in 1999 to $10.8 million in 2000.

         Net cash provided by our financing activities for 2000 totaled $6.2 million, a decrease of $28.2 million from 1999. This change was attributable to a $23 million decrease in arbitrage transactions funded by FHLB borrowings and a $7,350,000 increase in repayments of FHLB advances. These changes were offset by a $900,000 decrease in cash used for stock repurchases, reflecting $2.3 million used to purchase treasury stock in 2000 as compared to $3.2 million used to purchase treasury stock and stock for our Restricted Stock Plan in 1999, further offset by a $1.3 million smaller net decrease in deposits during 2000.

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

Impact of Inflation and Changing Prices

         The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

                               [KPMG LETTERHEAD]




                          Independent Auditors' Report



     The Board of Directors
     First Kansas Financial Corporation:


     We have audited the accompanying consolidated balance sheets of First Kansas Financial Corporation and subsidiary (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Kansas Financial Corporation and subsidiary as of December 31, 2000 and 1999 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                                        /s/KPMG LLP


     January 19, 2001

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                           Consolidated Balance Sheets

                           December 31, 2000 and 1999
                      (In thousands, except per share data)


                                           Assets                                                 2000         1999
                                                                                                ----------   ----------
Cash and cash equivalents (note 2)                                                              $   5,723        4,090
Investment securities held-to-maturity, at cost
    (approximate fair value of $6,194 and $5,963, respectively) (note 3)                            6,322        6,261
Mortgage-backed securities available-for-sale, at fair value (note 4)                              18,051       20,795
Mortgage-backed securities held-to-maturity, at cost
    (approximate fair value of $48,897 and $55,597, respectively) (note 4)                         49,751       57,965
Loans receivable, net (note 5)                                                                     64,001       47,751
Stock in Federal Home Loan Bank (FHLB) of Topeka, at cost                                           2,650        2,114
Premises and equipment, net (note 6)                                                                2,130        2,213
Real estate held for development (note 7)                                                             357          357
Accrued interest receivable:
    Investment and mortgage-backed securities                                                         456          506
    Loans receivable                                                                                  316          230
Prepaid expenses and other assets                                                                     283          264
                                                                                                ----------   ----------
            Total assets                                                                        $ 150,040      142,546
                                                                                                ==========   ==========
                            Liabilities and Stockholders' Equity
Liabilities:
    Deposits (note 9)                                                                           $  81,484       82,317
    Advances from borrowers for property taxes and insurance                                          196          142
    Borrowings from FHLB of Topeka (note 10)                                                       50,000       40,500
    Accrued interest payable and other liabilities (note 11)                                          743          714
                                                                                                ----------   ----------
            Total liabilities                                                                     132,423      123,673
                                                                                                ----------   ----------
Stockholders' equity (note 12):
    Preferred stock, $.10 par value; 2,000,000 shares authorized, none issued --
    -- Common stock, $.10 par value; 8,000,000 shares authorized, 1,553,938
      shares issued                                                                                   155          155
    Additional paid-in capital                                                                     14,867       14,842
    Treasury stock, 416,390 and 221,629 shares, respectively, at cost                              (4,758)      (2,495)
    Retained earnings                                                                               9,139        8,289
    Unearned compensation                                                                          (1,387)      (1,623)
    Accumulated other comprehensive income (loss)                                                    (399)        (295)
                                                                                                ----------   ----------
            Total stockholders' equity                                                             17,617       18,873

Commitments (note 5)
                                                                                                ----------   ----------
            Total liabilities and stockholders' equity                                        $   150,040      142,546
                                                                                                ==========   ==========

See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                       Consolidated Statements of Earnings

                     Years ended December 31, 2000 and 1999
                      (In thousands, except per share data)

                                                                  2000      1999
                                                                 -------   -------
Interest income:
   Loans                                                         $ 4,529     3,345
   Investment securities                                             401       391
   Mortgage-backed securities                                      4,832     4,692
   Interest-bearing deposits                                          69       121
   Dividends on FHLB stock                                           198       108
                                                                 -------   -------
           Total interest income                                  10,029     8,657
                                                                 -------   -------
Interest expense:
   Deposits (note 9)                                               3,495     3,539
   Borrowings                                                      2,657     1,486
                                                                 -------   -------
           Total interest expense                                  6,152     5,025
                                                                 -------   -------
           Net interest income                                     3,877     3,632

Provision for loan losses (note 5)                                    36        36
                                                                 -------   -------
           Net interest income after provision for loan losses     3,841     3,596
                                                                 -------   -------
Noninterest income:
   Deposit account service fees                                      864       744
   Other                                                             177       128
                                                                 -------   -------
           Total noninterest income                                1,041       872
                                                                 -------   -------
Noninterest expense:
   Compensation and benefits (note 12)                             1,678     1,525
   Occupancy and equipment                                           402       377
   Federal deposit insurance premiums and assessments                 56        83
   Data processing                                                   205       233
   Deposit account processing fees                                   213       210
   Amortization of premium on deposits assumed                        61        61
   Supplies expense                                                   87        75
   Advertising                                                       128       167
   Other                                                             336       360
                                                                 -------   -------
           Total noninterest expense                               3,166     3,091
                                                                 -------   -------
           Earnings before income tax expense                      1,716     1,377

Income tax expense (note 11)                                         614       522
                                                                 -------   -------
           Net earnings                                          $ 1,102       855
                                                                 =======   =======
Net earnings per share - basic and diluted                       $  0.96      0.63
                                                                 =======   =======

See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

    Consolidated Statements of Stockholders' Equity and Comprehensive Income

                     Years ended December 31, 2000 and 1999
                                 (In thousands)

                                                                                                      Accumu-
                                                                                                       lated
                                                                                                       other
                                                          Addi-                                       compre-
                                                         tional                           Unearned    hensive
                                  Preferred     Common    paid-in   Treasury  Retained     compen-    income
                                    stock       stock     capital    stock    earnings     sation     (loss)      Total
                                 -----------  ---------- -------------------- ----------  ----------  --------  ---------
Balance, December 31, 1998       $       --      155      14,834        --       7,655     (1,181)       (23)    21,440

Net earnings                                                                       855                              855
Change in unrealized loss
   on available-for-sale
   securities, net of tax                                                                               (272)      (272)
                                                                                                                --------
           Total comprehensive
             income                                                                                                 583
                                                                                                                --------
Purchase of 221,629 shares of
   stock for the treasury                --       --          --    (2,495)         --         --         --     (2,495)
Purchase of 62,158 shares
   of stock for the restricted
   stock plan (RSP)                      --       --          --        --          --       (660)        --       (660)
Allocation of employee stock
   ownership plan (ESOP) shares          --       --           8        --          --        124         --        132
Amortization of RSP shares               --       --          --        --          --         94         --         94
Cash dividends paid
   ($.15 per share)                      --       --          --        --        (221)        --         --       (221)
                                 ----------  ---------- --------  ---------- ----------  ----------  --------  --------

Balance, December 31, 1999               --      155      14,842    (2,495)      8,289     (1,623)      (295)    18,873

Net earnings                                                                     1,102                            1,102
Change in unrealized loss
   on available-for-sale
   securities, net of tax                                                                               (104)      (104)
                                                                                                                --------
           Total comprehensive
             income                                                                                                 998
                                                                                                                --------
Purchase of 194,761 shares of
   stock for the treasury                --       --          --    (2,263)         --         --         --     (2,263)
Allocation of ESOP shares                --       --          25        --          --        124         --        149
Amortization of RSP shares               --       --          --        --          --        112         --        112
Cash dividends paid
   ($.20 per share)                      --       --          --        --        (252)        --         --       (252)
                                 -----------  ------     -------   ---------- ----------  ----------  --------  --------
Balance, December 31, 2000       $       --      155      14,867    (4,758)      9,139     (1,387)      (399)    17,617
                                 ===========  ======     =======   ========== ==========  ==========  ========  ========

See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                      Consolidated Statements of Cash Flows

                     Years ended December 31, 2000 and 1999
                                 (In thousands)

                                                                                       2000        1999
                                                                                     --------    --------
Cash flows from operating activities:
    Net earnings                                                                     $  1,102         855
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Provision for loan losses                                                          36          36
        Depreciation                                                                      185         160
        Amortization of premium on deposits assumed                                        61          61
        FHLB stock dividends                                                               --        (108)
        Amortization of loan fees and premiums                                             29         (41)
        Accretion of discounts and amortization of premiums on
          investment and mortgage-backed securities, net                                  (69)        (19)
        Gain on sales of loans, net                                                        --          (5)
        Allocation of ESOP shares and amortization of RSP shares                          261         226
        Proceeds from sales of loans                                                       --         247
        Origination of loans for sale                                                      --        (242)
        Change in accrued interest receivable, prepaids, and other assets                 (98)       (217)
        Change in accrued interest payable and other liabilities                           83         297
                                                                                     --------    --------
             Net cash provided by operating activities                                  1,590       1,250
                                                                                     --------    --------
Cash flows from investing activities:
    Loan originations, net of repayments                                               (1,986)      1,883
    Loans purchased                                                                   (14,347)     (8,702)
    Maturities/calls of investment securities held-to-maturity                             40          34
    Principal repayments and maturities of mortgage-backed securities
      available-for-sale                                                                2,576       8,532
    Principal repayments and maturities of mortgage-backed securities
      held-to-maturity                                                                  8,192      11,291
    Purchases of investment securities held-to-maturity                                    --      (1,490)
    Purchases of mortgage-backed securities available-for-sale                             --      (2,496)
    Purchases of mortgage-backed securities held-to-maturity                               --     (46,769)
    Proceeds from sale of real estate owned                                                --         142
    Purchase of FHLB stock                                                               (536)     (1,497)
    Decrease in real estate held for development                                           --           4
    Additions of premises and equipment, net                                             (102)       (598)
                                                                                     --------    --------
             Net cash used in investing activities                                   $ (6,163)    (39,666)
                                                                                     --------    --------

                                                                     (Continued)
                                      F-5

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                Consolidated Statements of Cash Flows, Continued

                     Years ended December 31, 2000 and 1999
                                 (In thousands)

                                                                        2000        1999
                                                                      --------    --------
Cash flows from financing activities:
    Net decrease in deposits                                          $   (833)     (2,119)
    Net increase in advances from borrowers for taxes and insurance         54           8
    Repayment of borrowings from FHLB                                  (10,500)     (3,150)
    Proceeds from borrowings from FHLB                                  20,000      43,000
    Purchases of common stock for treasury                              (2,263)     (2,495)
    Purchases of common stock for RSP                                       --        (660)
    Cash dividends paid on common stock                                   (252)       (221)
                                                                      --------    --------
             Net cash provided by financing activities                   6,206      34,363
                                                                      --------    --------
             Net increase (decrease) in cash and cash equivalents        1,633      (4,053)

Cash and cash equivalents at beginning of year                           4,090       8,143
                                                                      --------    --------
Cash and cash equivalents at end of year                              $  5,723       4,090
                                                                      ========    ========

Supplemental disclosure of cash flow information:
    Cash paid during the year for income taxes                        $    601         378
                                                                      ========    ========
    Cash paid during the year for interest                            $  6,071       4,847
                                                                      ========    ========
Noncash activities - loans transferred to real estate owned           $     18         142
                                                                      ========    ========

See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


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

                                      F-7                            (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

        (e)   Mortgage Banking Activities

              At December 31, 2000 and 1999, the Company was servicing loans for others amounting to $283,000 and $450,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received.

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

              Accrual of interest income on loans is discontinued for those loans with interest more than ninety days delinquent or sooner if management believes collectibility of the interest is not probable. Management's assessment of collectibility is primarily based on a comparison of the estimated value of underlying collateral to the related loan and accrued interest receivable balances. When interest accrual is discontinued, all unpaid accrued interest is reversed. Nonaccruing loans are returned to accrual status when principal and interest are reasonably assured and a consistent record of performance has been demonstrated. Payments received on impaired or nonaccrual loans are applied to principal and interest in accordance with the contractual terms of the loan unless full payment of principal is not expected, in which case both principal and interest payments received are applied as a reduction of the carrying value of the loan.

              A loan is considered impaired when it is probable the Company will be unable to collect all amounts due--both principal and interest--according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Impairment may also be measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, the Company measures impairment based on the fair value of the collateral when it determines foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.

              The Company applies the methods described above to multifamily real estate loans, commercial real estate loans, and restructured loans. Smaller balance, homogeneous loans, including one-to-four-family residential and construction loans and consumer loans, are collectively evaluated for impairment.

                                      F-8                            (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

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

              Real estate held for development consists of a parcel of land and improvements zoned for commercial development. The development is carried at cost. Direct costs, including interest, are capitalized as property costs during the development period. Gains on sales are recognized by allocating costs to parcels sold using the relative fair value method.

        (h)   Stock in FHLB of Topeka

              The Company is a member of the FHLB system. As a member, the Company is required to purchase and hold stock in the FHLB of Topeka in an amount equal to the greater of (a) 1% of unpaid residential loans, (b) 5% of outstanding FHLB advances, or (c) .3% of total assets. FHLB stock is carried at cost.

        (i)   Premises and Equipment

              Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using both straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to thirty-five years. Major replacements and betterments are capitalized while normal maintenance and repairs are charged to expense as incurred. Gains or losses on dispositions are reflected in current operations.

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

        (k)   Use of Estimates

              Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

                                      F-9                            (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


        (l)   New Accounting Pronouncements

              The Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, in June 1998. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and will be adopted by the Company January 1, 2001. The adoption of SFAS No. 133 will not have a material impact on the Company's consolidated financial statements.

        (m)   Earnings Per Common Share

              Basic earnings per share is based upon the weighted average number of common shares outstanding during the periods presented. Basic earnings per share exclude dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share include the potential dilutive common shares outstanding during the period. Unallocated shares of common stock held by the employee stock ownership plan are not included in the weighted average shares outstanding computation.

              The following schedule summarizes the number of average shares and equivalents used in the computation of earnings per share:

                                                  2000           1999
                                              -------------  -------------

Basic shares outstanding                         1,152,383      1,361,335
Dilutive effect of stock options                         -          1,698
                                              -------------  -------------
             Diluted shares outstanding          1,152,383      1,363,033
                                              =============  =============

  (2)   Cash and Cash Equivalents

        A summary of cash and cash equivalents follows (in thousands):

                                                       2000      1999
                                                      ------    ------

          Cash on hand                                $  838     1,923
          Deposits at other financial institutions     2,785     2,167
          Overnight FHLB deposits                      2,100         -
                                                      ------     -----
                                                      $5,723     4,090
                                                      ======     =====

                                      F-10                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


  (3)   Investment Securities

        A summary of investment securities held-to-maturity and information relating to amortized cost, approximate fair values, and unrealized gains (losses) at December 31, 2000 and 1999 is as follows (in thousands):

                                                                                      2000
                                                          ----------------------------------------------------------
                                                            Amortized       Unrealized      Unrealized       Fair
                                                              cost             gains          losses        value
                                                          --------------   --------------  --------------  ---------
U. S. government and agency obligations
    maturing after one year but within five years         $    1,000               -              (1)           999
U. S. government and agency obligations
    maturing after five years but within ten years             2,000               -             (43)         1,957
U. S. government and agency obligations
    maturing after ten years                                   1,333               -             (45)         1,288
State and municipal obligations maturing
    after ten years                                            1,116               -             (39)         1,077
Other debt securities maturing after
    ten years                                                    873               -               -            873
                                                          --------------   --------------  --------------  ---------

                                                          $    6,322               -            (128)         6,194
                                                          ==============   ==============  ==============  =========

                                                                                      1999
                                                          ----------------------------------------------------------
                                                            Amortized       Unrealized      Unrealized       Fair
                                                              cost             gains          losses        value
                                                          --------------   --------------  --------------  ---------
U. S. government and agency obligations
    maturing after one year but within five years         $    1,000               -             (11)           989
U. S. government and agency obligations
    maturing after five years but within ten years             2,000               -            (111)         1,889
U. S. government and agency obligations
    maturing after ten years                                   1,232               -             (49)         1,183
State and municipal obligations maturing
    after ten years                                            1,115               -            (127)           988
Other debt securities maturing after
    ten years                                                    914               -               -            914
                                                          --------------   --------------  --------------  ---------
                                                          $    6,261               -            (298)         5,963
                                                          ==============   ==============  ==============  =========

                                      F-11                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


  (4)   Mortgage-Backed Securities

        A summary of mortgage-backed securities and information relating to amortized cost, fair values, and unrealized gains (losses) at December 31, 2000 and 1999 is as follows (in thousands):

                                                                            2000
                                                ----------------------------------------------------------
                                                  Amortized      Unrealized       Unrealized       Fair
                                                    cost            gains           losses        value
                                                --------------  --------------   -------------   ---------
Available-for-sale:
    Government agency mortgage-
      backed securities:
        Federal Home Loan Mortgage
           Corporation (FHLMC)                  $     1,290             -              (34)         1,256
        Federal National Mortgage
           Association (FNMA)                         1,732            10               (6)         1,736
        Government National Mortgage
           Association (GNMA)                         2,790            25                -          2,815
    Collateralized mortgage obligations              12,844             -             (600)        12,244
                                                --------------  --------------   -------------   ---------
                                                $    18,656            35             (640)        18,051
                                                ==============  ==============   =============   =========
Held-to-maturity:
    Government agency mortgage-
      backed securities:
        FHLMC                                   $        35             1                -             36
        FNMA                                         14,194            16             (274)        13,936
        GNMA                                         17,784            12             (267)        17,529
    Collateralized mortgage obligations              17,738            12             (354)        17,396
                                                --------------  --------------   -------------   ---------
                                                $    49,751            41             (895)        48,897
                                                ==============  ==============   =============   =========

                                      F-12                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


                                                                            1999
                                                ----------------------------------------------------------
                                                  Amortized      Unrealized       Unrealized       Fair
                                                    cost            gains           losses        value
                                                --------------  --------------   -------------   ---------
Available-for-sale:
    Government agency mortgage-
      backed securities:
        FHLMC                                   $     1,538             -              (27)         1,511
        FNMA                                          2,658            19              (35)         2,642
        GNMA                                          3,411            21                -          3,432
    Collateralized mortgage obligations              13,634            17             (441)        13,210
                                                --------------  --------------   -------------   ---------
                                                $    21,241            57             (503)        20,795
                                                ==============  ==============   =============   =========
Held-to-maturity:
    Government agency mortgage-
      backed securities:
        FHLMC                                   $        66             1                -             67
        FNMA                                         15,677             5             (816)        14,866
        GNMA                                         19,489            16             (895)        18,610
    Collateralized mortgage obligations              22,733             -             (679)        22,054
                                                --------------  --------------   -------------   ---------
                                                $    57,965            22           (2,390)        55,597
                                                ==============  ==============   =============   =========

        The Company's portfolio of government agency mortgage-backed securities and federal agency-backed collateralized mortgage obligations consists primarily of first and second tranche securities with expected maturities of three to five years. At December 31, 2000, the government agency mortgage-backed securities had a carrying value of $37,820,000 and consisted of approximately $31,912,000 of fixed rate securities and $5,908,000 of variable rate securities. The collateralized mortgage obligations had a carrying value of $29,982,000 and consisted of approximately $15,937,000 of fixed rate securities and $14,045,000 of variable rate securities. Collateralized mortgage obligations of the Company are generally government agency guaranteed. There were no sales of mortgage-backed securities during 2000 and 1999.

        At December 31, 2000 and 1999, mortgage-backed securities with a carrying value of approximately $1,125,000 were pledged to secure public funds on deposit.


                                      F-13                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


  (5)   Loans Receivable

        Loans receivable consist of the following at December 31, 2000 and 1999 (in thousands):

                                                                  2000        1999
                                                                ---------   ---------
Mortgage loans:
    One-to-four-family                                          $ 59,144      43,760
    Commercial                                                       848         567
    Land                                                             775         278
    Construction                                                     275       1,079
                                                                ---------   ---------
             Total mortgage loans                                 61,042      45,684

Consumer loans                                                     2,711       2,245
Commercial loans                                                     674         618
                                                                ---------   ---------
             Total                                                64,427      48,547
Less:
    Unearned premiums, discounts, and deferred fees                  (44)         73
    Allowance for loan losses                                        256         241
    Undisbursed portion of loans in process                          214         482
                                                                ---------   ---------
             Total, net                                         $ 64,001      47,751
                                                                =========   =========

        The Company evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance. The Company's primary lending area is in the State of Kansas.

        The weighted average annual interest rates on mortgage loans approximated 7.48% and 7.32% at December 31, 2000 and 1999, respectively. Adjustable rate loans have interest rate adjustment limitations and are generally indexed to the national average cost of funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

        At December 31, 2000, the Company had outstanding commitments to originate mortgage loans of $11,000 and no outstanding commitments to purchase loans.

        Loans made to directors and executive officers of the Company approximated $752,000 and $738,000 at December 31, 2000 and 1999, respectively. Such loans were made in the ordinary course of business. Changes in such loans for 2000 are as follows (in thousands):

          Balance at January 1, 2000               $ 738
          Additions                                   85
          Amounts collected                          (71)
                                                   -----
          Balance at December 31, 2000             $ 752
                                                   =====

                                      F-14                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


        A summary of the activity in the allowance for loan losses follows (in thousands):

                                                 2000      1999
                                               --------  --------

          Balance at beginning of year         $    241       206
          Provision                                  36        36
          Charge-offs                               (27)       (1)
          Recoveries                                  6         -
                                               --------  --------
          Balance at end of year               $    256       241
                                               ========  ========

        Loans delinquent ninety days or more at December 31, 2000 and 1999 aggregated $21,000 and $82,000, respectively. Impaired loans, exclusive of delinquent loans, were insignificant at December 31, 2000 and 1999.

  (6)   Premises and Equipment

        Premises and equipment consist of the following (in thousands):

                                                  2000      1999
                                                ---------  --------

         Land                                   $    217       217
         Buildings and improvements                2,090     2,068
         Construction in progress                     24         -
         Furniture and equipment                   1,413     1,357
                                                ---------  --------
                      Total                        3,744     3,642

         Less accumulated depreciation             1,614     1,429
                                                ---------  --------
                      Total                     $  2,130     2,213
                                                =========  ========

  (7)   Real Estate Held for Development

        The Company's subsidiary acquired a parcel of land in 1996 in Paola, Kansas for the purpose of development and sale. Total cost incurred through December 31, 2000, including capitalized interest of $37,000, aggregated $658,000. There were no sales or transfers associated with the parcel of land during 2000 or 1999.

  (8)   Premium on Deposits Assumed

        In accordance with the FSLIC Transfer Agreement dated November 19, 1982, the Company assumed certain deposits of the former North Kansas Savings Company, paying a premium on deposits assumed of $1,212,000. The Company is amortizing the premium over twenty years on the straight-line method. Accumulated amortization on such premium was $1,095,000 and $1,034,000, respectively, at December 31, 2000 and 1999.

                                      F-15                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

  (9)   Deposits

        Deposits are summarized as follows (in thousands):

                                                      2000        1999
                                                    ----------  ----------

      Noninterest bearing demand                    $   3,392       2,612
      Savings and interest-bearing demand              27,732      28,570
      Time                                             50,360      51,135
                                                    ----------  ----------
                                                    $  81,484      82,317
                                                    ==========  ==========

        The weighted average interest rates on deposits approximated 4.94% and 4.47% at December 31, 2000 and 1999, respectively.

        Scheduled maturities of time deposits at December 31, 2000 are as follows (in thousands):

                           2001          $  34,380
                           2002              9,670
                           2003              4,490
                           2004                519
                           2005                837
                        Thereafter             464
                                         ----------
                          Total          $  50,360
                                         ==========

        A summary of interest expense is as follows (in thousands):

                                                       2000       1999
                                                      --------   --------

          Savings and time accounts                   $ 2,936      2,965
          Interest-bearing demand accounts                559        574
                                                      --------   --------
                                                      $ 3,495      3,539
                                                      ========   ========

        Certificates of deposit in amounts greater than or equal to $100,000 amounted to $2,683,000 and $2,458,000 at December 31, 2000 and 1999,
        respectively.

                                      F-16                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

(10)    Borrowings From FHLB of Topeka

        Borrowings outstanding from the FHLB of Topeka at December 31, 2000 and 1999 are as follows (in thousands):

                                                                           2000        1999
                                                                         ----------  ----------
Advance from FHLB of Topeka at 4.92% interest and
    maturity date in January 2009, callable January 2004                 $  10,000      10,000
Advance from FHLB of Topeka at 4.88% interest and
    maturity date in January 2009, callable January 2004                    10,000      10,000
Advance from FHLB of Topeka at 5.30% interest and
    maturity date in May 2009, callable April 2004                          10,000      10,000
Advance from FHLB of Topeka at 5.76% interest and
    maturity date in 2010, callable September 2001                          10,000           -
Advance from FHLB of Topeka at 5.92% interest and
    maturity date in 2010, callable September 2002                           5,000           -
Advance from FHLB of Topeka at 6.10% interest and
    maturity date in 2010, callable September 2003                           5,000           -
Advance from FHLB of Topeka with an adjustable rate
    based on one month LIBOR rate on two basis points
    (6.44% at December 31, 1999) and maturity date
    in September 2000                                                            -       8,000
Borrowings under $8 million FHLB of Topeka line of credit
    with an adjustable interest rate (5.0% at December 31,
    1999) and maturity date in May 2000                                          -       2,500
                                                                         ----------  ----------
                                                                         $  50,000      40,500
                                                                         ==========  ==========

        FHLB borrowings are secured by all unpledged single and multifamily first mortgage loans, mortgage-backed securities, United States government and agency obligations, interest-bearing deposits in other financial institutions, stock in FHLB, and FHLB overnight deposits. Weighted average interest rates at December 31, 2000 and 1999 were 5.37% and 5.03%, respectively, on such borrowings.

        Principal maturities, based on original maturity, of borrowings from FHLB of Topeka at December 31, 2000 are as follow (in thousands):

                           Year         Amount
                         ----------   -----------

                           2009       $   30,000
                           2010           20,000
                                      -----------
                                      $   50,000
                                      ===========

                                      F-17                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


(11)    Income Taxes

        The components of income tax expense from operations are as follows for the years ended December 31 (in thousands):

                            2000                            1999
             ------------------------------   -------------------------------
              Federal      State    Total      Federal      State     Total
             -----------   -------  -------   -----------  --------  --------

Current           599         75       674        466          54        520
Deferred          (56)        (4)      (60)         2           -          2
             -----------   -------  -------   -----------  --------  --------
                  543         71       614        468          54        522
             ===========   =======  =======   ===========  ========  ========

        The reasons for the differences between the effective tax rates and the expected federal income tax rate of 34% are as follows:

                                                 Percentage
                                                of earnings
                                                   before
                                                 income tax
                                                  expense
                                             -------------------
                                               2000       1999
                                             -------    --------

Expected federal income tax rate               34.0 %      34.0
State taxes, net of federal tax benefit         3.0         3.0
Other, net                                     (1.2)        0.9
                                             -------    --------
             Effective income tax rate         35.8 %      37.9
                                             =======    ========


                                      F-18                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

        Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, 2000 and 1999 are as follows (in thousands):

                                                            2000      1999
                                                          --------  --------

Unrealized loss on available-for-sale securities          $   206       151
Loan origination fees                                           -         2
Employee benefits                                              69        29
Other, net                                                      4         4
Allowance for loan losses                                       3         -
                                                          --------  --------
             Deferred tax asset                               282       186
                                                          --------  --------
Premises and equipment                                       (119)     (104)
FHLB dividends                                               (162)     (162)
Allowance for loan losses                                       -       (30)
State taxes                                                   (17)      (21)
                                                          --------  --------
             Deferred tax liability                          (298)     (317)
                                                          --------  --------
             Net deferred tax liability, included
               in other liabilities                       $   (16)     (131)
                                                          ========  ========

        There was no valuation allowance required for deferred tax assets at December 31, 2000 or 1999. Management believes that it is more likely than not the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

        Prior to 1996, the Company was allowed to deduct the greater of an experience method bad debt deduction based on actual charge-offs or a statutory bad debt deduction based on a percentage (8%) of taxable income before such deduction. For income tax purposes, the Company used the experience methods in 1997 and 1998. Under the Small Business Job Projection Act (the Act) of 1996, the allowable deduction under the percentage of taxable income method was terminated for tax years beginning after 1995, and will not be available to the Company for future years. The Act also provides that federal income tax bad debt reserves accumulated since 1988 (the base year reserve) must be recaptured and included in taxable income over a six-year inclusion period beginning 1998. Included in the deferred income tax liability at December 31, 2000 and 1999 are $84,000 and $112,000, respectively, for this recapture.

        Retained earnings at December 31, 2000 and 1999 include approximately $718,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

                                      F-19                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

(12)    Benefit Plans

        Pension and Retirement

        The Company participates in a multiemployer, noncontributory defined benefit pension plan which covers all employees who have met eligibility requirements. The multiemployer plan does not provide information at the single employer level and the Company does not make disclosures similar to those of single employer plans. Qualified part-time and full-time employees over age twenty-one are eligible for participation after one year of service. Pension costs associated with the plan amounted to $1,500 and $3,000 for the years ended December 31, 2000 and 1999, respectively.

        The Company has a defined contribution plan that covers substantially all employees. Employees may contribute up to 15% of their salary, subject to limitations under the Internal Revenue Code, and the Company matches 50% of the employee's contribution up to 6% of compensation. The Company's expense under the plan for the years ended December 31, 2000 and 1999 was $25,000 and $24,000, respectively.

        In December 1997, the Company implemented a supplemental executive retirement plan (SERP) for the benefit of the Company's president that will provide enhanced benefits at retirement. Accruals under the SERP commenced during 1998, resulting in expenses of $42,000 and $37,000 for the years ended December 31, 2000 and 1999, respectively.

        Employee Stock Ownership Plan

        During 1998, the Company  established  an employee stock  ownership plan
        (ESOP). Through a loan from the Company, the ESOP acquired 124,315 shares of the Company's common stock. Employees age twenty-one or older who have completed one year of service with the Company are eligible to participate in the ESOP. Participants become 100% vested after five years. Contributions made by the Company to the ESOP will be used to repay the loan, and shares are allocated to participants by a formula based on total compensation. The cost of unallocated shares is presented as unearned compensation in the accompanying consolidated balance sheets. The Company recognizes additional compensation expense equal to the fair value of shares allocated. In connection with a principal reduction on the ESOP loan, 12,432 shares were released and the Company recognized $149,000 of compensation expense during 2000, and 12,432 shares were released and the Company recognized $132,000 of compensation expense during 1999. The fair value of the remaining 93,235 unallocated shares at December 31, 2000 aggregated approximately $1,165,000.

        Stock Option Plan and Restricted Stock Plan (RSP)

        In February 1999, the Company instituted an RSP and a stock option plan. Pursuant to the RSP, the Company purchased 62,158 shares of common stock during March 1999. The cost of such shares, aggregating $660,429, has been recorded as unearned compensation in the accompanying consolidated balance sheet. During March 1999, the Company awarded 52,826 shares of common stock to key officers and directors. The fair value of the shares ($561,276) will be amortized to expense over their five-year vesting period. The Company recognized approximately $112,000 and $94,000 of compensation expense related to the amortization of the shares awarded for the years ended December 31, 2000 and 1999, respectively.

                                      F-20                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

        Pursuant to the stock option plan, the Company granted options to acquire 132,079 shares of common stock to certain key officers and directors in February 1999. The options enable the participants to purchase stock at an exercise price equal to the fair market value of the stock at the date of grant ($10.75 per share). The options vest over five years and expire in 2008. During 2000 and 1999, there were no options which were exercised or forfeited.

        The Company applies Accounting Principles Board (APB) No 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements. SFAS No. 123 requires pro forma disclosures for companies that do not adopt its fair value method of accounting for stock-based employer compensation. Accordingly, the following pro forma information presents net earnings and earnings per share information for 2000 and 1999 as if the fair value method required by SFAS No. 123 has been used to measure compensation cost for stock options granted:

                                                      2000          1999
                                                  -------------  -----------

Net earnings - as reported                        $  1,102,000      855,000
                                                  =============  ===========
Net earnings - pro forma                          $  1,059,000      819,000
                                                  =============  ===========
Basic earnings per share - as reported            $       0.96         0.63
                                                  =============  ===========
Basic earnings per share - pro forma              $       0.92         0.60
                                                  =============  ===========

        The fair value of options granted in 1999 of $326,000 was estimated using the following weighted average information: risk-free interest rate of 6.5%, expected life of five years, expected volatility of stock price of 16.6%, and expected dividends of 2.0% per year.

        At December 31, 2000, the exercise price and weighted average remaining contractual life of the outstanding options was $10.75 and 8.1 years, respectively.

        At December 31, 2000, the number of options exercisable was 26,408 and the weighted average exercise price of those options was $10.75.

(13)    Regulatory Capital Requirements

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


                                      F-21                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


        The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements that require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Company, which are defined as well-capitalized, must generally have a leverage (core) capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions.

        The Bank met all regulatory capital requirements at December 31, 2000 and 1999. The Bank's actual and required capital amounts and ratios as of December 31, 2000 and 1999 were as follows (dollars in thousands):

                                                          2000
--------------------------------------------------------------------------------------------------------------------------
                                                                                                      To be well-
                                                                                                      capitalized
                                                                                                     under prompt
                                                                         For capital                  corrective
                                                                          adequacy                      actions
                                              Actual                      purposes                    provisions
                                      -----------------------       ----------------------       ----------------------
                                        Amount       Ratio            Amount      Ratio            Amount       Ratio
                                      ------------  ---------       -----------  ---------       -----------   --------
Tangible capital
    (to tangible assets)              $ 15,045         10.04 %      $ 2,249          1.50 %      $     -             - %
Tier 1 leverage (core) capital
    (to adjusted tangible assets)       15,045         10.04          5,997          4.00          7,496          5.00
Risk-based capital
    (to risk-weighted assets)           15,296         31.04          3,943          8.00          4,929         10.00
Tier 1 risk-based capital
    (to risk-weighted assets)           15,045         30.53              -             -          2,957          6.00
                                      ============  =========       ===========  =========       ===========   ========

                                                          1999
--------------------------------------------------------------------------------------------------------------------------
                                                                                                      To be well-
                                                                                                      capitalized
                                                                                                     under prompt
                                                                         For capital                  corrective
                                                                          adequacy                      actions
                                              Actual                      purposes                    provisions
                                      -----------------------       ----------------------       ----------------------
                                        Amount       Ratio            Amount      Ratio            Amount       Ratio
                                      ------------  ---------       -----------  ---------       -----------   --------
Tangible capital
    (to tangible assets)              $ 13,668          9.61 %      $ 2,134          1.50 %      $     -             - %
Tier 1 leverage (core) capital
    (to adjusted tangible assets)       13,668          9.61          5,692          4.00          7,114          5.00
Risk-based capital
    (to risk-weighted assets)           13,898         33.21          3,348          8.00          4,184         10.00
Tier 1 risk-based capital
    (to risk-weighted assets)           13,668         32.61              -             -          2,511          6.00
                                      ============  =========       ===========  =========       ===========   ========

                                      F-22                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


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

(14) Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

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

 (15)   Fair Value of Financial Instruments

        SFAS No. 107, Disclosures About Fair Value of Financial Instruments, and SFAS No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments, require that the Company disclose estimated fair values for its financial instruments, both assets and liabilities recognized and not recognized in the consolidated financial statements. Fair value estimates have been made as of December 31, 2000 and 1999 based on current economic conditions, risk characteristics of the various financial instruments, and other subjective factors at such date.

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

                           December 31, 2000 and 1999



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

                           December 31, 2000 and 1999

        The approximate carrying value and estimated fair value of the Company's financial instruments are as follows (in thousands):

                                                        December 31, 2000
                                                     -------------------------
                                                      Carrying         Fair
                                                        value         value
                                                     ------------    ---------
Financial assets:
    Cash and cash equivalents                      $       5,723        5,723
    Investment securities (see note 3)                     6,322        6,194
    Mortgage-backed securities (see note 4)               67,802       66,948
    Loans receivable                                      64,001       63,701
    Stock in FHLB                                          2,650        2,650
    Accrued interest receivable                              772          772

Financial liabilities:
    Deposits                                              81,484       81,503
    FHLB borrowings                                       50,000       49,695
    Accrued interest payable                                 315          315
                                                     ============    =========

                                                        December 31, 1999
                                                     -------------------------
                                                      Carrying         Fair
                                                        value         value
                                                     ------------    ---------
Financial assets:
    Cash and cash equivalents                        $     4,090        4,090
    Investment securities (see note 3)                     6,261        5,963
    Mortgage-backed securities (see note 4)               78,760       76,392
    Loans receivable                                      47,751       46,253
    Stock in FHLB                                          2,114        2,114
    Accrued interest receivable                              736          736

Financial liabilities:
    Deposits                                              82,317       82,317
    FHLB borrowings                                       40,500       38,286
    Accrued interest payable                                 234          234
                                                     ============    =========


                                      F-25                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

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

(16)    Parent Company Condensed Financial Statements

                            Condensed Balance Sheets
                           December 31, 2000 and 1999
                                 (In thousands)

                            Assets                                  2000         1999
                                                                  ----------  -----------
Cash and cash equivalents                                         $     120           95
Loan to ESOP                                                            932        1,057
Investment in and loan to subsidiary                                 16,519       17,709
Other assets                                                             51           18
                                                                  ----------  -----------

             Total assets                                         $  17,622       18,879
                                                                  ==========  ===========
             Liabilities and Stockholders' Equity

Accrued interest payable and other liabilities                    $       5            6
Stockholders' equity                                                 17,617       18,873
                                                                  ----------  -----------

             Total liabilities and stockholders' equity           $  17,622       18,879
                                                                  ==========  ===========

                         Condensed Statements of Income
                     Years ended December 31, 2000 and 1999
                                 (In thousands)

                                                                    2000         1999
                                                                  ----------  -----------
Income:
    Equity in earnings of subsidiary                              $   1,053          770
    Interest on loans                                                   172          261
    Interest on investments                                               2            -
                                                                  ----------  -----------
             Total income                                             1,227        1,031

Expense, including income tax expense                                   125          176
                                                                  ----------  -----------
             Net income                                           $   1,102          855
                                                                  ==========  ===========


                                      F-26                           (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


                       Condensed Statements of Cash Flows
                     Years ended December 31, 2000 and 1999
                                 (In thousands)

                                                                    2000         1999
                                                                  ----------  -----------
Operating activities:
    Net income                                                    $   1,102          855
    Less equity in earnings of subsidiary                            (1,053)        (770)
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Release of unallocated ESOP shares and
           amortization of RSP                                          261          226
        Decrease in payables                                             (1)         (45)
        Change in other assets                                          (33)         (31)
                                                                  ----------  -----------
             Net cash provided by operating activities                  276          235
                                                                  ----------  -----------
Investing activities:
    Decrease in investment in and loan to subsidiary, net             2,139        2,833
    Decrease in loan to ESOP                                            125          124
                                                                  ----------  -----------
             Net cash provided by investing activities                2,264        2,957
                                                                  ----------  -----------
Financing activities:
    Purchases of common stock for the treasury                       (2,263)      (2,495)
    Purchases of common stock for RSP                                     -         (660)
    Cash dividends paid on common stock                                (252)        (221)
                                                                  ----------  -----------
             Net cash used by financing activities                   (2,515)      (3,376)
                                                                  ----------  -----------
             Increase (decrease) in cash and cash
               equivalents                                               25         (184)

Cash and cash equivalents at beginning of year                           95          279
                                                                  ----------  -----------
Cash and cash equivalents at end of year                          $     120           95
                                                                  ==========  ===========


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

                        First Kansas Federal Savings Bank


       Main Office                                    Paola Office
     600 Main Street                               1310 Baptiste Drive
   Osawatomie, Kansas                                 Paola, Kansas

    Fort Scott Office                               Louisburg Office
     2205 South Main                                 100 West Amity
   Fort Scott, Kansas                               Louisburg, Kansas

      Beloit Office                                Phillipsburg Office
     125 North Mill                                  762 4th Street
     Beloit, Kansas                               Phillipsburg, Kansas


                               Board of Directors
   Roger L. Coltrin                                   Larry V. Bailey
Chairman of the Board                      President and Chief Executive Officer

   Donald V. Meyer                                 James E. Breckenridge
       Director                                          Director

   Sherman W. Cole                                   J. Darcy Domoney
       Director                                          Director

                               Executive Officers
                                 Larry V. Bailey
                      President and Chief Executive Officer

                                Daniel G. Droste
                       Senior Vice President and Treasurer

                                 Galen E. Graham
                       Senior Vice President and Secretary


                 -----------------------------------------------

Local Counsel                                       Independent Auditor
Winkler, Domoney & Schultz                          KPMG LLP
131 South Pearl Street                              1600 Commerce Bank Building
Paola, Kansas  66071                                Kansas City, Missouri  64106

Special Counsel                                     Transfer Agent and Registrar
Malizia Spidi & Fisch, PC                           ComputerShare, Inc.
1100 New York Avenue, N.W.                          12039 West Alameda Parkway
Suite 340 West                                      Suite Z-2
Washington, D.C. 20005                              Lakewood, Colorado  80228

                 -----------------------------------------------

         The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call the Company's Corporate Secretary at the Company's main office. The Annual Meeting of Stockholders will be held on April 17, 2001 at 1:00 p.m. at the Company's office.