Form 10KSB40, Exhibit 13
period 2001-12-31
FIRST KANSAS FINANCIAL CORP
filed 2002-03-15
CIK 1056811

FIRST KANSAS FINANCIAL CORPORATION


                       2001 ANNUAL REPORT TO STOCKHOLDERS

                       FIRST KANSAS FINANCIAL CORPORATION
                                  ANNUAL REPORT







                                TABLE OF CONTENTS

                                                                    Page
                                                                    ----

Letter to Stockholders.................................................1

Corporate Profile......................................................2

Stock Price Information................................................2

Selected Financial Ratios and Other Data...............................3

Management's Discussion and Analysis...................................4

Report of Independent Auditors.......................................F-1

Consolidated Financial Statements................................... F-2

Notes to Consolidated Financial Statements...........................F-7

Corporate Information.........................................Back Cover

                 [First Kansas Financial Corporation letterhead]





To Our Stockholders:

         On behalf of our Board of Directors and employees, I am pleased to enclose for your review the 2001 Annual Report to Stockholders of First Kansas Financial Corporation.

         At December 31, 2001, our assets totaled $152.7 million, as compared to $150.0 million at December 31, 2000. Stockholders' equity was $16.77 per share at December 31, 2001, as compared to stockholders' equity of $15.49 per share at December 31, 2000.

         For the fiscal year ended December 31, 2001, we earned $637,000 or $.64 per diluted share, as compared to net income of $1.1 million, or $.96 per share, for the fiscal year ended December 31, 2000.

         As always, we remain dedicated to enhancing stockholder value. To this end, during 2001 we repurchased 111,587 shares of our stock at an average price of $14.56 per share, which was accretive to book value and earnings per share. We thank you for your investment in, and continued support of, First Kansas Financial Corporation.

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

         The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by single-family residential real estate and investment securities, including mortgage- backed securities.

Stock Price Information

         The Company's common stock is traded on the Nasdaq SmallCap Market under the trading symbol of "FKAN." The following table reflects high and low sale closing prices as published by the Nasdaq SmallCap Market for the calendar quarters indicated. The prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

                                       High           Low         Dividends
                                       ----           ---         ---------
2000
First Quarter....................     $10.78          $8.50       $.05/share
Second Quarter...................     $10.75          $9.50       $.05/share
Third Quarter....................     $12.56         $11.25       $.05/share
Fourth Quarter...................     $12.50         $11.31       $.05/share

2001
First Quarter....................     $15.00         $12.06       $.05/share
Second Quarter...................     $14.88         $13.65       $.05/share
Third Quarter....................     $14.56         $13.25       $.05/share
Fourth Quarter...................     $14.50         $14.00       $.05/share

         The number of shareholders of record of common stock as of March 11, 2002 was approximately 287. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 11, 2002, there were 922,568 shares of the Company's common stock outstanding.

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

Selected Financial Ratios and Other Data


                                           At or For the Years Ended
                                                  December 31,
                                          -------------------------

                                                 2001      2000
                                                 ----      ----
Return on average assets..................       0.42%     0.74%
Return on average equity..................       3.72      6.04
Average equity to average assets ratios...      11.36     12.27
Equity to assets at period end............      11.27     11.74
Net interest rate spread..................       1.82      2.28
Yield on average interest-earning assets..       6.51      7.02
Non-performing loans to total assets......        .01       .01
Allowance for loan loss to total loans....        .45       .40

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

         Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk- based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off- balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at December 31, 2001, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS. The -300bp scenario is not shown due to the current low interest rate environment.

       Changes                    Net Portfolio Value
      in Market           ----------------------------------
    Interest Rates         $ Amount   $ Change      % Change    NPV Ratio(1)
    --------------         --------   --------      --------    ------------
    (basis points)       (Dollars in Thousands)
        + 300             $  9,075    $-8,013          -47%        6.28%
        + 200              $11,998    $-5,091          -30%        8.06%
        + 100              $14,714    $-2,375          -14%        9.61%
            0              $17,088                                10.85%
        - 100              $17,588    $   500            3%       10.96%
        - 200              $16,598    $  -490           -3%       10.21%


--------------
     (1) Calculated as the estimated NPV divided by present value of total assets.

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

Financial Condition

         Total assets increased $2.6 million, or 1.8%, to $152.7 million at December 31, 2001 from $150.0 million at December 31, 2000. The increase was primarily comprised of an increase of $5.8 million, or 92.0%, in investment securities and a $5.0 million, or 86.9%, increase in cash and cash equivalents, partially offset by decreases of $4.7 million, or 7.4%, in mortgage-backed securities and $4.3 million, or 6.7%, in loans receivable, net. The decreases in mortgage-back securities and loans arose primarily due to sales of mortgage-backed securities, increased repayments of mortgage-backed securities and loans in relation to purchases of mortgage-backed securities and loans and origination of loans. Cash flows from such decreases were invested in investment securities and cash and cash equivalents.

         Total liabilities increased $3.0 million, or 2.3%, to $135.5 million at December 31, 2001 from $132.4 million at December 31, 2000. The increase was primarily attributable to a $2.8 million, or 3.5%, increase in deposits.

         Total stockholders' equity decreased $410,000, or 2.3%, to $17.2 million at December 31, 2001 from $17.6 million at December 31, 2000. The decrease was primarily attributable to a $1.6 million increase in treasury stock, at cost, attributable to our stock repurchases during the year, partially offset by a $426,000 increase in retained earnings, reflecting net income of $637,000 for 2001 and $211,000 in cash dividends paid on common stock during 2001.

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

                                                                                  Year Ended December 31,
                                                     -------------------------------------------------------------------------------
                                                                      2001                                      2000
                                                     --------------------------------------     ------------------------------------
                                                       Average                                   Average
                                                     Outstanding    Interest                    Outstanding   Interest
                                                       Balance     Earned/Paid  Yield/Rate        Balance    Earned/Paid  Yield/Rate
                                                     -----------   -----------  ----------      -----------  -----------  ----------
                                                                     (Dollars in thousands)
Interest-earning assets:
  Loans receivable(1)............................      $ 60,983      $4,615        7.57 %        $  60,375   $    4,529      7.50%
  Investment securities..........................         9,061         522        5.76 %            6,298          401      6.37%
  Mortgage-backed securities.....................        63,206       3,798         6.01%           72,624        4,832      6.65%
  Interest-bearing deposits......................         9,478         343         3.62%            1,060           69      6.51%
  FHLB stock.....................................         2,650         179         6.75%            2,467          198      8.03%
                                                       --------      ------                      ---------   ----------
     Total interest-earning assets(1)............       145,378       9,457         6.51%          142,824       10,029      7.02%
                                                                     ------       ------                     ----------    ------
Noninterest-earning assets.......................         5,495                                      6,365
                                                       --------                                   --------
     Total assets................................      $150,873                                   $149,189
                                                       ========                                   ========
Interest-bearing liabilities:
  NOW and investment deposits....................      $ 23,627         478         2.02%         $ 24,142          559      2.32%
  Savings and certificate accounts...............        58,926       3,006         5.10%           57,748        2,936      5.08%
  FHLB borrowings................................        50,000       2,724         5.45%           47,966        2,657      5.54%
                                                       --------      ------                      ---------   ----------
     Total interest-bearing liabilities..........       132,553       6,208         4.68%          129,856        6,152      4.74%
                                                                     ------       ------                     ----------    ------
Noninterest-bearing liabilities:.................         1,182                                      1,028
                                                       --------                                   --------
  Total liabilities..............................       133,735                                    130,884
                                                       --------                                   --------
Stockholders' Equity.............................        17,138                                     18,305
                                                       --------                                   --------
     Total liabilities and stockholders' equity..      $150,873                                   $149,189
                                                       ========                                   ========
Net interest income..............................                    $3,249                                   $   3,877
                                                                     ======                                   =========
Net interest rate spread(2)......................                                   1.82%                                    2.28%
                                                                                  ======                                   ======
Net earning assets...............................      $ 12,825                                   $ 12,968
                                                       ========                                   ========
Net yield on interest-earning assets(3)..........                                   2.23%                                    2.71%
                                                                                  ======                                   ======
Average interest-earning assets to average
  interest-bearing liabilities...................                                 109.68%                                  109.99%
                                                                                  ======                                   ======

----------------
(1) Includes non-accrual loans and loans held-for-sale. Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for loan losses.
(2) Net interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

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


                                                 Year Ended December 31,
                                          ----------------------------------------
                                                     2001 vs. 2000
                                          ----------------------------------------
                                                   Increase/(Decrease)
                                                          Due to
                                          ----------------------------------------
                                                                Rate/
                                          Volume      Rate      Volume      Total
                                          -------    -------    -------    -------
                                                       (In thousands)
Interest-earning assets:
  Loans receivable(1)...............      $    46    $    40    $     0    $    86
  Investment securities.............          176        (38)       (17)       121
  Mortgage-backed securities........         (627)      (468)        61     (1,034)
  Interest-bearing deposits.........          548        (31)      (243)       274
  FHLB stock                                   15        (31)        (3)       (19)
                                          -------    -------    -------    -------
     Total interest-earning assets..          158       (528)      (202)      (572)
                                          -------    -------    -------    -------
Interest-bearing liabilities:
  NOW and money market deposits.....          (12)       (71)         2        (81)
  Savings and certificate accounts..           60         10          0         70
  FHLB borrowings...................          113        (44)        (2)        67
                                          -------    -------    -------    -------
     Total interest-bearing
       liabilities..................          161       (105)        (0)        56
                                          -------    -------    -------    -------
Increase in net interest income.....      $    (3)   $  (423)   $  (202)   $  (628)
                                          =======    =======    =======    =======

Results of Operations for the Years Ended December 31, 2001 and 2000

         Net Income. Our net income decreased $465,000 for the year ended December 31, 2001 to $637,000 as compared to $1.1 million for the year ended December 31, 2000. This decrease was primarily attributable to a $628,000, or 16.2%, decrease in net interest income and a $161,000, or 5.1%, increase in noninterest expense, offset by a $288,000, or 46.9%, decrease in income tax expense.

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

         Our net interest income decreased $628,000, or 16.2%, to $3.3 million for the year ended December 31, 2001 compared to $3.9 million in 2000. The decrease in net interest income was due to a 51 basis point decrease in the average interest rate earned for 2001, partially offset by a 6 basis point decrease in the average interest rate paid for 2001. The 51 basis point decrease in the average interest rate earned for 2001 was primarily due to the decrease in the average rate earned on investment securities of 61 basis points and mortgage-backed securities of 64 basis points, as well as the reinvestment of cash into interest-earning deposits. The average balance of interest-earning deposits increased from $1.1 million in 2000 to $9.5 million in 2001, resulting in a larger portion of interest-earning assets being invested in such deposits in 2001. Such deposits generally earn a lower yield than other categories of interest-earning assets.

         Our interest expense increased primarily as the result of an increase in the average balance of FHLB borrowings from $48.0 million in 2000 to $50.0 million in 2001 as well as an increase in the average balance of deposits from $81.9 million in 2000 to $82.6 million in 2001, partially offset by the aforementioned decrease in the average rate paid on interest-bearing liabilities.

         As a result of the matters discussed above, our net interest rate spread decreased from 2.28% for the year ended December 31, 2000 to 1.82% for the year ended December 31, 2001. Given a continuation in the present interest rate environment, management does not expect any significant change in its net interest rate spread from the results experienced for the year ended December 31, 2001.

         Provision for Loan Losses. Our provision for loan loss decreased $15,000 from $36,000 in 2000 to $21,000 in 2001 due to a lesser amount required to maintain an adequate allowance for loan losses. The allowance for loan losses was $268,000, or 0.45%, of net loans outstanding at December 31, 2001 compared to $256,000, or 0.40%, of net loans outstanding at December 31, 2000.

Historically, we have emphasized our loss experience over other factors in establishing the provision for loan losses. We review the allowance for loan losses in relation to (i) our past loan loss experience, (ii) known and inherent risks in our portfolio, (iii) adverse situations that may affect the borrower's ability to repay, (iv) the estimated value of any underlying collateral, and (v) current economic conditions. Management believes the allowance for loan losses is adequate to provide for probable losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest income. Our noninterest income increased $21,000, or 2.0%, from $1,041,000 in 2000 to $1,062,000 in 2001. This increase in our noninterest income was due to a $147,000 increase in our deposit account service fees, offset by our loss on sale of mortgage-backed securities of $119,000 which occurred in the second quarter of 2001.

         Noninterest expense. Our noninterest expense increased $161,000, or 5.1%, from $3,166,000 in 2000 to $3,327,000 in 2001. The increase in noninterest expense was primarily due to an increase of $53,000 in ESOP share value, $36,000 in compensation and $8,000 in employee medical insurance. Occupancy expense also increased by $45,000 reflecting updating cost for facilities and computer equipment. These increases were partially offset by an $18,000 decrease in ATM expense.

         Income Tax Expense. Our income tax expense decreased $288,000 from $614,000 in 2000 to $326,000 in 2001. Our effective tax rate was 33.9% and 35.8%
for the years ended December 31, 2001 and 2000, respectively.

Liquidity and Capital Resources

         Our primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities and interest-bearing deposits with other banks, advances from the FHLB of Topeka and funds provided by operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. We use our liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity and to meet operating expenses. We are required by federal regulations to maintain adequate liquidity for our safe and sound operation.

         Net cash provided by our operating activities (the cash effects of transactions that enter into our determination of net income e.g. non-cash items, amortization and depreciation, provision for loan losses) for the year ended December 31, 2001 was $1,543,000 as compared to $1,590,000 for the year ended December 31, 2000.

         Net cash provided by our investing activities (i.e. cash payments and cash receipts, primarily from our investment securities and mortgage-backed securities portfolio and our loan portfolio) for the year ended December 31, 2001 totaled $2.4 million, an increase of $8.6 million from December 31, 2000. The change was primarily due to the sale of mortgage-backed securities in 2001 of $13.4 million compared to no sales in 2000, a decrease in loans purchased from $14.3 million in 2000 to $2.6 million in 2001, an increase in loan repayments in relation to loan originations, and an increase of principal repayments on mortgage-backed securities from $10.8 million in 2000 to $21.8 million in 2001. This was partially offset by the purchase of investment securities and mortgage-backed securities of $41.0 million in 2001 compared to no such purchases in 2000.

         Net cash provided by our financing activities totaled $987,000 in 2001, a decrease of $5.2 million from 2000. The change was primarily due to the net FHLB borrowings $9.5 million in 2000 compared to no borrowing activity in 2001. This was offset by a $3.7 million increase in deposit cash flows from 2000 to 2001 and a decrease in treasury stock purchased of $639,000 from 2000 to 2001.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of the money over time due to inflation. The impact of inflation is reflected in the increase cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do no necessarily move in the same direction or to the same extent as the prices of goods and services.

KPMG

        1000 Walnut, Suite 1600
        P.O. Box 13127
        Kansas City, MO  64199





                          Independent Auditors' Report



The Board of Directors
First Kansas Financial Corporation:



We have audited the accompanying consolidated balance sheets of First Kansas Financial Corporation and subsidiary (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Kansas Financial Corporation and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                                        /s/KPMG LLP


January 25, 2002

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                           Consolidated Balance Sheets

                           December 31, 2001 and 2000
                      (In thousands, except per share data)


                                               Assets                                                      2001          2000
                                                                                                        -----------   -----------
Cash and cash equivalents (note 2)                                                                    $     10,694         5,723
Investment securities available-for-sale, at fair value (note 3)                                            12,139             -
Investment securities held-to-maturity, at cost (fair value
    of $6,194 (note 3)                                                                                           -         6,322
Mortgage-backed securities available-for-sale, at fair value (note 4)                                       41,819        18,051
Mortgage-backed securities held-to-maturity, at cost (fair
    (value of $21,152 and $48,897, respectively) (note 4)                                                   21,288        49,751
Loans receivable, net (note 5)                                                                              59,699        64,001
Stock in Federal Home Loan Bank (FHLB) of Topeka, at cost                                                    2,650         2,650
Premises and equipment, net (note 6)                                                                         2,288         2,130
Real estate held for development (note 7)                                                                      357           357
Accrued interest receivable:
    Investment and mortgage-backed securities                                                                  482           456
    Loans receivable                                                                                           269           316
Cash surrender value of bank owned life insurance                                                              750             -
Prepaid expenses and other assets                                                                              231           283
                                                                                                        -----------   -----------
             Total assets                                                                             $    152,666       150,040
                                                                                                        ===========   ===========
                      Liabilities and Stockholders' Equity

Liabilities:
    Deposits (note 9)                                                                                 $     84,323        81,484
    Advances from borrowers for property taxes and insurance                                                   179           196
    Borrowings from FHLB of Topeka (note 10)                                                                50,000        50,000
    Accrued interest payable and other liabilities (note 11)                                                   957           743
                                                                                                        -----------   -----------
             Total liabilities                                                                             135,459       132,423
                                                                                                        -----------   -----------
Stockholders' equity (note 12):
    Preferred stock, $.10 par value; 2,000,000 shares authorized, none issued                                    -             -
    Common stock, $.10 par value; 8,000,000 shares authorized, 1,553,938
      shares issued                                                                                            155           155
    Additional paid-in capital                                                                              14,920        14,867
    Treasury stock, 527,977 and 416,390 shares, respectively, at cost                                       (6,382)       (4,758)
    Retained earnings                                                                                        9,565         9,139
    Unearned compensation                                                                                   (1,150)       (1,387)
    Accumulated other comprehensive income (loss)                                                               99          (399)
                                                                                                        -----------   -----------
             Total stockholders' equity                                                                     17,207        17,617

Commitments (note 5)
                                                                                                        -----------   -----------
             Total liabilities and stockholders' equity                                               $    152,666       150,040
                                                                                                        ===========   ===========

See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                       Consolidated Statements of Earnings

                     Years ended December 31, 2001 and 2000
                      (In thousands, except per share data)

                                                                      2001       2000
                                                                    -------    -------
Interest income:
    Loans                                                           $ 4,615      4,529
    Investment securities                                               522        401
    Mortgage-backed securities                                        3,798      4,832
    Interest-bearing deposits                                           343         69
    Dividends on FHLB stock                                             179        198
                                                                    -------    -------
             Total interest income                                    9,457     10,029
                                                                    -------    -------
Interest expense:
    Deposits (note 9)                                                 3,484      3,495
    Borrowings                                                        2,724      2,657
                                                                    -------    -------
             Total interest expense                                   6,208      6,152
                                                                    -------    -------
             Net interest income                                      3,249      3,877

Provision for loan losses (note 5)                                       21         36
                                                                    -------    -------
             Net interest income after provision for loan losses      3,228      3,841
                                                                    -------    -------
Noninterest income:
    Deposit account service fees                                      1,011        864
    Loss on sale of mortgage-backed securities available-for-sale      (119)         -
    Other                                                               170        177
                                                                    -------    -------
             Total noninterest income                                 1,062      1,041
                                                                    -------    -------
Noninterest expense:
    Compensation and benefits (note 12)                               1,786      1,678
    Occupancy and equipment                                             447        402
    Federal deposit insurance premiums and assessments                   57         56
    Data processing                                                     222        205
    Deposit account processing fees                                     240        213
    Amortization of premium on deposits assumed                          61         61
    Supplies expense                                                     98         87
    Advertising                                                         122        128
    Other                                                               294        336
                                                                    -------    -------
             Total noninterest expense                                3,327      3,166
                                                                    -------    -------
             Earnings before income tax expense                         963      1,716

Income tax expense (note 11)                                            326        614
                                                                    -------    -------

             Net earnings                                           $   637      1,102
                                                                    =======    =======

Net earnings per share - basic                                      $  0.66       0.96
Net earnings per share - diluted                                       0.64       0.96


See accompanying notes to consolidated financial statements.


                                                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                                                               OSAWATOMIE, KANSAS

                                    Consolidated Statements of Stockholders' Equity and Comprehensive Income

                                                     Years ended December 31, 2001 and 2000
                                                      (In thousands, except per share data)

                                                                                                                  Accumu-
                                                                                                                  lated
                                                                                                                  other
                                                              Addi-                                               compre-
                                                              tional                                Unearned      hensive
                                      Preferred   Common      paid-in    Treasury     Retained       compen-      income
                                        stock     stock       capital     stock       earnings       sation       (loss)     Total
                                      ---------   -------     ---------  --------     --------      ---------    --------  --------
Balance, December 31, 1999            $       -       155      14,842      (2,495)       8,289         (1,623)       (295)   18,873

Net earnings                                                                             1,102                                1,102
Change in unrealized loss
    on available-for-sale
    securities, net of tax of $55                                                                                    (104)     (104)
                                                                                                                           ---------
             Total comprehensive
               income                                                                                                           998
                                                                                                                           ---------
Purchase of 194,761 shares of
    stock for the treasury                    -        -              -    (2,263)           -              -           -    (2,263)
Allocation of ESOP shares                     -        -             25         -            -            124           -       149
Amortization of RSP shares                    -        -              -         -            -            112           -       112
Cash dividends paid
    ($0.20 per share)                         -        -              -         -         (252)             -           -      (252)
                                      ---------   -------     ---------  --------     --------      ---------    --------  --------
Balance, December 31, 2000                    -       155        14,867    (4,758)       9,139         (1,387)       (399)   17,617

Net earnings                                                                               637                                  637
Change in unrealized gain (loss)
    on available-for-sale
    securities arising during
    the period, net of tax of $257                                                                                    498       498
                                                                                                                           ---------
             Total comprehensive
               income                                                                                                         1,135
                                                                                                                           ---------
Purchase of 111,587 shares of
    stock for the treasury                    -        -              -    (1,624)           -              -           -    (1,624)
Allocation of ESOP shares                     -        -             53         -            -            125           -       178
Amortization of RSP shares                    -        -              -         -            -            112           -       112
Cash dividends paid
    ($0.20 per share)                         -        -              -         -         (211)             -           -      (211)
                                      ---------   -------     ---------  --------     --------      ---------    --------  --------
Balance, December 31, 2001            $       -       155        14,920    (6,382)       9,565         (1,150)         99    17,207
                                      =========   =======     =========  ========     ========      =========    ========  ========


See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                      Consolidated Statements of Cash Flows

                     Years ended December 31, 2001 and 2000
                                 (In thousands)

                                                                                 2001        2000
                                                                              --------    --------
Cash flows from operating activities:
    Net earnings                                                              $    637       1,102
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Provision for loan losses                                                   21          36
        Depreciation                                                               209         185
        Amortization of premium on deposits assumed                                 61          61
        Amortization of loan fees and premiums                                      35          29
        Accretion of discounts and amortization of premiums on
           investment and mortgage-backed securities, net                          202         (69)
        Loss on sale of mortgage-backed securities available-for-sale              119           -
        Allocation of ESOP shares and amortization of RSP shares                   290         261
        Change in accrued interest receivable, prepaids, and other assets           12         (98)
        Change in accrued interest payable and other liabilities                   (43)         83
                                                                              --------    --------
             Net cash provided by operating activities                           1,543       1,590
                                                                              --------    --------
Cash flows from investing activities:
    Loan repayments net of originations                                          6,842      (1,986)
    Loans purchased                                                             (2,596)    (14,347)
    Maturities/calls of investment securities held-to-maturity                       -          40
    Principal repayments and maturities of mortgage-backed securities
      available-for-sale                                                        16,471       2,576
    Principal repayments and maturities of mortgage-backed securities
      held-to-maturity                                                           5,311       8,192
    Purchases of investment securities available-for-sale                      (10,925)          -
    Purchases of mortgage-backed securities available-for-sale                 (30,047)          -
    Proceeds from sale of mortgage-backed securities available-for-sale         13,434           -
    Maturities/calls of investment securities available-for-sale                 5,068           -
    Purchase of FHLB stock                                                           -        (536)
    Investment in cash surrender value of bank owned life insurance               (750)          -
    Additions of premises and equipment, net                                      (367)       (102)
                                                                              --------    --------
             Net cash provided by (used in) investing activities              $  2,441      (6,163)
                                                                              --------    --------

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                      Consolidated Statements of Cash Flows

                     Years ended December 31, 2001 and 2000
                                 (In thousands)


                                                                                                  2001          2000
                                                                                               -----------   -----------
Cash flows from financing activities:
    Net increase (decrease) in deposits                                                      $      2,839          (833)
    Net increase (decrease) in advances from borrowers for taxes and insurance                        (17)           54
    Repayment of borrowings from FHLB                                                                   -       (10,500)
    Proceeds from borrowings from FHLB                                                                  -        20,000
    Purchases of common stock for treasury                                                         (1,624)       (2,263)
    Cash dividends paid on common stock                                                              (211)         (252)
                                                                                               -----------   -----------
             Net cash provided by financing activities                                                987         6,206
                                                                                               -----------   -----------
             Net increase in cash and cash equivalents                                              4,971         1,633

Cash and cash equivalents at beginning of year                                                      5,723         4,090
                                                                                               -----------   -----------
Cash and cash equivalents at end of year                                                     $     10,694         5,723
                                                                                               ===========   ===========
Supplemental disclosure of cash flow information:
    Cash paid during the year for income taxes                                               $        396           601
    Cash paid during the year for interest                                                          6,244         6,071

Noncash activities:
    Loans transferred to real estate owned                                                   $          -            18
    Transfer of investment securities held-to-maturity to investment
      securities available-for-sale                                                                 6,322             -
    Transfer of mortgage-backed securities held-to-maturity to mortgage-
      backed securities available-for-sale                                                         23,093             -


See accompanying notes to consolidated financial statements.

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000



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

          A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Amortization and accretion of premiums and discounts are computed using the interest method over the estimated life of the related security and are recorded as an adjustment of interest income. Gains and losses on sales are calculated using the specific identification method.

     (d) Loans

          Loans receivable that management has the intent and ability to hold until maturity or repayment are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

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

                                       F-7                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


     (e) Mortgage Banking Activities

     At December 31, 2001 and 2000, the Company was servicing loans for others amounting to $428,000 and $283,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received.

     (f) Provisions for Losses on Loans and Interest Receivable

     Provisions for losses on loans receivable are based upon management's estimate of the amount required to maintain an adequate allowance for losses, relative to the risks in the loan portfolio. This estimate is based on reviews of the loan portfolio, including assessment of the estimated fair value of the related underlying collateral, and consideration of historical loss experience, current economic conditions, and such other factors which, in the opinion of management, deserve current recognition. Loans are charged off when the probability of loss is established, taking into consideration such factors as the borrower's financial condition, underlying collateral, and guarantees. Loans are also subject to periodic examination by regulatory agencies. Such agencies may require charge-offs or additions to the allowance based upon their judgments about information available at the time of their examination.

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

                           December 31, 2001 and 2000


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

     (h)  Stock in FHLB of Topeka

          The Company is a member of the FHLB system. As a member, the Company is required to purchase and hold stock in the FHLB of Topeka in an amount equal to the greater of 1% of unpaid residential loans or 5% of outstanding FHLB advances. FHLB stock is carried at cost.

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

                                       F-9                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


     (l)  Adoption of New Pronouncement

          The Company adopted SFAS No. 133, Accounting for Derivative Financial Instruments and Hedging Activities as of January 1, 2001. This adoption resulted in the reclassification of $23.1 million in mortgage-backed securities and $6.3 million in investment securities from the Company's held-to-maturity to its available-for-sale portfolio. Such reclassification increased accumulated comprehensive loss by $310,720 net of income taxes of $160,068. The adoption of SFAS No. 133 did not have any other impact on the Company's financial statements as the Company did not hold any derivative financial instruments during the periods covered by the accompanying financial statements.

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

          The following schedule summarizes the number of average shares and equivalents used in the computation of earnings per share:

                                                         2001             2000
                                                      ---------        ---------

Basic shares outstanding                                966,286        1,152,383
Dilutive effect of stock options                         31,166                -
                                                      ---------        ---------
Diluted shares outstanding                              997,452        1,152,383
                                                      =========        =========

                                       F-10                          (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


     (n)  Comprehensive Income

          The Company's only component of the comprehensive income is the unrealized holding gains and losses on available-for-sale securities. Other comprehensive income (loss) for the years ended December 31 is as follows (in thousands):

                                                          2001       2000
                                                          ----       ----
Change in unrealized holdling gains (losses), net of
   income tax                                           $  733       (104)
Cumulative effect of change in accounting principle,
   net of tax (see notes 3 and 4)                         (311)         -
Reclassification adjustment for loss included in
   net earnings, net of tax                                 76          -
                                                        ------      -----
        Change in unrealized gain (losses) on
           available-for-sale securities arising
           during the period, net of tax                $  498       (104)
                                                        ======      =====

(2)      Cash and Cash Equivalents

          A summary of cash and cash equivalents follows (in thousands):

                                                            2001          2000
                                                           -------       -------

Cash on hand                                               $   882           838
Deposits at other financial institutions                     3,812         2,785
Overnight FHLB deposits                                      6,000         2,100
                                                           -------       -------

                                                           $10,694         5,723
                                                           =======       =======

                                       F-11                          (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


(3)    Investment Securities

       The following is a summary of investment securities and information relating to amortized cost, approximate fair values, and unrealized gains (losses) at December 31, 2001 and 2000 is as follows (in thousands):

                                                                            2001
                                                      ---------------------------------------------
                                                      Amortized   Unrealized   Unrealized    Fair
                                                        cost         gains       losses      value
                                                        ----         -----       ------      -----
Available for sale:
U.S. government and agency obligations
    maturing after one year but within five years       $1,974           -            -      1,974
U.S. government and agency obligations
    maturing after five years but within ten years       1,095           5           (1)     1,099
U.S. government and agency obligations
    maturing after ten years                             4,575           9          (11)     4,573
State and municipal obligations maturing
    after five but within ten years                        200           -           (1)       199
State and municipal obligations maturing
    after ten years                                      1,117           -          (45)     1,072
Other debt securities maturing after
    one year but within five years                       1,863          37            -      1,900
Other debt securities maturing after
    five years but within ten years                        519           -          (25)       494
Other debt securities maturing after
    ten years                                              828           -            -        828
                                                        ------      ------       ------     ------
                                                       $12,171          51          (83)    12,139
                                                        ======      ======       ======     ======

                                                                            2000
                                                      ---------------------------------------------
                                                      Amortized   Unrealized   Unrealized    Fair
                                                        cost         gains       losses      value
                                                        ----         -----       ------      -----
Held-to-maturity:
U.S. government and agency obligations
    maturing after one year but within five years       $1,000           -           (1)       999
U.S. government and agency obligations
    maturing after five years but within ten years       2,000           -          (43)     1,957
U.S. government and agency obligations
    maturing after ten years                             1,333           -          (45)     1,288
State and municipal obligations maturing
    after ten years                                      1,116           -          (39)     1,077
Other debt securities maturing after
    ten years                                              873           -            -        873
                                                        ------      ------       ------     ------
                                                        $6,322           -         (128)     6,194
                                                        ======      ======       ======     ======



Effective January 1, 2001, the Company transferred the investment securities held-to-maturity portfolio amounting to $6,322,000 to the investment securities available-for-sale portfolio. This transfer was in conjunction with the Company's adoption of SFAS No. 133.

                                       F-12                          (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


(4)    Mortgage-Backed Securities

          A summary of mortgage-backed securities and information relating to amortized cost, fair values, and unrealized gains (losses) at December 31, 2001 and 2000 is as follows (in thousands):

                                                                             2001
                                                     -------------------------------------------------------
                                                     Amortized    Unrealized      Unrealized        Fair
                                                       cost         gains           losses          value
                                                     ---------  ----------        ----------      ----------
Available-for-sale:
  Government agency mortgage-backed securities:
    Federal Home Loan Mortgage Corporation (FHLMC)    $ 5,398             39             (22)          5,415
    Federal National Mortgage Association (FNMA)       16,767            136             (38)         16,865
    Government National Mortgage Association (GNMA)     1,792             61               -           1,853
  Collateralized mortgage obligations                  17,680            183            (177)         17,686
                                                      -------        -------         -------         -------

                                                      $41,637            419            (237)         41,819
                                                      =======        =======         =======         =======
Held-to-maturity:
  Government agency mortgage-backed securities:
    FNMA                                              $ 7,959              -            (117)          7,842
    GNMA                                               13,329              -             (19)         13,310
                                                      -------        -------         -------         -------

                                                      $21,288              -            (136)         21,152
                                                      =======        =======         =======         =======

                                        F-13                         (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


                                                                        2000
                                                     ---------------------------------------
                                                     Amortized Unrealized  Unrealized  Fair
                                                       cost      gains       losses    value
                                                     --------- ----------  ---------- ------
 Available-for-sale:
   Government agency mortgage-backed securities:
     FHLMC                                           $ 1,290         -        (34)     1,256
     FNMA                                              1,732        10         (6)     1,736
     GNMA                                              2,790        25          -      2,815
   Collateralized mortgage obligations                12,844         -       (600)    12,244
                                                     -------   -------    -------    -------

                                                     $18,656        35       (640)    18,051
                                                     =======   =======    =======    =======

 Held-to-maturity:
   Government agency mortgage-backed securities:
     FHLMC                                           $    35         1          -         36
     GNMA                                             14,194        16       (274)    13,936
     GNMA                                             17,784        12       (267)    17,529
   Collateralized mortgage obligations                17,738        12       (354)    17,396
                                                     -------   -------    -------    -------

                                                     $49,751        41       (895)    48,897
                                                     =======   =======    =======    =======

       The Company's portfolio of government agency mortgage-backed securities and federal agency-backed collateralized mortgage obligations consists primarily of first and second tranche securities with expected maturities of three to five years. At December 31, 2001, the government agency mortgage-backed securities had a carrying value of $45,421,000 and consisted of approximately $31,911,000 of fixed rate securities and $13,510,000 of variable rate securities. The collateralized mortgage obligations had a carrying value of $17,686,000 and consisted of approximately $12,110,000 of fixed rate securities and $5,576,000 of variable rate securities. Collateralized mortgage obligations of the Company are generally government agency guaranteed.

       Proceeds from the sale of available-for-sale securities in 2001 were $13,434,000. Gross gains of $21,247 and gross losses of $140,477 were realized on those sales in 2001. There were no sales of available-for-sale securities in 2000.

       At December 31, 2001 and 2000, mortgage-backed securities with a carrying value of approximately $1,825,000 and $1,125,000, respectively, were pledged to secure public funds on deposit.

       Effective January 1, 2001, the Company transferred mortgage-backed securities amounting to $23,093,000 to the mortgage-backed securities available-for-sale portfolio. This transfer was in conjunction with the Company's adoption of SFAS No. 133.

                                      F-14                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


(5)    Loans Receivable

       Loans receivable consist of the following at December 31, 2001 and 2000 (in thousands):

                                                      2001      2000
                                                    --------  --------
Mortgage loans:
  One-to-four family                                $55,683    59,144
  Commercial                                            543       848
  Land                                                  560       775
  Construction                                          664       275
                                                    -------   -------

    Total mortgage loans                             57,450    61,042

Consumer loans                                        2,642     2,711
Commercial loans                                        310       674
                                                    -------   -------

    Total                                            60,402    64,427

Less:
  Unearned premiums, discounts, and deferred fees        48       (44)
  Allowance for loan losses                             268       256
  Undisbursed portion of loans in process               387       214
                                                    -------   -------

Total, net                                          $59,699    64,001
                                                    =======   =======

       The Company evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance. The Company's primary lending area is in the State of Kansas.

       The weighted average annual interest rates on mortgage loans approximated 7.24% and 7.48% at December 31, 2001 and 2000, respectively. Adjustable rate loans have interest rate adjustment limitations and are generally indexed to the national average cost of funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

       At December 31, 2001, the Company had outstanding commitments to originate mortgage loans of $342,000 and outstanding commitments to purchase loans of $1,719,000. At December 31, 2000, the Company had outstanding commitments to originate mortgage loans of $11,000, and no outstanding commitments to purchase loans.

                                      F-15                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


       Loans made to directors and executive officers of the Company approximated $698,000 and $752,000 at December 31, 2001 and 2000, respectively. Such loans were made in the ordinary course of business. Changes in such loans for 2001 are as follows (in thousands):

                 Balance at January 1, 2001     $ 752
                 Additions                         84
                 Amounts collected               (138)
                                                -----

                 Balance at December 31, 2001   $ 698
                                                =====

     A summary of the activity in the allowance for loan losses follows (in thousands):

                                                2001     2000
                                               -----    -----

                Balance at beginning of year   $ 256      241
                Provision                         21       36
                Charge-offs                       (9)     (27)
                Recoveries                         -        6
                                               -----    -----

                Balance at end of year         $ 268      256
                                               =====    =====

       Loans delinquent ninety days or more at December 31, 2001 and 2000 aggregated $4,000 and $21,000, respectively. Impaired loans, exclusive of delinquent loans, were insignificant at December 31, 2001 and 2000.

(6)    Premises and Equipment

       Premises and equipment consist of the following (in thousands):

                                                  2001     2000
                                                ------   ------

                Land                            $  213      213
                Buildings and improvements       2,185    2,094
                Construction in progress             -       24
                Furniture and equipment          1,712    1,413
                                                ------   ------

                Total                            4,110    3,744

                Less accumulated depreciation    1,822    1,614
                                                ------   ------

                Total                           $2,288    2,130
                                                ======   ======

(7)    Real Estate Held for Development

       The Company's subsidiary acquired a parcel of land in 1996 in Paola, Kansas for the purpose of development and sale. There were no sales or transfers associated with the parcel of land during 2001 or 2000.

                                      F-16                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


(8)    Premium on Deposits Assumed

       In accordance with the FSLIC Transfer Agreement dated November 19, 1982, the Company assumed certain deposits of the former North Kansas Savings Company, paying a premium on deposits assumed of $1,212,000. The Company is amortizing the premium over twenty years on the straight-line method. Accumulated amortization on such premium was $1,156,000 and $1,095,000, respectively, at December 31, 2001 and 2000. The unamortized balance of $56,000 at December 31, 2001 will be fully amortized in 2002.

(9)    Deposits

       Deposits are summarized as follows (in thousands):

                                                 2001      2000
                                                -------   -------

          Noninterest bearing demand            $ 3,725     3,392
          Savings and interest-bearing demand    29,394    27,732
          Time                                   51,204    50,360
                                                -------   -------

                                                $84,323    81,484
                                                =======   =======

       The weighted average interest rates on deposits approximated 4.01% and 4.94% at December 31, 2001 and 2000, respectively.

       Scheduled maturities of time deposits at December 31, 2001 are as follows (in thousands):

                          2002        $    36,976
                          2003              8,508
                          2004              3,802
                          2005                802
                          2006                667
                       Thereafter             449
                                         --------

                          Total          $ 51,204
                                         ========

          A summary of interest expense is as follows (in thousands):

                                                 2001     2000
                                               ------   ------

            Savings and time accounts          $3,006    2,936
            Interest-bearing demand accounts      478      559
                                               ------   ------

                                               $3,484    3,495
                                               ======   ======

       Certificates of deposit in amounts greater than or equal to $100,000 amounted to $4,463,000 and $2,683,000 at December 31, 2001 and 2000,
       respectively.

                                      F-17                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


(10)   Borrowings From FHLB of Topeka

       Borrowings outstanding from the FHLB of Topeka at December 31, 2001 and 2000 are as follows (in thousands):

                                                          2001           2000
                                                       ----------      ---------

 4.92% interest and maturity date in January 2009,       $ 10,000         10,000
   callable January 2004
 4.88% interest and maturity date in January 2009,         10,000         10,000
   callable January 2004
 5.30% interest and maturity date in May 2009,             10,000         10,000
   callable April, 2004
 5.76% interest and maturity date in 2010,                 10,000         10,000
   callable September, 2001
 5.92% interest and maturity date in 2010,                  5,000          5,000
   callable September, 2002
 6.10% interest and maturity date in 2010,                  5,000          5,000
    callable September, 2003
                                                         --------        -------

                                                         $ 50,000         50,000
                                                         ========         ======


       FHLB borrowings are secured by all unpledged single and multifamily first mortgage loans, mortgage-backed securities, United States government and agency obligations, interest-bearing deposits in other financial institutions, stock in FHLB, and FHLB overnight deposits. Weighted average interest rates at December 31, 2001 and 2000 were 5.37% on such borrowings. At December 31, 2001, the Company could borrow up to $59.8 million from the FHLB of Topeka.

       Principal maturities, based on original maturity, of borrowings from FHLB of Topeka at December 31, 2001 are as follow (in thousands):

                            Year            Amount
                          ----------      --------

                            2009          $ 30,000
                            2010            20,000
                                          --------

                                          $ 50,000
                                          ========


                                      F-18                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


(11)   Income Taxes

          The components of income tax expense from operations are as follows for the years ended December 31 (in thousands):

                           2001                       2000
                -------------------------    ------------------------
                  Federal  State    Total    Federal  State    Total
                ---------  -----    -----    -------  -----   -------

       Current    $ 332       47      379      599       75      674

       Deferred     (49)      (4)     (53)     (56)      (4)     (60)
                  -----    -----    -----    -----    -----    -----

                  $ 283       43      326      543       71      614
                  =====    =====    =====    =====    =====    =====

       The reasons for the differences between the effective tax rates and the expected federal income tax rate of 34% are as follows:


                                                Percentage
                                                of earnings
                                                  before
                                                income tax
                                                 expense
                                               -------------

                                               2001     2002
                                               ----     ----

       Expected federal income tax rate         34.0%   34.0%
       State taxes, net of feeral tax benefit    3.0     3.0
       Other, net                               (3.2)   (1.2)
                                               -----   -----
                Effective income tax rate       33.8%   35.8
                                               =====   =====

                                      F-19                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


       Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows (in thousands):

                                                   2001     2000
                                                   -----    -----

Unrealized loss on available-for-sale securities   $   -      206
Employee benefits                                     83       69
Other, net                                             6        4
Allowance for loan losses                             35        3
                                                   -----    -----
Deferred tax asset                                   124      282
                                                   -----    -----

Unrealized gain on available-for-sale securities     (51)       -
Premises and equipment                              (118)    (119)
FHLB dividends                                      (162)    (162)
State taxes                                          (13)     (17)
                                                   -----    -----

Deferred tax liability                              (344)    (298)
                                                   -----    -----

Net deferred tax liability, included in other
liabilities                                        $(220)     (16)
                                                   =====    =====


       There was no valuation allowance required for deferred tax assets at December 31, 2001 or 2000. Management believes that it is more likely than not the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

       Prior to 1996, the Company was allowed to deduct the greater of an experience method bad debt deduction based on actual charge-offs or a statutory bad debt deduction based on a percentage (8%) of taxable income before such deduction. For income tax purposes, the Company used the experience methods in 1997 and 1998. Under the Small Business Job
       Projection Act (the Act) of 1996, the allowable deduction under the percentage of taxable income method was terminated for tax years beginning after 1995, and will not be available to the Company for future years. The Act also provides that federal income tax bad debt reserves accumulated since 1988 (the base year reserve) must be recaptured and included in taxable income over a six-year inclusion period beginning 1998. Included in the deferred income tax liability at December 31, 2001 and 2000 are $56,000 and $84,000, respectively, for this recapture.

       Retained earnings at December 31, 2001 and 2000 include approximately $718,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

                                      F-20                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


(12)   Benefit Plans

     (a)  Pension and Retirement

          The Company participates in a multiemployer, noncontributory defined benefit pension plan which covers all employees who have met eligibility requirements. The multiemployer plan does not provide information at the single employer level and the Company does not make disclosures similar to those of single employer plans. Qualified part-time and full-time employees over age twenty-one are eligible for participation after one year of service. Pension costs associated with the plan amounted to $2,820 and $1,500 for the years ended December 31, 2001 and 2000.

          The Company has a defined contribution plan that covers substantially all employees. Employees may contribute up to 15% of their salary, subject to limitations under the Internal Revenue Code, and the Company matches 50% of the employee's contribution up to 6% of compensation. The Company's expense under the plan for the years ended December 31, 2001 and 2000 was $26,000 and $25,000, respectively.

          In December 1997, the Company implemented a supplemental executive retirement plan (SERP) for the benefit of the Company's president that will provide enhanced benefits at retirement. Accruals under the SERP commenced during 1998, resulting in expenses of $42,000 for the years ended December 31, 2001 and 2000.

     (b)  Employee Stock Ownership Plan

          During 1998, the Company  established an employee stock ownership plan
          (ESOP). Through a loan from the Company, the ESOP acquired 124,315 shares of the Company's common stock. Employees age twenty-one or older who have completed one year of service with the Company are eligible to participate in the ESOP. Participants become 100% vested after five years. Contributions made by the Company to the ESOP will be used to repay the loan, and shares are allocated to participants by a formula based on total compensation. The cost of unallocated shares is presented as unearned compensation in the accompanying consolidated balance sheets. The Company recognizes additional compensation expense equal to the fair value of shares allocated. In connection with a principal reduction on the ESOP loan, 12,432 shares were released and the Company recognized $178,000 of compensation expense during 2001, and 12,432 shares were released and the Company recognized $149,000 of compensation expense during 2000. The fair value of the remaining
          80,803 unallocated shares at December 31, 2001 aggregated approximately $1,155,000.


                                      F-21                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


     (c)  Stock Option Plan and Restricted Stock Plan (RSP)

          In February 1999, the Company instituted an RSP and a stock option plan. Pursuant to the RSP, the Company purchased 62,158 shares of common stock during March 1999. The cost of such shares, aggregating $660,429, has been recorded as unearned compensation in the accompanying consolidated balance sheet. During March 1999, the Company awarded 52,826 shares of common stock to key officers and directors. The fair value of the shares ($561,276) will be amortized to expense over their five-year vesting period. The Company recognized approximately $112,000 of compensation expense related to the amortization of the shares awarded for the years ended December 31, 2001 and 2000, respectively.

          Pursuant to the stock option plan, the Company granted options to acquire 132,079 shares of common stock to certain key officers and directors in February 1999. The options enable the participants to purchase stock at an exercise price equal to the fair market value of the stock at the date of grant ($10.75 per share). The options vest over five years and expire in 2008. During 2001 and 2000, there were no options which were exercised or forfeited.

          The Company applies Accounting Principles Board (APB) No 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements. SFAS No. 123 requires pro forma disclosures for companies that do not adopt its fair value method of accounting for stock-based employer compensation. Accordingly, the following pro forma information presents net earnings and earnings per share information for 2001 and 2000 as if the fair value method required by SFAS No. 123 has been used to measure compensation cost for stock options granted:

                                                      2001           2000
                                                   --------       ---------

Net earnings - as reported                         $637,000       1,102,000

Net earnings - pro forma                           $594,000       1,059,000

Basic earnings per share - as reported             $    .66             .96

Basic earnings per share - pro forma               $    .61             .92

          The fair value of options granted in 1999 of $326,000 was estimated using the following weighted average information: risk-free interest rate of 6.5%, expected life of five years, expected volatility of stock price of 16.6%, and expected dividends of 2.0% per year.

          At December 31, 2001, the exercise price and weighted average remaining contractual life of the outstanding options was $10.75 and
          7.1 years, respectively.

          At December 31, 2001, the number of options exercisable was 52,830 and the weighted average exercise price of those options was $10.75.

                                      F-22                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000

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

     The Bank met all regulatory capital requirements at December 31, 2001 and 2000. The Bank's actual and required capital amounts and ratios as of December 31, 2001 and 2000 were as follows (dollars in thousands):

                                                      2001
 ------------------------------------------------------------------------------------------------------------------
                                                                                                 To be well-
                                                                                                 capitalized
                                                                                                 under prompt
                                                                        For capital               corrective
                                                                         adequacy                 actions
                                                 Actual                  purposes                 provisions
                                       ------------------------   ----------------------    ----------------------
                                         Amount        Ratio         Amount      Ratio         Amount      Ratio
                                       -----------   ----------   ------------  --------    ------------  --------

 Tangible capital (to tangible        $   16,046       10.54   %   $ 2,285       1.50   %   $     -          -%
 assets)
 Tier 1 leverage (core) capital (to       16,046       10.54         6,092       4.00         7,615       5.00
 adjusted tangible assets)
 Risk-based capital (to                   16,310       31.97         4,082       8.00         5,102      10.00
 risk-weighted assets)
 Tier 1 risk-based capital (to            16,046       31.45             -          -         3,061       6.00
 risk-weighted assets)

                                                      2000
 ------------------------------------------------------------------------------------------------------------------
                                                                                                 To be well-
                                                                                                 capitalized
                                                                                                 under prompt
                                                                        For capital               corrective
                                                                         adequacy                 actions
                                                 Actual                  purposes                 provisions
                                       ------------------------   ----------------------    ----------------------
                                         Amount        Ratio         Amount      Ratio         Amount      Ratio
                                       -----------   ----------   ------------  --------    ------------  --------
 Tangible capital (to tangible        $   15,045       10.02%      $ 2,252       1.50%      $     -          -%
 assets)
 Tier 1 leverage (core) capital (to       15,045       10.02         6,005       4.00         7,506       5.00
 adjusted tangible assets)
 Risk-based capital (to                   15,296       31.04         3,943       8.00         4,929      10.00
 risk-weighted assets)
 Tier 1 risk-based capital (to            15,045       30.53             -          -         2,957       6.00
 risk-weighted assets)

                                      F-23                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


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

(15) Fair Value of Financial Instruments

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, and SFAS No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments, require that the Company disclose estimated fair values for its financial instruments, both assets and liabilities recognized and not recognized in the consolidated financial statements. Fair value estimates have been made as of December 31, 2001 and 2000 based on current economic conditions, risk characteristics of the various financial instruments, and other subjective factors at such date.

                                      F-24                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

     (a)  Cash and Cash Equivalents

          The carrying amounts approximate fair value because of the short maturity of these instruments.

     (b)  Investment and Mortgage-Backed Securities

          The fair values of investment securities are estimated based on published bid prices or bid quotations received from securities dealers.

     (c)  Loans Receivable

          The fair values of loans receivable are estimated using the option-based approach. Cash flows consist of scheduled principal, interest, and prepaid principal. Loans with similar characteristics were aggregated for purposes of these calculations.

     (d)  Stock of FHLB

          The carrying amount of such stock is estimated to approximate fair value.

     (e)  Accrued Interest

          The carrying amount of accrued interest is assumed to be its carrying value because of the short-term nature of these items.

     (f)  Deposits

          The fair values of deposits with no stated maturity are deemed to be equivalent to amounts payable on demand. The fair values of certificates of deposit are estimated based on the static discounted cash flow approach using rates currently offered for deposits of similar remaining maturities.

     (g)  Borrowings From FHLB of Topeka

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

                           December 31, 2001 and 2000


          The approximate carrying value and estimated fair value of the Company's financial instruments are as follows (in thousands):

                                         December 31, 2001
                                        -------------------
                                         Carrying    Fair
                                          value      value
                                        ---------    ------

Financial assets:
Cash and cash equivalents                 $10,694    10,694
Investment securities (see note 3)         12,139    12,139
Mortgage-backed securities (see note 4)    63,107    62,971
Loans receivable                           59,699    60,708
Stock in FHLB                               2,650     2,650
Accrued interest receivable                   751       751

Financial liabilities:
Deposits                                   84,323    85,362
FHLB borrowings                            50,000    53,118
Accrued interest payable                      280       280

                                          December 31, 2000
                                          -----------------
                                          Carrying   Fair
                                          value      value
                                          --------  -------

Financial assets:
Cash and cash equivalents                 $ 5,723     5,723
Investment securities (see note 3)          6,322     6,194
Mortgage-backed securities (see note 4)    67,802    66,948
Loans receivable                           64,001    63,701
Stock in FHLB                               2,650     2,650
Accrued interest receivable                   772       772

Financial liabilities:
Deposits                                   81,484    81,503
FHLB borrowings                            50,000    49,695
Accrued interest payable                      315       315


                                      F-26                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


     (h)  Limitations

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

(16)   Parent Company Condensed Financial Statements

                            Condensed Balance Sheets
                           December 31, 2001 and 2000
                                 (In thousands)

                   Assets                                  2001      2000
                                                         -------   -------

        Cash and cash equivalents                        $    44       120
        Loan to ESOP                                         808       932
        Investment in and loan to subsidiary              16,558    16,519
        Other assets                                          48        51
                                                         -------   -------

            Total assets                                 $17,458    17,622
                                                         =======   =======

              Liabilities and Stockholders' Equity

        Accrued interest payable and other liabilities   $   251         5
        Stockholders' equity                              17,207    17,617
                                                         -------   -------

            Total liabilities and stockholders' equity   $17,458    17,622
                                                         =======   =======



                         Condensed Statements of Income
                     Years ended December 31, 2001 and 2000
                                 (In thousands)

                                                       2001    2000
                                                      -----   -----

            Income:
              Equity in earnings of subsidiary        $ 650   1,053
              Interest on loans                          71     172
              Interest on investments                     2       2
                                                      -----   -----

                  Total income                          723   1,227

              Expense, including income tax expense      86     125
                                                      -----   -----

                  Net income                          $ 637   1,102
                                                      =====   =====


                                      F-27                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2001 and 2000


                       Condensed Statements of Cash Flows
                     Years ended December 31, 2001 and 2000
                                 (In thousands)

                                                                           2001       2000
                                                                         -------    -------
   Operating activities:
     Net income                                                        $   637      1,102
     Less equity in earnings of subsidiary                                (650)    (1,053)
     Adjustments to reconcile net income to net cash provided by operating activities:
         Release of unallocated ESOP shares and amortization of RSP        290        261
         Change in other payables                                          246         (1)
         Change in other assets                                              3        (33)
                                                                       -------    -------

            Net cash provided by operating activities                      526        276
                                                                       -------    -------
   Investing activities:
     Decrease in investment in and loan to subsidiary, net               1,109      2,139
     Decrease in loan to ESOP                                              124        125
                                                                       -------    -------

            Net cash provided by investing activities                    1,233      2,264
                                                                       -------    -------

   Financing activities:
     Purchases of common stock for the treasury                         (1,624)    (2,263)
     Cash dividends paid on common stock                                  (211)      (252)
                                                                       -------    -------

            Net cash used by financing activities                       (1,835)    (2,515)
                                                                       -------    -------

            Increase (decrease) in cash and cash equivalents               (76)        25

   Cash and cash equivalents at beginning of year                          120         95
                                                                       -------    -------

   Cash and cash equivalents at end of year                            $    44        120
                                                                       =======    =======


     The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for the liquidation account established in connection with the conversion or the regulatory requirements imposed by the OTS.

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

         The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call the Company's Corporate Secretary at the Company's main office. The Annual Meeting of Stockholders will be held on April 16, 2002 at 1:00 p.m. at the Company's office.