Form 10KSB, Exhibit 13
period 2002-12-31
FIRST KANSAS FINANCIAL CORP
filed 2003-03-13
CIK 1056811

FIRST KANSAS FINANCIAL CORPORATION


                       2002 ANNUAL REPORT TO STOCKHOLDERS

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

                  First Kansas Financial Corporation





To Our Stockholders:

         On behalf of our Board of Directors and employees, I am pleased to enclose for your review the 2002 Annual Report to Stockholders of First Kansas Financial Corporation.

         At December 31, 2002, our assets totaled $150.1 million, as compared to $152.7 million at December 31, 2001. Stockholders' equity was $18.47 per share at December 31, 2002, as compared to stockholders' equity of $16.77 per share at December 31, 2001.

         For the fiscal year ended December 31, 2002, we earned $685,000 or $0.78 per diluted share, as compared to net income of $637,000, or $0.64 per share, for the fiscal year ended December 31, 2001.

         As always, we remain dedicated to enhancing stockholder value. To this end, during 2002 we repurchased 114,358 shares of our stock at an average price of $13.99 per share, which was accretive to book value and earnings per share. We thank you for your investment in, and continued support of, First Kansas Financial Corporation.

                                         Sincerely,


                                         /s/Larry V. Bailey
                                         ---------------------------------------
                                         Larry V. Bailey
                                         President and Chief Executive Officer

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

                                           High           Low         Dividends
                                           ----           ---         ---------
2002
First Quarter........................     $14.30         $13.50       $.05/share
Second Quarter.......................     $14.36         $12.81       $.05/share
Third Quarter........................     $14.00         $12.90       $.05/share
Fourth Quarter.......................     $14.70         $13.21       $.05/share

2001
First Quarter........................     $15.00         $12.06       $.05/share
Second Quarter.......................     $14.88         $13.65       $.05/share
Third Quarter........................     $14.56         $13.25       $.05/share
Fourth Quarter.......................     $14.50         $14.00       $.05/share

         The number of shareholders of record of common stock as of March 10, 2003 was approximately 281. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 10, 2003, there were 908,245 shares of the Company's common stock outstanding.

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

Selected Financial Ratios and Other Data


                                                      At or For the Years Ended
                                                              December 31,
                                                     ---------------------------
                                                        2002             2001
                                                       ------           ------
Return on average assets.........................       0.45%            0.42 %
Return on average equity.........................       4.15             3.71
Dividend payout ratio............................      25.64            31.25
Average equity to average assets ratios..........      10.84            11.36
Equity to assets at period end...................      11.22            11.27
Net interest rate spread.........................       1.79             1.82
Yield on average interest-earning assets.........       5.65             6.51
Non-performing loans to total assets.............       0.05             0.01
Allowance for loan loss to total loans...........       0.45             0.45

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

         The Bank's results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest the Bank earns on its interest-earning assets and the rates the Bank pays on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's results of operations are also affected by noninterest income, including, primarily, income from customer deposit account service charges, gains and losses from the sale of investments and mortgage- backed securities and noninterest expense, including, primarily, compensation and employee benefits, federal deposit insurance premiums, office occupancy cost, and data processing cost. The Bank's results of operations are also affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond the Bank's control.

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

         Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at December 31, 2002, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS. The -200 bp and -300 bp scenarios are not shown due to the current low interest rate environment.


                                                                NPV as %
                            Net Portfolio Value             of PV of Assets
Changes               -------------------------------   ----------------------
in Market
Interest Rates        $ Amount   $ Change    % Change   NPV Ratio(1)  Change
--------------        --------   --------    --------   ------------  ------
    (basis points)   (Dollars in Thousands)
       + 300           $ 9,613    $-3,252      -25%       6.61%       -170 bp
       + 200           $11,822    $-1,043       -8%       7.91%        -40 bp
       + 100           $13,162    $   296       +2%       8.62%        +31 bp
           0           $12,865                            8.31%
       - 100           $11,393    $-1,472      -11%       7.29%       -102 bp

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

Financial Condition

         Total assets decreased $2.6 million, or 1.7%, to $150.1 million at December 31, 2002 from $152.7 million at December 31, 2001. The decrease was primarily comprised of a decrease of $2.2 million, or 3.5%, in mortgage-backed securities and a $1.8 million, or 3.0%, decrease in loans receivable, net, partially offset by an increase of $2.0 million, or 16.8%, in investment securities. The decrease in mortgage-backed securities and loans arose primarily from the sale of mortgage-backed securities and increased repayments of mortgage-backed securities and loans in relation to purchases of mortgage-backed securities and loans and origination of loans. Cash flows from such decreases were invested in investment securities and bank-owned life insurance.

         Total liabilities decreased $2.2 million, or 1.6%, to $133.3 million at December 31, 2002 from $135.5 million at December 31, 2001. The decrease was primarily attributable to a $2.4 million, or 2.8%, decrease in deposits.

         Total stockholders' equity decreased $368,000, or 2.1%, to $16.8 million at December 31, 2002 from $17.2 million at December 31, 2001. The decrease was primarily attributable to a $1.6 million increase in treasury stock, at cost, attributable to our stock repurchases during the year, partially offset by a $502,000 increase in retained earnings, reflecting net income of $685,000 for 2002 and $183,000 in cash dividends paid on common stock during 2002.

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

                                                                                 Year Ended December 31,
                                                       ---------------------------------------------------------------------------
                                                                         2002                                 2001
                                                       -------------------------------------   -----------------------------------
                                                            Average                              Average
                                                          Outstanding  Interest                Outstanding  Interest
                                                            Balance   arned/Paid  Yield/Rate     Balance   Earned/Paid  Yield/Rate
                                                            -------   ----------  ----------     -------   -----------  ----------
                                                                                    (Dollars in thousands)
Interest-earning assets:
  Loans receivable(1)................................      $ 59,157     $4,212        7.12%    $ 60,983     $4,615           7.57%
  Investment securities..............................        13,414        637        4.75%       9,061        522           5.76%
  Mortgage-backed securities.........................        62,550      3,168        5.06%      63,206      3,798           6.01%
  Interest-bearing deposits..........................         7,888         92        1.17%       9,478        343           3.62%
  FHLB stock.........................................         2,650        121        4.57%       2,650        179           6.75%
                                                           --------     ------                 --------     ------
     Total interest-earning assets(1)................       145,659      8,230        5.65%     145,378      9,457           6.51%
                                                                        ------        ----                  ------           ----
Noninterest-earning assets...........................         6,509                               5,495
                                                           --------                            --------
     Total assets....................................      $152,168                            $150,873
                                                           ========                            ========
Interest-bearing liabilities:
  NOW and investment deposits........................      $ 26,374        301        1.14%    $ 23,627        478           2.02%
  Savings and certificate accounts...................        57,970      2,163        3.73%      58,926      3,006           5.10%
  FHLB borrowings....................................        50,000      2,724        5.45%      50,000      2,724           5.45%
                                                           --------     ------                 --------     ------
     Total interest-bearing liabilities..............       134,344      5,188        3.86%     132,553      6,208           4.68%
                                                                        ------        ----                  ------           ----
Noninterest-bearing liabilities:.....................         1,332                               1,182
                                                           --------                            --------
  Total liabilities..................................       135,676                             133,735
                                                           --------                            --------
Stockholders' Equity.................................        16,492                              17,138
                                                           --------                            --------
     Total liabilities and stockholders' equity......      $152,168                            $150,873
                                                           ========                            ========
Net interest income..................................                   $3,042                              $3,249
                                                                        ======                              ======
Net interest rate spread(2)..........................                                 1.79%                                  1.82%
                                                                                    ======                                 ======
Net earning assets...................................      $ 11,315                           $  12,825
                                                           ========                           =========
Net yield on interest-earning assets(3)..............                                 2.09%                                  2.23%
                                                                                    ======                                 ======
Average interest-earning assets to average
  interest-bearing liabilities.......................                               108.42%                                109.68%
                                                                                    ======                                 ======

----------------------
(1) Includes non-accrual loans and loans held-for-sale. Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for loan losses.
(2) Net interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

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

                                                     Year Ended December 31,
                                          -----------------------------------------
                                                         2002 vs. 2001
                                          -----------------------------------------
                                                      Increase/(Decrease)
                                                           Due to
                                          -----------------------------------------
                                                                  Rate/
                                           Volume       Rate     Volume      Total
                                           ------       ----     ------      -----
                                                       (In thousands)
Interest-earning assets:
  Loans receivable(1) .................   $  (138)   $  (273)   $     8    $  (403)
  Investment securities ...............       251        (92)       (44)       115
  Mortgage-backed securities ..........       (39)      (597)         6       (630)
  Interest-bearing deposits ...........       (58)      (232)        39       (251)
  FHLB stock ..........................        --        (58)        --        (58)
                                          -------    -------    -------    -------
     Total interest-earning assets ....        16     (1,252)         9     (1,227)
                                          -------    -------    -------    -------

Interest-bearing liabilities:
  NOW and money market deposits .......        56       (208)       (24)      (177)
  Savings and certificate accounts ....       (49)      (807)        13       (843)
  FHLB borrowings .....................        --         --         --         --
                                          -------    -------    -------    -------
     Total interest-bearing liabilities         7     (1,016)       (11)    (1,020)
                                          -------    -------    =======    -------

Increase in net interest income .......   $     9    $  (236)   $    20    $  (207)
                                          =======    =======    =======    =======

Results of Operations for the Years Ended December 31, 2002 and 2001

         Net Income. Our net income increased $48,000 for the year ended December 31, 2002 to $685,000 as compared to $637,000 for the year ended
December 31, 2001. This increase was primarily attributable to a $354,000, or 33.3%, increase in noninterest income, offset by a $207,000, or 6.4%, decrease in net interest income and a $163,000, or 4.9%, increase in noninterest expense.

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

         Our net interest income decreased $207,000, or 6.4%, to $3.0 million for the year ended December 31, 2002 compared to $3.2 million in 2001. The decrease in net interest income was due to an 86 basis point decrease in the average interest rate earned for 2002, partially offset by an 82 basis point decrease in the average interest paid in 2002. The 86 basis point decrease in the average rate earned for 2002 was the result of a decrease in yield for each component of interest-earning assets, ranging from a decrease of 245 basis points for interest-bearing deposits to a decrease of 45 basis points for loans receivable.

         Our interest expense decreased primarily as a result of a decrease in cost of both components of interest-bearing liabilities (177 basis points for NOW and investment deposits and 137 basis points for savings and certificates). This decrease was slightly offset by an increase in the average balance of interest-bearing liabilities, primarily NOW and investment accounts.

         As a result of the matters discussed above, our net interest rate spread decreased from 1.82% for the year ended December 31, 2001 to 1.79% for the year ended December 31, 2002.

         Provision for Loan Losses. No provision for loan loss was established in 2002 compared to $21,000 for 2001 due to a lesser amount required to maintain an adequate allowance for loan losses. The allowance for loan losses was $260,000, or 0.45%, of net loans outstanding at December 31, 2002 compared to $268,000, or 0.45%, of net loans outstanding at December 31, 2001.

         Historically, we have emphasized our loss experience over other factors in establishing the provision for loan losses. We review the allowance for loan losses in relation to (i) our past loan loss experience, (ii) known and inherent risks in our portfolio, (iii) adverse situations that may affect the borrower's ability to repay, (iv) the estimated value of any underlying collateral, and (v) current economic conditions. Management believes the allowance for loan losses is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest income. Our noninterest income increased $354,000, or 33.3%, from $1.0 million in 2001 to $1.4 million in 2002. The increase in our noninterest income was due to a $165,000 net change in the gain on sale of mortgage-backed securities, an increase of $119,000 in deposit account services fees and an $81,000 increase in income from bank-owned life insurance policies.

         Noninterest expense. Our noninterest expense increased $163,000, or 4.9%, from $3.3 million in 2001 to $3.5 million in 2002. The increase primarily resulted from a $65,000 increase in compensation and benefits and a $58,000 increase in occupancy and equipment expense reflecting updating cost for computer equipment.

         Income Tax Expense. Our income tax expense decreased $43,000 from $326,000 in 2001 to $283,000 in 2002. Our effective tax rate was 29.2% and 33.9%
for the year ended December 31, 2002 and 2001, respectively, reflecting the increase in nontaxable income generated by our bank-owned life insurance in 2002.

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

         Net cash provided by our operating activities (the cash effects of transactions that enter into our determination of net income e.g. non-cash items, amortization and depreciation, provision for loan losses) for the year ended December 31, 2002 was $1.6 million as compared to $1.5 million for the year ended December 31, 2001.

         Net cash provided by our investing activities (i.e. cash payments and cash receipts, primarily from our investment securities and mortgage-backed securities portfolio and our loan portfolio) for the year ended December 31, 2002 totaled $1.4 million, a decrease of $1.1 million from December 31, 2001. The change was primarily due to a decrease in sale of investment and mortgage-backed securities from $13.4 million in 2001 to $1.9 million in 2002, and an increase in loans purchased from $2.6 million in 2001 to $8.7 million in 2002. The decrease was partially offset by an increase in loan repayments in relation to loan originations, an increase of paydowns and maturities of investments and mortgage-backed securities from $26.9 million in 2001 to $34.0 million in 2002 and a decrease of purchases of investments and mortgage-backed securities from $41.0 million in 2001 to $35.5 million in 2002.

         Net cash used by our financing activities totaled $4.1 million in 2002, a decrease of $5.1 million from 2001. The change was primarily due to a decrease in deposits of $2.4 million in 2002 compared to an increase of deposits of $2.8 million in 2001.

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

                                    KPMG LLP
                                  1000 Walnut
                                   Suite 1600
                             Kansas City, MO 64106


                          Independent Auditors' Report



The Board of Directors
First Kansas Financial Corporation:


We have audited the accompanying consolidated balance sheets of First Kansas Financial Corporation and subsidiary (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Kansas Financial Corporation and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                                /s/KPMG LLP
                                                -----------------
                                                KPMG LLP
Kansas City, Missouri
January 31, 2003

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS
                           Consolidated Balance Sheets
                           December 31, 2002 and 2001
                     (In thousands, except per share data)



                 Assets                                                          2002                    2001
                                                                               --------               -------
Cash and cash equivalents                                                      $  9,558                10,694
Investment securities available-for-sale, at fair value                          14,181                12,139
Mortgage-backed securities available-for-sale, at fair value                     39,357                41,819
Mortgage-backed securities held-to-maturity, at cost (fair value of
     $22,187 and $21,152, respectively)                                          21,548                21,288
Loans receivable, net                                                            57,896                59,699
Stock in Federal Home Loan Bank (FHLB) of Topeka, at cost                         2,650                 2,650
Premises and equipment, net                                                       2,104                 2,288
Real estate held for development                                                    347                   357
Accrued interest receivable:
     Investment and mortgage-backed securities                                      468                   482
     Loans receivable                                                               273                   269
Cash surrender value of bank owned life insurance                                 1,581                   750
Prepaid expenses and other assets                                                   169                   231
                                                                               --------               -------
                 Total assets                                                  $150,132               152,666
                                                                               ========               =======
                 Liabilities and Stockholders' Equity
Liabilities:
     Deposits                                                                  $ 81,954                84,323
     Advances from borrowers for property taxes and insurance                       189                   179
     Borrowings from FHLB of Topeka                                              50,000                50,000
     Accrued interest payable and other liabilities                               1,150                   957
                                                                               --------               -------
                 Total liabilities                                              133,293               135,459
                                                                               --------               -------
Commitments
Stockholders' equity:
     Preferred stock, $0.10 par value. Authorized 2,000,000 shares;
        none issued                                                                  --                    --
     Common stock, $0.10 par value. Authorized 8,000,000 shares;
        issued 1,553,938 shares                                                     155                   155
     Additional paid-in capital                                                  14,964                14,920
     Treasury stock, 642,335 and 527,977 shares, respectively, at cost           (7,983)               (6,382)
     Retained earnings                                                           10,067                 9,565
     Unearned compensation                                                         (913)               (1,150)
     Accumulated other comprehensive income                                         549                    99
                                                                               --------               -------
                 Total stockholders' equity                                      16,839                17,207
                                                                               --------               -------
                 Total liabilities and stockholders' equity                    $150,132               152,666
                                                                               ========               =======

See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS
                       Consolidated Statements of Earnings
                     Years ended December 31, 2002 and 2001
                      (In thousands, except per share data)


                                                                            2002                 2001
                                                                         ---------            ---------
Interest income:
     Loans                                                               $   4,212                4,615
     Investment securities                                                     637                  522
     Mortgage-backed securities                                              3,168                3,798
     Interest-bearing deposits                                                  92                  343
     Dividends on FHLB stock                                                   121                  179
                                                                         ---------            ---------
                 Total interest income                                       8,230                9,457
                                                                         ---------            ---------
Interest expense:
     Deposits                                                                2,464                3,484
     Borrowings                                                              2,724                2,724
                                                                         ---------            ---------
                 Total interest expense                                      5,188                6,208
                                                                         ---------            ---------
                 Net interest income                                         3,042                3,249
Provision for loan losses                                                      --                    21
                                                                         ---------            ---------
                 Net interest income after provision for loan losses         3,042                3,228
                                                                         ---------            ---------
Noninterest income:
     Deposit account service fees                                            1,131                1,011
     Gain (loss) on sale of mortgage-backed and investment
        securities available-for-sale                                           47                 (119)
     Other                                                                     238                  170
                                                                         ---------            ---------
                  Total noninterest income                                   1,416                1,062
                                                                         ---------            ---------
Noninterest expense:
     Compensation and benefits                                               1,851                1,786
     Occupancy and equipment                                                   505                  447
     Federal deposit insurance premiums and assessments                         59                   57
     Data processing                                                           233                  222
     Deposit account processing fees                                           261                  240
     Amortization of premium on deposits assumed                                56                   61
     Supplies expense                                                           97                   98
     Advertising                                                               113                  122
     Other                                                                     315                  294
                                                                         ---------            ---------
                 Total noninterest expense                                   3,490                3,327
                                                                         ---------            ---------
                 Earnings before income tax expense                            968                  963

Income tax expense                                                             283                  326
                                                                         ---------            ---------
                 Net earnings                                            $     685                  637
                                                                         =========            =========
Net earnings per share - basic                                           $    0.81            $    0.66
Net earnings per share - diluted                                              0.78                 0.64

See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS
               Consolidated Statements of Stockholders' Equity and
                              Comprehensive Income
                     Years ended December 31, 2002 and 2001
                      (In thousands, except per share data)


                                                                                                       Accumulated
                                                    Additional                                       other
                              Preferred     Common    paid-in   Treasury  Retained    Unearned    Comprehensive
                                Stock       Stock    Capital    stock     Earnings  Compensation   Income (loss)  Total
                                -----       ------   --------    -----    --------  ------------  --------------  -----
Balance, December 31, 2000      $ --          155      14,867      (4,758)   9,139         (1,387)     (399)     17,617
Net earnings                      --           --          --          --      637             --        --         637
Change in unrealized gain (loss)
   on available-for-sale securities
   arising during the period,
   net of tax of $257             --           --          --          --       --             --       498         498
                                                                                                               --------
          Total comprehensive
            income                                                                                                1,135
                                                                                                               --------
Purchase of 111,587 shares of
   stock for the treasury         --           --          --      (1,624)      --             --        --      (1,624)
Allocation of ESOP shares         --           --          53          --       --            125        --         178
Amortization of RSP shares        --           --          --          --       --            112        --         112
Cash dividends paid
   ($0.20 per share)              --           --          --          --     (211)            --        --        (211)
                             -------      -------    --------     -------  -------     ----------   -------    --------
Balance, December 31, 2001        --          155      14,920      (6,382)   9,565         (1,150)       99      17,207
Net earnings                      --           --          --          --      685             --        --         685
Change in unrealized gain
   (loss) on available-for-sale
   securities arising during
   the period, net of
   tax of $232                    --           --          --          --       --             --       450         450
                                                                                                               --------
          Total comprehensive
            income                                                                                                1,135
                                                                                                               --------
Purchase of 114,358 shares of
   stock for the treasury         --           --          --      (1,601)      --             --        --      (1,601)
Allocation of ESOP shares         --           --          44          --       --            125        --         169
Amortization of RSP shares        --           --          --          --       --            112        --         112
Cash dividends paid
   ($.20 per share)               --           --          --          --     (183)            --        --        (183)
                            --------      -------    --------     -------  -------     ----------   -------    --------
Balance, December 31, 2002  $     --          155      14,964      (7,983)  10,067           (913)      549      16,839
                            ========      =======    ========     =======  =======     ==========   =======    ========

See accompanying notes to consolidated financial statements.

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS
                      Consolidated Statements of Cash Flows
                     Years ended December 31, 2002 and 2001
                                 (In thousands)

                                                                                  2002                2001
                                                                               ----------          -----------
Cash flows from operating activities:
     Net earnings                                                               $    685                   637
     Adjustments to reconcile net earnings to net cash provided by operating activities:
           Provision for loan losses                                                  --                    21
           Depreciation                                                              267                   209
           Amortization of premium on deposits assumed                                57                    61
           Amortization of loan fees and premiums                                      2                    35
           Accretion of discounts and amortization of premiums on
              investment and mortgage-backed securities, net                         498                   202
           (Gain) loss on sale of mortgage-backed securities
              available-for-sale                                                     (47)                  119
           Allocation of ESOP shares and amortization of RSP shares                  281                   290
           Change in accrued interest receivable, prepaids,                          (58)                   12
              and other assets
           Change in accrued interest payable and other liabilities                  (36)                  (43)
                                                                                --------           -----------
                 Net cash provided by operating activities                         1,649                 1,543
                                                                                --------           -----------
Cash flows from investing activities:
     Loan repayments, net of originations                                         10,549                 6,842
     Loans purchased                                                              (8,748)               (2,596)
     Principal repayments and maturities of mortgage-backed
        securities available-for-sale                                             22,154                16,471
     Principal repayments and maturities of mortgage-backed
        securities held-to-maturity                                                7,505                 5,311
     Purchases of mortgage-backed securities available-for-sale                  (20,902)              (30,047)
     Purchases of mortgage-backed securities held to maturity                     (7,858)                   --
     Proceeds from sale of mortgage-backed securities
        available-for-sale                                                         1,355                13,434
     Purchases of investment securities available-for-sale                        (6,760)              (10,925)
     Maturities/calls of investment securities available-for-sale                  4,358                 5,068
     Proceeds from sale of investment securities available for sale                  538                    --
     Investment in cash surrender value of bank owned life insurance                (750)                 (750)
     Additions of premises and equipment, net                                        (83)                 (367)
                                                                                --------           -----------
                 Net cash provided by investing activities                      $  1,358                 2,441
                                                                                --------           -----------

                                                                  (Continued)

                FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
                               OSAWATOMIE, KANSAS
                      Consolidated Statements of Cash Flows
                     Years ended December 31, 2002 and 2001
                                 (In thousands)



                                                                                 2002                   2001
                                                                                 ----                   ----
Cash flows from financing activities:
     Net (decrease) increase in deposits                                        $ (2,369)                2,839
     Net increase (decrease) in advances from borrowers for
        taxes and insurance                                                           10                   (17)
     Purchases of common stock for treasury                                       (1,601)               (1,624)
     Cash dividends paid on common stock                                            (183)                 (211)
                                                                                --------           -----------
                 Net cash (used in) provided by financing activities              (4,143)                  987
                                                                                --------           -----------
                 Net (decrease) increase in cash and cash equivalents             (1,136)                4,971
Cash and cash equivalents at beginning of year                                    10,694                 5,723
                                                                                --------           -----------
Cash and cash equivalents at end of year                                        $  9,558                10,694
                                                                                ========           ===========
Supplemental disclosure of cash flow information:
     Cash paid during the year for income taxes                                 $    345                   396
     Cash paid during the year for interest                                        5,206                 6,244
Noncash activities:
     Transfer of investment securities held-to-maturity to
        investment securities available-for-sale                                      --                 6,322
     Transfer of mortgage-backed securities held-to-maturity to
        mortgage-backed securities available-for-sale                                 --                23,093

See accompanying notes to consolidated financial statements.

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


(1)    Summary of Significant Accounting Policies

       (a)    Principles of Consolidation and Basis of Presentation

              The consolidated financial statements include the accounts of First Kansas Financial Corporation and its wholly owned subsidiary, First Kansas Federal Savings Bank (the Bank and, collectively, the Company). Intercompany balances and transactions have been eliminated. The Company is principally engaged in single family home lending in the State of Kansas. The Company also makes consumer and commercial loans depending on the demand and management's assessment of the quality of such loans.

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

                                        F-7                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

       (e)    Mortgage Banking Activities

              At December 31, 2002 and 2001, the Company was servicing loans for others amounting to $340,000 and $428,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded as other income when received.

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

                           December 31, 2002 and 2001

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

                           December 31, 2002 and 2001

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

              The following schedule summarizes the number of average shares and equivalents used in the computation of earnings per share:


                                                       2002            2001
                                                    --------        --------
Basic shares outstanding                             849,361         966,286
Dilutive effect of stock options                      28,667          31,166
                                                    --------        --------

                 Diluted shares outstanding          878,028         997,452
                                                    ========        ========


       (n)    Comprehensive Income

              The Company's only component of the comprehensive income is the unrealized holding gains and losses on available-for-sale securities. Other comprehensive income (loss) for the years ended December 31 is as follows (in thousands):

                                                           2002     2001
                                                         --------  -------
Change in unrealized holding gains (losses), net of
     income tax                                          $  480      733
Cumulative effect of change in accounting principle,
     net of tax (see notes 3 and 4)                          --     (311)
Reclassification adjustment for (gain) loss included in
     net earnings, net of tax                               (30)      76
                                                         --------  -------

                 Change in unrealized gain (losses) on
                    available-for-sale securities arising
                    during the period, net of tax        $  450      498
                                                         ========  =======


                                       F-10                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001



(2)    Cash and Cash Equivalents

       A summary of cash and cash equivalents follows (in thousands):

                                                 2002        2001
                                                -----      -------
Cash on hand                                  $ 1,210          882
Deposits at other financial institutions        2,648        3,812
Overnight FHLB deposits                         5,700        6,000
                                                -----      -------
                                              $ 9,558       10,694
                                                =====      =======


(3)    Investment Securities

       The following is a summary of investment securities and information relating to amortized cost, fair values, and unrealized gains (losses) at December 31, 2002 and 2001 is as follows (in thousands):

                                                                              2002
                                                     ---------------------------------------------------
                                                     Amortized        Unrealized      Unrealized  Fair
                                                       cost            gains            losses    value
                                                     -----------  ---------------  ------------  -------
Available for sale:
    U.S. government and agency obligations
      maturing after one year but within
      five years                                     $    56            --               --           56
    U.S. government and agency obligations
      maturing after five years but within
      ten years                                        4,133            58              (11)       4,180
    U.S. government and agency obligations
      maturing after ten years                         3,082             1              (12)       3,071
    State and municipal obligations maturing
      after five years but within ten years              507            11               (2)         516
    State and municipal obligations maturing
      after ten years                                  1,117            27               --        1,144
    Other debt securities maturing after one
      year but within five years                       3,751           169               (1)       3,919
    Other debt securities maturing after five
      years but within ten years                         513            --               --          513
    Other debt securities maturing after ten
      years                                              782            --               --          782
                                                     -------         -----           ------      -------
                                                     $13,941           266              (26)      14,181
                                                     =======         =====           ======      =======


                                       F-11                       (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

                                                                                     2001
                                                         ----------------------------------------------------------
                                                          Amortized        Unrealized     Unrealized      Fair
                                                             cost            gains          losses        value
                                                         ------------     -----------   --------------   --------
Available for sale:
    U.S. government and agency obligations
      maturing after one year but within
      five years                                          $   1,974             --             --         1,974
    U.S. government and agency obligations
      maturing after five years but within
      ten years                                               1,095              5             (1)        1,099
    U.S. government and agency obligations
      maturing after ten years                                4,575              9            (11)        4,573
    State and municipal obligations maturing
      after five years but within ten years                     200             --             (1)          199
    State and municipal obligations maturing
      after ten years                                         1,117             --            (45)        1,072
    Other debt securities maturing after one
      year but within five years                              1,863             37             --         1,900
    Other debt securities maturing after five
      years but within ten years                                519             --            (25)          494
    Other debt securities maturing after ten
      years                                                     828             --             --           828
                                                          ---------         ------         ------      --------
                                                          $  12,171             51            (83)       12,139
                                                          =========         ======         ======      ========


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


                                       F-12                      (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

(4)    Mortgage-backed Securities

       A summary of mortgage-backed securities and information relating to amortized cost, fair values, and unrealized gains (losses) at December 31, 2002 and 2001 is as follows (in thousands):


                                                                                    2002
                                                      --------------------------------------------------------
                                                        Amortized     Unrealized       Unrealized     Fair
                                                          cost          gains           losses        value
                                                      -----------   ------------     -------------  --------
Available-for-sale:
    Government agency mortgage-backed
      securities:
        Federal Home Loan Mortgage
          Corporation (FHLMC)                         $    4,949            95             (4)      5,040
        Federal National Mortgage
          Association (FNMA)                              20,237           415             --      20,652
        Government National Mortgage
          Association (GNMA)                               2,058            66             --       2,124
    Collateralized mortgage obligations                   11,352           189             --      11,541
                                                      ----------       -------      ---------    --------
                                                      $   38,596           765             (4)     39,357
                                                      ==========       =======      =========    ========
Held-to-maturity:
    Government agency mortgage-backed
      securities:
        FHLMC                                         $    3,646            44             (9)      3,681
        FNMA                                               7,955           228             --       8,183
        GNMA                                               8,399           378             --       8,777
        Collateralized mortgage obligation                 1,548             6             (8)      1,546
                                                      ----------       -------      ---------    --------
                                                      $   21,548           656            (17)     22,187
                                                      ==========       =======      =========    ========


                                       F-13                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


                                                                             2001
                                               -----------------------------------------------------
                                                 Amortized      Unrealized      Unrealized     Fair
                                                   cost            gains          losses       value
                                               -------------- --------------  -----------   --------
Available-for-sale:
    Government agency mortgage-backed
      securities:
        Federal Home Loan Mortgage
          Corporation (FHLMC)                   $   5,398            39            (22)      5,415
        Federal National Mortgage
          Association (FNMA)                       16,767           136            (38)     16,865
        Government National Mortgage
          Association (GNMA)                        1,792            61             --       1,853
    Collateralized mortgage obligations            17,680           183           (177)     17,686
                                                ---------       -------         ------    --------
                                                $  41,637           419           (237)     41,819
                                                =========       =======         ======    ========
Held-to-maturity:
    Government agency mortgage-backed
      securities:
        FNMA                                    $   7,959            --           (177)      7,842
        GNMA                                       13,329            --            (19)     13,310
                                                ---------       -------         ------    --------
                                                $  21,288            --           (196)     21,152
                                                =========       =======         ======    ========


       The Company's portfolio of government agency mortgage-backed securities and federal agency-backed collateralized mortgage obligations consists primarily of first and second tranche securities with expected maturities of three to five years. At December 31, 2002, the government agency mortgage-backed securities had a carrying value of $47,816,000 and consisted of approximately $22,715,000 of fixed rate securities and $25,101,000 of variable rate securities. The collateralized mortgage obligations had a carrying value of $13,089,000 and consisted of approximately $9,670,000 of fixed rate securities and $3,419,000 of variable rate securities. Collateralized mortgage obligations of the Company are generally government agency guaranteed.

       Proceeds  from the sale of  available-for-sale  securities  in 2002  were
       $1,893,000. Gross gains of $83,000 and gross losses of $36,000 were realized on those sales in 2002. Proceeds from the sale of available-for-sale securities in 2001 were $13,434,000. Gross gains of $21,000 and gross losses of $140,000 were realized on those sales in 2001.

       At December 31, 2002 and 2001, mortgage-backed securities with a carrying value of approximately $1,625,000 and $1,825,000, respectively, were pledged to secure public funds on deposit.

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


                                       F-14                    (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

(5)    Loans Receivable

       Loans receivable consist of the following at December 31, 2002 and 2001 (in thousands):

                                                          2002         2001
                                                        --------     -------
Mortgage loans:
    One-to-four-family                                  $54,604       55,683
    Commercial                                              536          543
    Land                                                    680          560
    Construction                                             --          664
                                                        -------       ------
             Total mortgage loans                        55,820       57,450
Consumer loans                                            2,391        2,642
Commercial loans                                            390          310
                                                        -------       ------

             Total                                       58,601       60,402
Less:
    Unearned premiums, discounts, and deferred fees          21           48
    Allowance for loan losses                               260          268
    Undisbursed portion of loans in process                 424          387
                                                        -------       ------
             Total (net)                                $57,896       59,699
                                                        =======       ======


The weighted average annual interest rates on mortgage loans approximated 6.58% and 7.24% at December 31, 2002 and 2001, respectively. Adjustable rate loans have interest rate adjustment limitations and are generally indexed to the national average cost of funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

At December 31, 2002, the Company had outstanding commitments to originate mortgage loans of $317,000 and outstanding commitments to purchase loans of $141,000. At December 31, 2001, the Company had outstanding commitments to originate mortgage loans of $342,000 and outstanding commitments to purchase loans of $1,719,000.

Loans made to directors and executive officers of the Company approximated $804,000 and $698,000 at December 31, 2002 and 2001, respectively. Such loans were made in the ordinary course of business. Changes in such loans for 2002 are as follows (in thousands):



     Balance at January 1, 2001               $698
     Additions                                 192
     Amounts collected                         (86)
                                              ----
     Balance at December 31, 2002             $804
                                              ====

                                      F-15                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

       A summary of the activity in the allowance for loan losses follows (in thousands):

                                        2002      2001
                                      -------   -------
Balance at beginning of year           $268       256
Provision                                --        21
Charge-offs                              (8)       (9)
Recoveries                               --        --
                                       ----       ---
Balance at end of year                 $260       268
                                       ====       ===



     Non-accrual loans at December 31, 2002 and 2001 aggregated $68,000 and $4,000, respectively. Impaired loans, exclusive of delinquent loans, were insignificant at December 31, 2002 and 2001.

(6)  Premises and Equipment

     Premises and equipment consist of the following (in thousands):

                                          2002        2001
                                        -------     -------
Land                                    $  213         213
Buildings and improvements               2,220       2,185
Furniture and equipment                  1,748       1,712
                                         -----       -----
             Total                       4,181       4,110

Less accumulated depreciation            2,077       1,822
                                         -----       -----
             Total                      $2,104       2,288
                                        ======       =====


                                       F-16                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


(7)    Real Estate Held for Development

       The Company's subsidiary acquired a parcel of land in 1996 in Paola, Kansas for the purpose of development and sale. There were no sales associated with the parcel of land during 2002 or 2001.

(8)    Premium on Deposits Assumed

       In accordance with the FSLIC Transfer Agreement dated November 19, 1982, the Company assumed certain deposits of the former North Kansas Savings Company, paying a premium on deposits assumed of $1,212,000. The Company is amortizing the premium over twenty years on the straight-line method. Accumulated amortization on such premium was $1,212,000 and $1,156,000, respectively, at December 31, 2002 and 2001.

(9)    Deposits

       Deposits are summarized as follows (in thousands):


                                              2002         2001
                                            --------      -------
Noninterest bearing demand                  $ 4,041        3,725
Savings and interest-bearing demand          30,680       29,394
Time                                         47,233       51,204
                                            -------       ------
                                            $81,954       84,323
                                            =======       ======


       The weighted average interest rates on deposits approximated 2.78% and 4.01% at December 31, 2002 and 2001, respectively.

       Scheduled maturities of time deposits at December 31, 2002 are as follows (in thousands):

                                    2003               $   33,898
                                    2004                    8,459
                                    2005                    2,738
                                    2006                      668
                                    2007                    1,155
                                    Thereafter                315
                                                       ----------
                                    Total              $   47,233
                                                       ==========


                                       F-17                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

       A summary of interest expense is as follows (in thousands):

                                                          2002           2001
                                                         ------         ------

                Savings and time accounts                $2,163          3,006
                Interest-bearing demand accounts            301            478
                                                         ------         ------
                                                         $2,464          3,484
                                                         ======         ======

       Certificates of deposit in amounts greater than or equal to $100,000 amounted to $4,160,000 and $4,463,000 at December 31, 2002 and 2001,
       respectively.

(10)   Borrowings From FHLB of Topeka

       Borrowings outstanding from the FHLB of Topeka at December 31, 2002 and 2001 are as follows (in thousands):


                                                              2002       2001
                                                            --------   -------
4.92% interest and maturity date in January 2009, callable
    January 2004                                            $10,000     10,000
4.88% interest and maturity date in January 2009, callable
    January 2004                                             10,000     10,000
5.30% interest and maturity date in May 2009, callable
    April 2004                                               10,000     10,000
5.76% interest and maturity date in 2010, callable
    on a quarterly basis                                     10,000     10,000
5.92% interest and maturity date in 2010, callable
    on a quarterly basis                                      5,000      5,000
6.10% interest and maturity date in 2010, callable
    September 2003                                            5,000      5,000
                                                            -------    -------
                                                            $50,000     50,000
                                                            =======    =======



FHLB borrowings are secured by all unpledged single and multifamily first mortgage loans, mortgage-backed securities, United States government and agency obligations, interest-bearing deposits in other financial institutions, stock in FHLB, and FHLB overnight deposits. Weighted average interest rates at December 31, 2002 and 2001 were 5.48% and 5.37%, respectively, on such borrowings. At December 31, 2002, the Company could borrow up to $60.4 million from the FHLB of Topeka.



                                       F-18                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

       Principal maturities, based on original maturity, of borrowings from FHLB of Topeka at December 31, 2002 are as follow (in thousands):


                                   Amount
                                  -------
                     Year:
                     2009         $30,000
                     2010          20,000
                                  -------
                                  $50,000
                                  =======

(11)   Income Taxes

       The components of income tax expense from continuing operations are as follows for the years ended December 31 (in thousands):


                                2002                          2001
                    ----------------------------  -------------------------

                    Federal      State     Total  Federal    State    Total
                    -------      -----    ------  -------   -------  ------
          Current    $ 295        38       333      332       47       379
          Deferred     (43)       (7)      (50)     (49)      (4)      (53)
                     -----       ---       ---      ---      ---      ----
                     $ 252        31       283      283       43       326
                     =====       ===       ===      ===      ===      ====



       The reasons for the differences between the effective tax rates and the expected federal income tax rate of 34% are as follows:


                                                                Percent
                                                              of earnings
                                                                before
                                                              income tax
                                                                expense
                                                          -----------------
                                                           2002        2001
                                                          ------      -----
           Expected federal income tax rate               34.0%        34.0
           State taxes, net of federal tax benefit         2.0          3.0
           Bank-owned life insurance                      (2.8)          --
           Tax exempt income                              (1.8)        (1.7)
           Other, net                                     (2.2)        (1.5)
                                                          ----        -----
                        Effective income tax rate         29.2%        33.8
                                                          ====        =====



                                       F-19                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

       Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows (in thousands):


                                                           2002         2001
                                                          -------     --------
       Employee benefits                                     109          83
       Other                                                  10           6
       Allowance for loan losses                              96          35
                                                          ------      ------
                    Deferred tax asset                       215         124
                                                          ------      ------
       Unrealized gain on available for sale securities     (283)         51)
       Premises and equipment                               (128)       (118)
       FHLB Dividends                                       (176)       (162)
       Other                                                 (30)        (13)
                                                          ------      ------
                    Deferred tax liability                  (617)       (344)
                                                          ------      ------
                    Net deferred tax liability, included
                      in other liabilities                  (402)       (220)
                                                          ======      ======


       There was no valuation allowance required for deferred tax assets at December 31, 2002 or 2001. Management believes that it is more likely than not the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

       Prior to 1996, the Company was allowed to deduct the greater of an experience method bad debt deduction based on actual charge-offs or a statutory bad debt deduction based on a percentage (8%) of taxable income before such deduction. For income tax purposes, the Company used the experience methods in 1997 and 1998. Under the Small Business Job
       Projection Act (the Act) of 1996, the allowable deduction under the percentage of taxable income method was terminated for tax years beginning after 1995, and will not be available to the Company for future years. The Act also provides that federal income tax bad debt reserves accumulated since 1988 (the base year reserve) must be recaptured and included in taxable income over a six-year inclusion period beginning 1998. Included in the deferred income tax liability at December 31, 2002 and 2001 are $28,000 and $56,000, respectively, for this recapture.

       Retained earnings at December 31, 2002 and 2001 include approximately $718,000 for which no provision for Federal income tax has been made. This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

                                       F-20                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


(12)   Benefit Plans

       (a)    Pension and Retirement

              The Company participates in a multiemployer, noncontributory defined benefit pension plan which covers all employees who have met eligibility requirements. The multiemployer plan does not provide information at the single employer level and the Company does not make disclosures similar to those of single employer plans. Qualified part-time and full-time employees over age twenty-one are eligible for participation after one year of service. Pension costs associated with the plan amounted to $3,452 and $2,820 for the years ended December 31, 2002 and 2001, respectively.

              The Company has a defined contribution plan that covers substantially all employees. Employees may contribute up to 15% of their salary, subject to limitations under the Internal Revenue Code, and the Company matches 50% of the employee's contribution up to 6% of compensation. The Company's expense under the plan for the years ended December 31, 2002 and 2001 was $28,000 and $26,000, respectively.

              In December 1997, the Company implemented a supplemental executive retirement plan (SERP) for the benefit of the Company's president that will provide enhanced benefits at retirement. Accruals under the SERP commenced during 1998, resulting in expenses of $57,000 and $42,000 for the years ended December 31, 2002 and 2001, respectively.

       (b)    Employee Stock Ownership Plan

              During 1998, the Company established an employee stock ownership plan (ESOP). Through a loan from the Company, the ESOP acquired 124,315 shares of the Company's common stock. Employees age twenty-one or older who have completed one year of service with the Company are eligible to participate in the ESOP. Participants become 100% vested after five years. Contributions made by the Company to the ESOP will be used to repay the loan, and shares are allocated to participants by a formula based on total compensation. The cost of unallocated shares is presented as unearned compensation in the accompanying consolidated balance sheets. The Company recognizes additional compensation expense equal to the fair value of shares allocated. In connection with a principal reduction on the ESOP loan, 12,432 shares were released and the Company recognized $169,000 of compensation expense during 2002, and 12,432 shares were released and the Company recognized $178,000 of compensation expense during 2001. The fair value of the remaining 68,371 unallocated shares at December 31, 2002 aggregated approximately $961,980.

       (c)    Stock Option Plan and Restricted Stock Plan (RSP)

              In February 1999, the Company instituted an RSP and a stock option plan. Pursuant to the RSP, the Company purchased 62,158 shares of common stock during March 1999. The cost of such shares, aggregating $660,429, has been recorded as unearned compensation in the accompanying consolidated balance sheet. During March 1999, the Company awarded 52,826 shares of common stock to key officers and directors. The fair value of such shares of $561,276 is being amortized to


                                       F-21                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


              expense over the five-year vesting period. The Company recognized approximately $112,000 of compensation expense related to the amortization of the shares awarded for each o f the years ended December 31, 2002 and 2001.

              Pursuant to the stock option plan, the Company granted options to acquire 132,079 shares of common stock to certain key officers and directors in February 1999. The options enable the participants to purchase stock at an exercise price equal to the fair market value of the stock at the date of grant ($10.75 per share). The options vest over five years and expire in 2008. During 2002 and 2001, there were no options that were exercised or forfeited.

              The Company applies Accounting Principles Board (APB) No 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements. SFAS No. 123 requires pro forma disclosures for companies that do not adopt its fair value method of accounting for stock-based employer compensation. Accordingly, the following pro forma information presents net earnings and earnings per share information for 2002 and 2001 as if the fair value method required by SFAS No. 123 has been used to measure compensation cost for stock options granted:


                                                     2002            2001
                                                  ------------   -----------
Net earnings - as reported                      $  685,000         637,000
Net earnings - pro forma                           642,000         594,000
Basic earnings per share - as reported                0.81            0.66
Basic earnings per share - pro forma                  0.76            0.61


              The  fair  value  of  options  granted  in  1999 of  $326,000  was estimated using the following weighted average information: risk-free interest rate of 6.5%, expected life of five years, expected volatility of stock price of 16.6%, and expected dividends of 2.0% per year.

              At December 31, 2002, the exercise price and weighted average remaining contractual life of the outstanding options was $10.75 and 6.1 years, respectively.

              At December 31, 2001, the exercise price and weighted average remaining contractual life of the outstanding options was $10.75 and 7.1 years, respectively.

              At December 31, 2002, the number of options exercisable was 79,247 and the weighted average exercise price of those options was $10.75.

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

                           December 31, 2002 and 2001


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

       The Bank met all regulatory capital requirements at December 31, 2002 and 2001. The Bank's actual and required capital amounts and ratios as of December 31, 2002 and 2001 were as follows (dollars in thousands):


                                      2002
---------------------------------------------------------------------------------------------------------------------

                                                                          For capital          To be well- capitalized
                                                                            adequacy           under prompt corrective
                                                Actual                     purposes              actions provisions
                                     --------------------------     ---------------------      ----------------------
                                        Amount          Ratio        Amount        Ratio          Amount      Ratio
                                     ----------      ----------     ----------- ---------      ----------------------
Tangible capital
     (to tangible assets)             $ 15,090          10.13%        2,235         1.50%        $     --          --
Tier 1 leverage (core) capital
     (to adjusted tangible assets)      15,090          10.13         5,960         4.00            7,469        5.00
Risk-based capital
     (to risk-weighted assets)          15,333          29.03         4,225         8.00            5,102       10.00
Tier 1 risk-based capital
     (to risk-weighted assets)          15,090          28.57            --           --            3,061        6.00




                                       F-23                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001



                                                                      2001
-------------------------------------------------------------------------------------------------------------------------------

                                                                          For capital          To be well-capitalized
                                                                           adequacy            under prompt corrective
                                               Actual                       purposes               actions provisions
                                     --------------------------    -----------------------     ------------------------
                                        Amount          Ratio         Amount        Ratio         Amount      Ratio
                                     -------------   ----------    ----------    ---------     ---------    --------
Tangible capital
     (to tangible assets)            $  16,046          10.54%      $  2,285         1.50%     $     --           --%
Tier 1 leverage (core) capital
     (to adjusted tangible assets)      16,046          10.54          6,092         4.00         7,615         5.00
Risk-based capital
     (to risk-weighted assets)          16,310          31.97          4,082         8.00         5,102        10.00
Tier 1 risk-based capital
     (to risk-weighted assets)          16,046          31.45             --           --         3,061         6.00



       At the time of conversion in 1998, the Bank established a liquidation account in an amount equal to $7,038,000. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank, and only in such an event, eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock. The Bank may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account discussed below, or the regulatory capital requirements imposed by the OTS.

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

                           December 31, 2002 and 2001


       The Company grants mortgage and consumer loans to customers primarily throughout its target market of the State of Kansas. Although the Company has a diversified loan portfolio, a substantial portion of the borrower's ability to honor their contracts is dependent upon the general economic condition of the target market.

(15)   Fair Value of Financial Instruments

       SFAS No. 107, Disclosures About Fair Value of Financial Instruments, and SFAS No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments, require that the Company disclose estimated fair values for its financial instruments, both assets and liabilities recognized and not recognized in the consolidated financial statements. Fair value estimates have been made as of December 31, 2002 and 2001 based on current economic conditions, risk characteristics of the various financial instruments, and other subjective factors at such date.

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

                           December 31, 2002 and 2001


       (g)    Borrowings From FHLB of Topeka

              The fair values of FHLB advances are estimated based on discounted values of contractual cash flows using the rates currently available to the Company on advances of similar remaining maturities.

              The approximate carrying value and estimated fair value of the Company's financial instruments are as follows (in thousands):

                                                      December 31, 2002
                                                  ------------------------
                                                   Carrying         Fair
                                                     value          value
                                                  ---------      ---------
Financial assets:
    Cash and cash equivalents                   $    9,558          9,558
    Investment securities (see note 3)              14,181         14,181
    Mortgage-backed securities (see note 4)         60,905         61,544
    Loans receivable                                57,896         59,748
    Stock in FHLB                                    2,650          2,650
    Accrued interest receivable                        741            741
Financial liabilities:
    Deposits                                        81,954         82,855
    FHLB borrowings                                 50,000         56,938
    Accrued interest payable                           262            262


                                                      December 31, 2001
                                                  ------------------------
                                                   Carrying         Fair
                                                     value          value
                                                  ----------     ---------
Financial assets:
    Cash and cash equivalents                   $   10,694         10,694
    Investment securities (see note 3)              12,139         12,139
    Mortgage-backed securities (see note 4)         63,107         61,544
    Loans receivable                                59,699         60,708
    Stock in FHLB                                    2,650          2,650
    Accrued interest receivable                        751            751
Financial liabilities:
    Deposits                                        84,323         85,362
    FHLB borrowings                                 50,000         53,118
    Accrued interest payable                           280            282



                                       F-26                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


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

(16)   Parent Company Condensed Financial Statements

                                            Condensed Balance Sheets
                                           December 31, 2002 and 2001
                                                 (In thousands)



                               Assets                                  2002                   2001
                                                                     ---------              --------
Cash and cash equivalents                                            $     120                    44
Loan to ESOP                                                               684                   808
Investment in and loan to subsidiary                                    15,985                16,558
Other assets                                                                52                    48
                                                                     ---------              --------
                 Total assets                                        $  16,841                17,458
                                                                     =========              ========

                Liabilities and Stockholders' Equity

Accrued interest payable and other liabilities                       $       2                   251
Stockholders' equity                                                    16,839                17,207
                                                                     ---------              --------
                 Total liabilities and stockholders' equity          $  16,841                17,458
                                                                     =========              ========



                                       F-27                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

                         Condensed Statements of Income
                     Years ended December 31, 2002 and 2001
                                 (In thousands)


                                                   2002            2001
                                                   -----           -----
Income:
     Equity in earnings of subsidiary             $ 697             650
     Interest on loans                                3              71
     Interest on investments                         64               2
                                                  -----            ----
                 Total income                       764             723
Expense, including income tax expense                79              86
                                                  -----            ----
                 Net income                       $ 685             637
                                                  =====            ====




                                       F-28                       (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


                       Condensed Statements of Cash Flows
                     Years ended December 31, 2002 and 2001
                                 (In thousands)



                                                                          2002                   2001
                                                                        --------               -------
Operating activities:
     Net income                                                         $    685                   637
     Less equity in earnings of subsidiary                                  (697)                 (650)
     Adjustments to reconcile net income to net cash
        provided by operating activities:
           Release of unallocated ESOP shares and
              amortization of RSP                                            281                   290
           Change in other assets                                             (4)                    3
           Decrease in accrued interest payable
              and other liabilities                                          249                   246
                                                                        --------               -------
                 Net cash provided by operating activities                   514                   526
                                                                        --------               -------
Investing activities:
     Decrease in investment in and loan to subsidiary, net                 1,222                 1,109
     Decrease in loan to ESOP                                                124                   124
                                                                        --------               -------
                 Net cash provided by investing activities                 1,346                 1,233
                                                                        --------               -------
Financing activities:
     Purchases of common stock for the treasury                           (1,601)               (1,624)
     Cash dividends paid on common stock                                    (183)                 (211)
                                                                        --------               -------
                 Net cash used by financing activities                    (1,784)               (1,835)
                                                                        --------               -------
                Increase (decrease) in cash and cash equivalents              76                   (76)

Cash and cash equivalents at beginning of year                                44                   120
                                                                        --------               -------
Cash and cash equivalents at end of year                                $    120                    44
                                                                        ========               =======


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

                           --------------------------

Local Counsel                                  Independent Auditor
Winkler, Domoney & Schultz                     KPMG LLP
131 South Pearl Street                         1600 Commerce Bank Building
Paola, Kansas  66071                           Kansas City, Missouri  64106

Special Counsel                                Transfer Agent and Registrar
Malizia Spidi & Fisch, PC                      Computershare Trust Company, Inc.
1100 New York Avenue, N.W.                     350 Indiana Street
Suite 340 West                                 Suite 800
Washington, D.C. 20005                         Golden, Colorado 80401

                           --------------------------

         The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call the Company's Corporate Secretary at the Company's main office. The Annual Meeting of Stockholders will be held on April 15, 2003 at 1:00 p.m. at the Company's office.