Form 10KSB, Exhibit 13
period 2003-12-31
FIRST KANSAS FINANCIAL CORP
filed 2004-03-29
CIK 1056811

FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                        Consolidated Financial Statements

                           December 31, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

                               [KPMG Letterhead]


















                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
First Kansas Financial Corporation:


We have audited the accompanying consolidated balance sheets of First Kansas Financial Corporation and subsidiary (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Kansas Financial Corporation and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



                                        /s/ KPMG LLP



Kansas City, Missouri
March 5, 2004

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS
                           Consolidated Balance Sheets
                           December 31, 2003 and 2002
                      (In thousands, except per-share data)

                    ASSETS                                                  2003         2002
                                                                         ---------    ---------
Cash and cash equivalents                                                $  12,915        9,558
Investment securities available-for-sale, at fair value                     11,954       14,181
Mortgage-backed securities available-for-sale, at fair value                36,809       39,357
Mortgage-backed securities held-to-maturity, at cost (fair value of
     $9,716 and $22,187, respectively)                                       9,376       21,548
Loans receivable, net                                                       72,605       57,896
Stock in Federal Home Loan Bank (FHLB) of Topeka, at cost                    2,673        2,650
Premises and equipment, net                                                  1,854        2,104
Real estate held for development                                               347          347
Other real estate owned                                                        379         --
Accrued interest receivable:
     Investment and mortgage-backed securities                                 339          468
     Loans receivable                                                          261          273
Cash surrender value of bank-owned life insurance                            1,650        1,581
Prepaid expenses and other assets                                              218          169
                                                                         ---------    ---------
                 Total assets                                            $ 151,380      150,132
                                                                         =========    =========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Deposits                                                            $  83,524       81,954
     Advances from borrowers for property taxes and insurance                  224          189
     Borrowings from FHLB of Topeka                                         50,000       50,000
     Accrued interest payable and other liabilities                          1,184        1,150
                                                                         ---------    ---------
                 Total liabilities                                         134,932      133,293
                                                                         ---------    ---------
Commitments
Stockholders' equity:
     Preferred stock, $0.10 par value. Authorized 2,000,000 shares;
        none issued                                                             --           --
     Common stock, $0.10 par value. Authorized 8,000,000 shares;
        issued 1,553,938 shares                                                155          155
     Additional paid-in capital                                             15,056       14,964
     Treasury stock, 645,693 and 642,335 shares, respectively, at cost      (8,033)      (7,983)
     Retained earnings                                                       9,849       10,067
     Unearned compensation                                                    (677)        (913)
     Accumulated other comprehensive income                                     98          549
                                                                         ---------    ---------
                 Total stockholders' equity                                 16,448       16,839
                                                                         ---------    ---------
                 Total liabilities and stockholders' equity              $ 151,380      150,132
                                                                         =========    =========

See accompanying notes to consolidated financial statements

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS
                       Consolidated Statements of Earnings
                     Years ended December 31, 2003 and 2002
                      (In thousands, except per-share data)

                                                                        2003       2002
                                                                      -------    -------
Interest income:
    Loans                                                             $ 3,876      4,212
    Investment securities                                                 481        637
    Mortgage-backed securities                                          2,175      3,168
    Interest-bearing deposits                                              74         92
    Dividends on FHLB stock                                                93        121
                                                                      -------    -------
                Total interest income                                   6,699      8,230
                                                                      -------    -------
Interest expense:
    Deposits                                                            1,581      2,464
    Borrowings                                                          2,724      2,724
                                                                      -------    -------
                Total interest expense                                  4,305      5,188
                                                                      -------    -------
                Net interest income                                     2,394      3,042
Provision for loan losses                                                  --         --
                                                                      -------    -------
                Net interest income after provision for loan losses     2,394      3,042
                                                                      -------    -------
Noninterest income:
    Deposit account service fees                                        1,168      1,131
    Gain on sale of mortgage-backed and investment
       securities available-for-sale                                       55         47
    Other                                                                 234        238
                                                                      -------    -------
                Total noninterest income                                1,457      1,416
                                                                      -------    -------
Noninterest expense:
    Compensation and benefits                                           2,212      1,851
    Occupancy and equipment                                               501        505
    Federal deposit insurance premiums and assessments                     59         59
    Data processing                                                       227        233
    Deposit account processing fees                                       250        261
    Amortization of premium on deposits assumed                          --           56
    Supplies expense                                                      109         97
    Advertising                                                           108        113
    Other                                                                 489        315
                                                                      -------    -------
                Total noninterest expense                               3,955      3,490
                                                                      -------    -------
                Earnings (loss) before income tax expense                (104)       968
Income tax expense (benefit)                                              (68)       283
                                                                      -------    -------
                Net earnings (loss)                                   $   (36)       685
                                                                      =======    =======
Net earnings (loss) per share - basic                                 $ (0.04)      0.81
Net earnings (loss) per share - diluted                                 (0.04)      0.78

See accompanying notes to consolidated financial statements

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS
    Consolidated Statements of Stockholders' Equity and Comprehensive Income
                     Years ended December 31, 2003 and 2002
                      (In thousands, except per-share data)

                                                                                                         ACCUMU-
                                                                                                         LATED
                                                                                                         OTHER
                                                           ADDI-                                         COMPRE-
                                                           TIONAL                            UNEARNED   HENSIVE
                                    PREFERRED    COMMON   PAID-IN    TREASURY   RETAINED     COMPEN-     INCOME
                                     STOCK       STOCK    CAPITAL     STOCK     EARNINGS     SATION      (LOSS)     TOTAL
                                   ----------  ---------- --------- ---------- -----------------------  ---------  ---------
Balance, December 31, 2001       $    --          155     14,920       (6,382)   9,565       (1,150)        99      17,207
Net earnings                          --           --         --           --      685           --         --         685
Change in unrealized gain (loss)
    on available-for-sale securities
    arising during the period, net of
    tax of $232                       --           --         --           --       --           --        450         450
                                                                                                                   -------
              Total comprehensive
                income                                                                                               1,135
                                                                                                                   -------
Purchase of 114,358 shares of
    treasury stock                    --           --         --       (1,601)      --           --         --      (1,601)
Allocation of ESOP shares             --           --         44           --       --          125         --         169
Amortization of RSP shares            --           --         --           --       --          112         --         112
Cash dividends paid
    ($0.20 per share)                 --           --         --           --     (183)          --         --        (183)
                                   -------     ------     ------    ---------  -------      --------    ------     -------
Balance, December 31, 2002            --          155     14,964       (7,983)  10,067         (913)       549      16,839
Net earnings (loss)                   --           --         --           --      (36)          --         --         (36)
Change in unrealized gain (loss)
    on available-for-sale securities
    arising during the period, net of
    tax of $232                       --           --         --           --       --           --       (451)       (451)
                                                                                                                    ------
              Total comprehensive
                income (loss)                                                                                         (487)
                                                                                                                   -------
Purchase of 3,358 shares of
    treasury stock                    --           --         --          (50)      --           --         --         (50)
Allocation of ESOP shares             --           --         92           --       --          124         --         216
Amortization of RSP shares            --           --         --           --       --          112         --         112
Cash dividends paid
    ($0.20 per share)                 --           --         --           --     (182)          --         --        (182)
                                   -------     ------     ------    ---------  -------     --------     ------     -------
Balance, December 31, 2003       $    --          155     15,056       (8,033)   9,849         (677)        98      16,448
                                   =======     ======     ======    =========  =======     ========     ======     =======

See accompanying notes to consolidated financial statements.

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS
                      Consolidated Statements of Cash Flows
                     Years ended December 31, 2003 and 2002
                                 (In thousands)

                                                                              2003        2002
                                                                            --------    --------
Cash flows from operating activities:
     Net earnings (loss)                                                    $    (36)        685
     Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
           Depreciation                                                          266         267
           FHLB stock dividends                                                  (23)         --
           Amortization of premium on deposits assumed                            --          57
           Deferred income taxes                                                 (73)        (50)
           Amortization of loan fees and premiums                                  4           2
           Accretion of discounts and amortization of premiums on
              investment- and mortgage-backed securities, net                    727         498
           Gain on sale of loans, net                                             (1)         --
           Gain on sale of mortgage-backed securities
              available-for-sale                                                 (55)        (47)
           Proceeds from sales of loans                                          121          --
           Originations of loans for sale                                       (120)         --
           Allocation of ESOP shares and amortization of RSP shares              328         281
           Change in accrued interest receivable, prepaids, and
              other assets                                                        23         (58)
           Change in accrued interest payable and other liabilities              340          14
                                                                            --------    --------
                 Net cash provided by operating activities                     1,501       1,649
                                                                            --------    --------
Cash flows from investing activities:
     Loan repayments, net of originations                                      5,051      10,549
     Loans purchased                                                         (20,143)     (8,748)
     Principal repayments and maturities of mortgage-backed
        securities available-for-sale                                         28,350      22,154
     Principal repayments and maturities of mortgage-backed
        securities held-to-maturity                                           12,006       7,505
     Purchases of mortgage-backed securities available-for-sale              (26,860)    (20,902)
     Purchases of mortgage-backed securities held to maturity                     --      (7,858)
     Proceeds from sale of mortgage-backed securities
        available-for-sale                                                        --       1,355
     Purchases of investment securities available-for-sale                    (3,295)     (6,760)
     Maturities/calls of investment securities available-for-sale              4,335       4,358
     Proceeds from sale of investment securities available for sale            1,055         538
     Investment in cash surrender value of bank-owned life insurance              --        (750)
     Additions of premises and equipment, net                                    (16)        (83)
                                                                            --------    --------
                 Net cash provided by investing activities                       483       1,358
                                                                            --------    --------

                                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS
                      Consolidated Statements of Cash Flows
                     Years ended December 31, 2003 and 2002
                                 (In thousands)

                                                                          2003        2002
                                                                         --------    --------
Cash flows from financing activities:
     Net increase (decrease) in deposits                                $  1,570      (2,369)
     Net increase in advances from borrowers for taxes and
        insurance                                                             35          10
     Purchases of treasury stock                                             (50)     (1,601)
     Cash dividends paid on common stock                                    (182)       (183)
                                                                        --------    --------
                 Net cash provided by (used in) financing activities       1,373      (4,143)
                                                                        --------    --------
                 Net increase (decrease) in cash and cash equivalents      3,357      (1,136)
Cash and cash equivalents at beginning of year                             9,558      10,694
                                                                        --------    --------
Cash and cash equivalents at end of year                                $ 12,915       9,558
                                                                        ========    ========
Supplemental disclosure of cash flow information:
     Cash paid during the year for income taxes                         $     66         345
     Cash paid during the year for interest                                4,318       5,206

Disclosure of non-cash items:
     Transfer of loans to other real estate owned                            379          --
See accompanying notes to consolidated financial statements

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

          The consolidated financial statements include the accounts of First Kansas Financial Corporation and its wholly owned subsidiary, First Kansas Federal Savings Bank (the Bank and, collectively, the Company). Intercompany balances and transactions have been eliminated in consolidation. The Company is principally engaged in single family home lending in the State of Kansas. The Company also makes consumer and commercial loans depending on the demand and management's assessment of the quality of such loans.

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

          A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings, and a new cost basis for the security is established. Amortization and accretion of premiums and discounts are computed using the interest method over the estimated life of the related security and are recorded as an adjustment of interest income. Gains and losses on sales are recorded on a trade date basis and are calculated using the specific identification method.

     (d)  LOANS

          Loans receivable that management has the intent and ability to hold until maturity or repayment are reported at their outstanding principal balance, adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

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

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

     (e)  MORTGAGE BANKING ACTIVITIES

          At December  31, 2003 and 2002,  the Company was  servicing  loans for others amounting to $251,000 and $340,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded as other income when received.

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

          Accrual of interest income on loans is discontinued for those loans with interest more than 90 days delinquent, or sooner if management believes collectibility of the interest is not probable. Management's assessment of collectibility is primarily based on a comparison of the estimated value of underlying collateral to the related loan and accrued interest receivable balances. When interest accrual is discontinued, all unpaid accrued interest is reversed. Nonaccruing loans are returned to accrual status when principal and interest are reasonably assured and a consistent record of performance has been demonstrated. Payments received on impaired or nonaccrual loans are applied to principal and interest in accordance with the contractual terms of the loan unless full payment of principal is not expected, in which case both principal and interest payments received are applied as a reduction of the carrying value of the loan.

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

                           December 31, 2003 and 2002

     (g)  REAL ESTATE OWNED AND HELD FOR DEVELOPMENT

          Real estate properties acquired through foreclosure are initially recorded at the lower of cost or estimated fair value, less selling costs, at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas holding costs are expensed when incurred. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value, less selling costs.

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

     (i)  PREMISES AND EQUIPMENT

          Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using both straight-line and accelerated methods over the estimated useful lives of the assets, which range from 3 to 35 years. Major replacements and betterments are capitalized, while normal maintenance and repairs are charged to expense as incurred. Gains or losses on dispositions are reflected in current operations.

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

     (l)  EARNINGS PER COMMON SHARE

          Basic earnings per share is based upon the weighted average number of common shares outstanding during the periods presented. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share include the potential dilutive common shares outstanding during


                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002


          the period. Unallocated shares of common stock held by the employee stock ownership plan are not included in the weighted average shares outstanding computation.

          The following table summarizes the number of average shares and equivalents used in the computation of earnings per share for the years ended December 31:

                                                              2003         2002
                                                            -------      -------
Basic shares outstanding                                    847,075      849,361
Dilutive effect of stock options                             48,608       28,667
                                                            -------      -------
                 Diluted shares outstanding                 895,683      878,028
                                                            =======      =======

     (m)  COMPREHENSIVE INCOME

          The Company's only component of the comprehensive income is the unrealized holding gains and losses on available-for-sale securities. Other comprehensive income (loss) for the years ended December 31 is as follows (in thousands):

                                                                  2003     2002
                                                                 -----    -----
Change in unrealized holding gains, net of
     tax                                                         $(486)     480
Reclassification adjustment for gain included in
     net earnings, net of tax                                       35      (30)
                                                                 -----    -----
                 Change in unrealized gain on
                    available-for-sale securities arising
                    during the period, net of tax                $(451)     450
                                                                 =====    =====

(2)  CASH AND CASH EQUIVALENTS

A summary of cash and cash equivalents at December 31 follows (in thousands):

                                                             2003          2002
                                                           -------       -------
Cash on hand                                               $ 1,239         1,210
Deposits at other financial institutions                     2,976         2,648
Overnight FHLB deposits                                      8,700         5,700
                                                           -------       -------
                                                           $12,915         9,558
                                                           =======       =======

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(3)  INVESTMENT SECURITIES

       A summary of investment securities and information relating to amortized cost, fair values, and unrealized gains (losses) at December 31, 2003 and 2002 is as follows (in thousands):

                                                                               2003
                                               ------------------------------------------------------------------------
                                                  AMORTIZED         UNREALIZED          UNREALIZED            FAIR
                                                    COST               GAINS               LOSSES             VALUE
                                               -------------      --------------      --------------     --------------
     Available for sale
        U.S. government and agency
           obligations maturing after
           five years but within
           ten years                           $       3,809                  3                 (11)             3,801
        U.S. government and agency
           obligations maturing after
           ten years                                   2,526                  4                  (4)             2,526
        State and municipal obligations
           maturing after one year
           but within five years                         200                 13                  --                213
        State and municipal obligations
           maturing after five years
           but within ten years                          603                 14                  --                617
        State and municipal obligations
           maturing after ten years                    1,118                 40                  --              1,158
        Other debt securities maturing
           after one year but within
           five years                                  3,509                132                  (2)             3,639
                                               -------------      --------------      --------------     --------------
                                               $      11,765                206                 (17)            11,954
                                               =============      ==============      ==============     ==============

                                                                                                           (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

                                                                            2002
                                         ----------------------------------------------------------------------------
                                            Amortized             Unrealized         Unrealized              Fair
                                               cost                  gains            losses                 value
                                           --------------       -------------      -------------          ----------
Available for sale:
     U.S. government and agency
        obligations maturing after
        one year but within
        five years                         $           56                  --                 --                  56
     U.S. government and agency
        obligations maturing after
        five years but within
        ten years                                   4,133                  58                (11)              4,180
     U.S. government and agency
        obligations maturing after
        ten years                                   3,082                   1                (12)              3,071
     State and municipal obligations
        maturing after five years
        but within ten years                          507                  11                 (2)                516
     State and municipal obligations
        maturing after ten years                    1,117                  27                 --               1,144
     Other debt securities maturing
        after one year but within
        five years                                  3,751                 169                 (1)              3,919
     Other debt securities maturing
        after five years but within
        ten years                                     513                  --                 --                 513
     Other debt securities maturing
        after ten years                               782                  --                 --                 782
                                           --------------       -------------      -------------          ----------
                                           $       13,941                 266                (26)             14,181
                                           ==============       =============      =============          ==========


       The table above shows that some of the investment securities in the available for sale portfolio had unrealized losses, or were temporarily impaired, as of December 31, 2003 and 2002. This temporary impairment represents the amount of loss that would be realized if the securities were sold December 31, 2003 and occurs as a result of changes in the overall bond yields between the purchase date of the bond

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002



and valuation date. Securities which were temporarily impaired at December 31, 2003 are shown below, along with the length of the impairment period (in thousands).

                                   Less than 12 months    12 months or longer         Total
                                 ---------------------  ---------------------  ---------------------
                                   Fair     Unrealized    Fair      Unrealized   Fair      Unrealized
                                   value     losses       value      losses      value      losses
                                 ---------- ----------  ----------  ---------  ----------  ---------
Description of securities:
Debt securities:
  U.S. government and agenc$         1,251        7           860          8       2,111         15
    obligations                         --       --            --         --          --         --
  State and municipal obligations       --       --            --         --          --         --
  Other debt securities                511        2           511         --       1,022          2
                                    ------   ------        ------       ----      ------     ------
                                    $1,762        9         1,371          8       3,133         17
                                    ======   ======        ======      =====      ======     ======

At December 31, 2003, the total available for sale portfolio for investment securities consisted of 78 individual securities, of which 31 securities were in an unrealized loss position. Securities that had an unrealized loss for a period greater than 12 months amounted to 7 specific securities.

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002


(4)    MORTGAGE-BACKED SECURITIES

       A summary of mortgage-backed securities and information relating to amortized cost, fair values, and unrealized gains (losses) at December 31, 2003 and 2002 is as follows (in thousands):

                                                                              2003
                                              -----------------------------------------------------------------------
                                                 AMORTIZED        UNREALIZED        UNREALIZED            FAIR
                                                   COST              GAINS            LOSSES              VALUE
                                              ----------------  ----------------  ----------------   ----------------
Available-for-sale:
    Government agency
       mortgage-backed securities:
          Federal Home Loan Mortgage
             Corporation (FHLMC)            $           8,266                44               (74)             8,236
          Federal National Mortgage
             Association (FNMA)                        23,583               121              (189)            23,515
          Government National
             Mortgage
             Association (GNMA)                         2,793                69               (19)             2,843
    Collateralized mortgage
       obligations                                      2,207                 8                --              2,215
                                              ----------------  ----------------  ----------------   ----------------
                                            $          36,849               242              (282)            36,809
                                              ================  ================  ================   ================
Held-to-maturity:
    Government agency
       mortgage-backed securities:
          FHLMC                             $           1,486                 2                (2)             1,486
          FNMA                                          4,221               157               (13)             4,365
          GNMA                                          3,669               196                --              3,865
                                              ----------------  ----------------  ----------------   ----------------
                                            $           9,376               355               (15)             9,716
                                              ================  ================  ================   ================

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

                                                                               2002
                                              -----------------------------------------------------------------------
                                                 Amortized        Unrealized        Unrealized            Fair
                                                   cost              gains            losses              value
                                              ----------------  ----------------  ----------------   ----------------
Available-for-sale:
    Government agency
       mortgage-backed securities:
          Federal Home Loan Mortgage
             Corporation (FHLMC)            $           4,949                95                (4)             5,040
          Federal National Mortgage
             Association (FNMA)                        20,237               415                --             20,652
          Government National
             Mortgage
             Association (GNMA)                         2,058                66                --              2,124
    Collateralized mortgage
       obligations                                     11,352               189                --             11,541
                                              ----------------  ----------------  ----------------   ----------------
                                            $          38,596               765                (4)            39,357
                                              ================  ================  ================   ================
Held-to-maturity:
    Government agency
       mortgage-backed securities:
          FHLMC                             $           3,646                44                (9)             3,681
          FNMA                                          7,955               228                --              8,183
          GNMA                                          8,399               378                --              8,777
          Collateralized mortgage
             obligation                                 1,548                 6                (8)             1,546
                                              ----------------  ----------------  ----------------   ----------------
                                            $          21,548               656               (17)            22,187
                                              ================  ================  ================   ================

       The table above shows that some of the mortgage-backed securities in the available for sale portfolio had unrealized losses, or were temporarily impaired, as of December 31, 2003 and 2002. This temporary impairment represents the amount of loss that would be realized if the securities were sold December 31, 2003 and occurs as a result of changes in the overall bond yields between the purchase date of the mortgage-backed securities and the valuation date. Mortgage-backed securities which were temporarily

                                                                     (Continued)
                                       15

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

impaired at December 31, 2003 are shown below, along with the length of the impairment period (in thousands).

                                                        Less than 12 months        12 months or longer        Total
                                         -------------------------------------------------------------------------------
                                            Fair      Unrealized       Fair      Unrealized       Fair      Unrealized
                                            value       losses         value       losses        value        losses
                                         ------------ ------------  ------------ ------------  -----------  ------------
Description of securities
     Mortgage-backed securites            $    20,336          246        2,051          36       22,387            282
     Collaterialized mortgage obligations          --           --           --          --           --             --
                                           ----------   ----------   ----------  ----------    ---------    -----------
                                          $    20,336          246        2,051          36       22,387            282
                                           ==========   ==========   ==========  ==========    =========    ===========

       At December 31, 2003 the total available for sale portfolio for mortgage-backed securities consisted of 26 individual securities, of which 4 securities were in an unrealized loss position. Securities that had an unrealized loss for a period greater than 12 months amounted to 2 specific securities.

       At December 31, 2003, the government agency mortgage-backed securities had a carrying value of $43,971,000 and consisted of approximately $11,699,000 of fixed-rate securities and $32,272,000 of variable-rate securities. The collateralized mortgage obligations had a carrying value of $2,215,000 and consisted of approximately $2,170,000 of fixed-rate securities and $45,000 of variable-rate securities.

       Proceeds from the sale of available-for-sale securities in 2003 were $1,055,000. Gross gains of $55,000 were realized on those sales in 2003. Proceeds from the sale of available-for-sale securities in 2002 were $1,893,000. Gross gains of $83,000 and gross losses of $36,000 were realized on those sales in 2002.

       At December 31, 2003 and 2002, mortgage-backed securities with a carrying value of approximately $2,050,000 and $1,625,000, respectively, were pledged to secure public funds on deposit.

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(5) LOANS RECEIVABLE

     Loans receivable consist of the following at December 31, 2003 and 2002 (in thousands):

                                                                2003      2002
                                                              -------    -------
Mortgage loans:
     One-to-four-family                                       $69,926     54,604
     Commercial                                                   491        536
     Land                                                         400        680
                                                              -------    -------
                 Total mortgage loans                          70,817     55,820
Consumer loans                                                  2,148      2,391
Commercial loans                                                  123        390
                                                              -------    -------
                 Total                                         73,088     58,601
Less:
     Unearned premiums, discounts, and deferred fees               92         21
     Allowance for loan losses                                    263        260
     Undisbursed portion of loans in process                      128        424
                                                              -------    -------
                 Total, net                                   $72,605     57,896
                                                              =======    =======

       The weighted average annual interest rates on mortgage loans approximated 5.43% and 6.58% at December 31, 2003 and 2002, respectively. Adjustable-rate loans have interest rate adjustment limitations and are generally indexed to the national average cost of funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

       At December 31, 2003, the Company had outstanding commitments to originate mortgage loans of $186,000 and outstanding commitments to purchase loans of $796,000. At December 31, 2002, the Company had outstanding commitments to originate mortgage loans of $317,000 and outstanding commitments to purchase loans of $141,000.

       Loans made to directors and executive officers of the Company approximated $689,000 and $804,000 at December 31, 2003 and 2002, respectively. Such loans were made in the ordinary course of business. Changes in such loans for 2003 are as follows (in thousands):

                     Balance at December 31, 2002   $ 804
                     Additions                        126
                     Amounts collected               (241)
                                                    -----
                     Balance at December 31, 2003   $ 689
                                                    =====

                                                                     (Continued)
                                       17

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

     A summary of the activity in the allowance for loan losses follows (in thousands):

                                                            2003           2002
                                                            ----           ----
Balance at beginning of year                                $260            268
Provision                                                     --             --
Charge-offs                                                   --             (8)
Recoveries                                                     3             --
                                                            ----           ----
Balance at end of year                                      $263            260
                                                            ====           ====


     Nonaccrual loans at December 31, 2003 and 2002 aggregated $65,000 and $68,000, respectively. Impaired loans, exclusive of delinquent loans, were insignificant at December 31, 2003 and 2002.

(6)  PREMISES AND EQUIPMENT

     Premises and equipment consist of the following (in thousands):

                                                           2003            2002
                                                          ------          ------
Land                                                      $  213             213
Buildings and improvements                                 2,222           2,220
Furniture and equipment                                    1,099           1,748
                                                          ------          ------
                 Total                                     3,534           4,181
Less accumulated depreciation                              1,680           2,077
                                                          ------          ------
                 Total                                    $1,854           2,104
                                                          ======          ======

(7)  REAL ESTATE HELD FOR DEVELOPMENT

     The Company's subsidiary acquired a parcel of land in 1996 in Paola, Kansas for the purpose of development and sale. There were no sales associated with the parcel of land during 2003 or 2002.

(8)  PREMIUM ON DEPOSITS ASSUMED

     In accordance with the FSLIC Transfer Agreement dated November 19, 1982, the Company assumed certain deposits of the former North Kansas Savings Company, paying a premium on deposits assumed of $1,212,000. The Company amortized the premium over twenty years on the straight-line method. The deposits were fully amortized at December 31, 2002.

                                                                     (Continued)
                                       18

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002


(9)  DEPOSITS

     Deposits at December 31, 2003 and 2002 are summarized as follows (in thousands):

                                                            2003           2002
                                                          -------        -------
Non-interest bearing demand                               $ 4,405          4,041
Savings and interest-bearing demand                        34,144         30,680
Time                                                       44,975         47,233
                                                          -------        -------
                                                          $83,524         81,954
                                                          =======        =======


     The weighted average interest rates on deposits approximated 2.14% and 2.78% at December 31, 2003 and 2002, respectively.

     Scheduled maturities of time deposits at December 31, 2003 are as follows (in thousands):

                     2004                          $33,139
                     2005                            5,846
                     2006                            3,264
                     2007                            1,120
                     2008                            1,321
                     Thereafter                        285
                                                   -------
                     Total                         $44,975
                                                   =======


     A summary of interest expense for the years ended December 31, 2003 and 2002 is as follows (in thousands):

                                                            2003           2002
                                                           ------         ------
Savings and time accounts                                  $1,453          2,163
Interest-bearing demand accounts                              128            301
                                                           ------         ------
                                                           $1,581          2,464
                                                           ======         ======

     Certificates  of  deposit  in  amounts  greater  than or equal to  $100,000 amounted  to  $4,242,000  and  $4,160,000  at  December  31, 2003 and 2002,
     respectively.

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(10)   BORROWINGS FROM FHLB OF TOPEKA

     Borrowings outstanding from the FHLB of Topeka at December 31, 2003 and 2002 are as follows (in thousands):

                                                                2003      2002
                                                               -------   -------
4.92% interest and maturity date in January 2009, callable
     on a quarterly basis                                      $10,000    10,000
4.88% interest and maturity date in January 2009, callable
     on a quarterly basis                                       10,000    10,000
5.30% interest and maturity date in May 2009, callable
     April 2004                                                 10,000    10,000
5.76% interest and maturity date in 2010, callable
     on a quarterly basis                                       10,000    10,000
5.92% interest and maturity date in 2010, callable
     on a quarterly basis                                        5,000     5,000
6.10% interest and maturity date in 2010, callable
     on a quarterly basis                                        5,000     5,000
                                                               -------   -------
                                                               $50,000    50,000
                                                               =======   =======

     FHLB borrowings are secured by all unpledged single and multifamily first-mortgage loans, mortgage-backed securities, United States government and agency obligations, interest-bearing deposits in other financial institutions, stock in FHLB, and FHLB overnight deposits. The weighted average interest rates at December 31, 2003 and 2002 was 5.37% on such borrowings. At December 31, 2003, the Company could borrow up to $61 million from the FHLB of Topeka.

     Principal maturities, based on original maturity, of borrowings from FHLB of Topeka at December 31, 2003 are as follow (in thousands):

                                                           Amount
                                                       --------------
                     Year:
                          2009                         $       30,000
                          2010                                 20,000
                                                      ---------------
                                                       $       50,000
                                                      ===============

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(11) INCOME TAXES

     The components of income tax expense (benefit) are as follows for the years ended December 31 (in thousands):

                                                  2003                                       2002
                                -----------------------------------------  ---------------------------------------
                                  Federal        State          Total        Federal         State         Total
                                ------------- -------------  ------------  -------------  ------------  ----------
Current                       $           (1)           6             5          295            38            333
Deferred                                 (66)          (7)          (73)         (43)           (7)           (50)
                                ------------  -----------    -----------    --------      --------      ---------
                              $          (67)          (1)          (68)         252            31            283
                                ============  ===========    ===========   =========      ========      =========

     The reasons for the differences between the effective tax rates and the expected federal income tax rate of 34% are as follows:

                                                              PERCENT OF EARNINGS
                                                               BEFORE INCOME TAX
                                                               EXPENSE (BENEFIT)
                                                             --------------------
                                                               2003         2002
                                                             -------       ------
Expected federal income tax rate                              (34.0)%       34.0%
State taxes, net of federal tax benefit                        (0.6)         2.0
Bank-owned life insurance                                     (22.6)        (2.8)
Tax-exempt income                                             (22.4)        (1.8)
Other, net                                                     14.2         (2.2)
                                                             ------       ------
                 Effective income tax rate                    (65.4)%       29.2%
                                                             ======       ======

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

     Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows (in thousands):

                                                                 2003      2002
                                                                 -----    -----
Employee benefits                                                $ 137      109
Other                                                               10       10
Alternative minumum tax carryforward                                12       --
Allowance for loan losses                                           94       96
                                                                 -----    -----
                 Deferred tax asset                                253      215
                                                                 -----    -----
Unrealized gain on available-for-sale securities                   (51)    (283)
Premises and equipment                                            (106)    (128)
FHLB dividends                                                    (185)    (176)
Other                                                               (7)     (30)
                                                                 -----    -----
                 Deferred tax liability                           (349)    (617)
                                                                 -----    -----
                 Net deferred tax liability, included in other
                    liabilities                                  $ (96)    (402)
                                                                 =====    =====

     There was no valuation allowance required for deferred tax assets at December 31, 2003 or 2002. Management believes that it is more likely than not the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

     The Company paid alternative minimum tax in 2003. This tax payment created a tax credit carryforward of approximately $12,000, which can be used in future periods to reduce the regular tax, computed to the extent it exceeds the alternative minimum tax calculated. This credit can be carried forward indefinitely.

     Prior to 1996, the Company was allowed to deduct the greater of an experience method bad debt deduction based on actual charge-offs or a statutory bad debt deduction based on a percentage (8%) of taxable income before such deduction. For income tax purposes, the Company used the experience method in 1997 and 1998. Under the Small Business Job Projection Act (the Act) of 1996, the allowable deduction under the percentage of taxable income method was terminated for tax years beginning after 1995 and will not be available to the Company for future years. The Act also provides that federal income tax bad debt reserves accumulated since 1988 (the base-year reserve) must be recaptured and included in taxable income over a six-year inclusion period beginning in 1998. Included in the deferred income tax liability at December 31, 2002 is $28,000 for this recapture.

     Retained earnings at December 31, 2003 and 2002 include approximately $718,000, respectively, for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then-current corporate income tax rate.

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002


(12) Benefit Plans

     (a)  PENSION AND RETIREMENT

          The Company participates in a multiemployer, noncontributory defined benefit pension plan which covers all employees who have met eligibility requirements. The multiemployer plan does not provide information at the single-employer level, and the Company does not make disclosures similar to those of single-employer plans. Qualified part-time and full-time employees over age 21 are eligible for participation after one year of service. Effective October 1, 2003, the Company terminated this plan. As a result of the termination, the Company incurred expense of $307,000, which is recorded in compensation and benefits in the consolidated statements of earnings. Subsequent to December 31, 2003, the Company contributed to the plan the final payment of $307,000.

          The Company has a defined contribution plan that covers substantially all employees. Employees may contribute up to 15% of their salary, subject to limitations under the Internal Revenue Code, and the Company matches 50% of the employee's contribution up to 6% of compensation. The Company's expense under the plan for the years ended December 31, 2003 and 2002 was $27,000 and $28,000, respectively.

          In December 1997, the Company implemented a supplemental executive retirement plan (SERP), for the benefit of the Company's president, that will provide enhanced benefits at retirement. Accruals under the SERP commenced during 1998, resulting in expenses of $76,000 and $57,000 for the years ended December 31, 2003 and 2002, respectively.

     (b)  EMPLOYEE STOCK OWNERSHIP PLAN

          During 1998, the Company  established an employee stock ownership plan
          (ESOP). Through a loan from the Company, the ESOP acquired 124,315 shares of the Company's common stock. Employees age 21 or older who have completed one year of service with the Company are eligible to participate in the ESOP. Participants become 100% vested after five years. Contributions made by the Company to the ESOP will be used to repay the loan, and shares are allocated to participants by a formula based on total compensation. The cost of unallocated shares is presented as unearned compensation in the accompanying consolidated balance sheets. At December 31, 2003 and 2002, the balance of unearned compensation related to the ESOP borrowings totaled $559,000 and $683,000, respectively. The Company recognizes additional compensation expense equal to the fair value of shares allocated. In connection with a principal reduction on the ESOP loan, 12,432 shares were released and the Company recognized $216,000 of compensation expense during 2003, and 12,432 shares were released and the Company recognized $169,000 of compensation expense during 2002. The fair value of the remaining 55,939 unallocated shares at December 31, 2003 aggregated approximately $1,049,000.

     (c)  STOCK OPTION PLAN AND RESTRICTED STOCK PLAN (RSP)

          In February 1999, the Company instituted an RSP and a stock option plan. Pursuant to the RSP, the Company purchased 62,158 shares of common stock during March 1999. The cost of such shares,

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

          aggregating $660,429, has been recorded as unearned compensation in the accompanying consolidated balance sheets. During March 1999, the Company awarded 52,826 shares of common stock to key officers and directors. The fair value of such shares of $561,276 is being amortized to expense over the five-year vesting period. The Company recognized approximately $112,000 of compensation expense related to the amortization of the shares awarded for each of the years ended December 31, 2003 and 2002.

          Pursuant to the stock option plan, the Company granted options to acquire 132,079 shares of common stock to certain key officers and directors in February 1999. The options enable the participants to purchase stock at an exercise price equal to the fair market value of the stock at the date of grant ($10.75 per share). The options vest over five years and expire in 2008. During 2003 and 2002, there were no options that were exercised or forfeited.

          The Company applies Accounting Principles Board (APB) No. 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements. SFAS No. 123 requires pro forma disclosures for companies that do not adopt its fair-value method of accounting for stock-based employer compensation. Accordingly, the following pro forma information presents net earnings and earnings per-share information for 2003 and 2002 as if the fair-value method required by SFAS No. 123 had been used to measure compensation cost for stock options granted:

                                                           2003          2002
                                                         --------      --------
Net earnings (loss) - as reported                        $(36,000)      685,000
Compensation cost, net of tax                             (43,000)      (43,000)
                                                         --------      --------
Net earnings (loss) - pro forma                          $(79,000)      642,000
                                                         ========      ========
Basic earnings (loss) per share - as reported               (0.04)         0.81
Basic earnings (loss) per share - pro forma                 (0.09)         0.76


          The fair value of options granted in 1999 of $326,000 was estimated using the following weighted average information: risk-free interest rate of 6.5%, expected life of five years, expected volatility of stock price of 16.6%, and expected dividends of 2.0% per year.

          At December 31, 2003, the exercise price and weighted average remaining contractual life of the outstanding options was $10.75 and
          5.1 years, respectively. At December 31, 2002, the exercise price and weighted average remaining contractual life of the outstanding options was $10.75 and 6.1 years, respectively.

          At December 31, 2003, the number of options exercisable was 105,663, and the weighted average exercise price of those options was $10.75.

          At December 31, 2002, the number of options exercisable was 79,247, and the weighted average exercise price of those options was $10.75.

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

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

     The Bank met all regulatory capital requirements at December 31, 2003 and 2002. The Bank's actual and required capital amounts and ratios as of December 31, 2003 and 2002 were as follows (dollars in thousands):

                                                                        2003
                                -------------------------------------------------------------------------------------
                                                                    For capital             To be well-capitalized
                                                                      adequacy             under prompt corrective
                                          Actual                      purposes                action provisions
                                ------------- -------------  ------------  -------------  ---------------------------
                                   Amount        Ratio         Amount         Ratio         Amount         Ratio
                                ------------- -------------  ------------  -------------  ------------  -------------
Tangible capital
    (to tangible assets)         $   15,229         10.09%    $   2,263           1.50%    $      --             --%
Tier 1 leverage (core) capital
    (to adjusted tangible assets)    15,229         10.09         6,036           4.00         7,545           5.00
Risk-based capital
    (to risk-weighted assets)        15,445         26.77         4,615           8.00         5,769          10.00
Tier 1 risk-based capital
    (to risk-weighted assets)        15,229         26.40            --             --         3,462           6.00

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

                                                                        2002
                                -------------------------------------------------------------------------------------
                                                                    For capital             To be well-capitalized
                                                                      adequacy             under prompt corrective
                                          Actual                      purposes                action provisions
                                ------------- -------------  ------------  -------------  ---------------------------
                                   Amount        Ratio         Amount         Ratio         Amount         Ratio
                                ------------- -------------  ------------  -------------  ------------  -------------
Tangible capital
    (to tangible assets)          $  15,090         10.13%    $   2,235           1.50%    $      --              --%
Tier 1 leverage (core) capital
    (to adjusted tangible assets)    15,090         10.13         5,960           4.00         7,469           5.00
Risk-based capital
    (to risk-weighted assets)        15,333         29.03         4,225           8.00         5,102          10.00
Tier 1 risk-based capital
    (to risk-weighted assets)        15,090         28.57            --             --         3,061           6.00

     At the time of conversion in 1998, the Bank established a liquidation account in an amount equal to $7,038,000. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank, and only in such an event, eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock. The Bank may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account discussed below or the regulatory capital requirements imposed by the OTS.

(14) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet customer financing needs. These financial instruments consist principally of commitments to extend credit. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The Company does not generally require collateral or other security on unfunded loan commitments until such time that loans are funded.

     In addition to financial instruments with off-balance-sheet risk, the Company is exposed to varying risks associated with concentrations of credit, relating primarily to lending activities in specific geographic areas. The Company's primary lending area consists of the State of Kansas, and substantially all of the Company's loans are to residents of or secured by properties located in its principal lending area. Accordingly, the ultimate collectibility of the Company's loan portfolio is dependent upon market conditions in that area.

     The Company grants mortgage and consumer loans to customers primarily throughout its target market of the State of Kansas. Although the Company has a diversified loan portfolio, a substantial portion of the borrowers' ability to honor their contracts is dependent upon the general economic condition of the target market.

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(15) FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, and SFAS No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments, require that the Company disclose estimated fair values for its financial instruments, both assets and liabilities recognized and not recognized, in the consolidated financial statements. Fair-value estimates have been made as of December 31, 2003 and 2002 based on current economic conditions, risk characteristics of the various financial instruments, and other subjective factors at such date.

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


                                                                     (Continued)
                                       27

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

          The approximate carrying value and estimated fair value of the Company's financial instruments are as follows (in thousands):

                                                                                 December 31, 2003
                                                                      ----------------------------------------
                                                                          Carrying                Fair
                                                                            value                value
                                                                      ------------------   -------------------
Financial assets:
     Cash and cash equivalents                                     $          12,915                12,915
     Investment securities (see note 3)                                       11,954                11,954
     Mortgage-backed securities (see note 4)                                  46,185                46,525
     Loans receivable                                                         72,605                73,839
     Stock in FHLB                                                             2,673                 2,673
     Accrued interest receivable                                                 600                   600
Financial liabilities:
     Deposits                                                                 83,524                83,933
     FHLB borrowings                                                          50,000                55,537
     Accrued interest payable                                                    249                   249


                                                                                 December 31, 2002
                                                                      ----------------------------------------
                                                                          Carrying                Fair
                                                                            value                value
                                                                      ------------------   -------------------
Financial assets:
     Cash and cash equivalents                                     $           9,558                 9,558
     Investment securities (see note 3)                                       14,181                14,181
     Mortgage-backed securities (see note 4)                                  60,905                61,544
     Loans receivable                                                         57,896                59,748
     Stock in FHLB                                                             2,650                 2,650
     Accrued interest receivable                                                 741                   741
Financial liabilities:
     Deposits                                                                 81,954                82,855
     FHLB borrowings                                                          50,000                56,938
     Accrued interest payable                                                    262                   262

     (h)  LIMITATIONS

          Fair-value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Fair-value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

          significantly affect the estimates. Fair-value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

(16) PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

                                              Condensed Balance Sheets
                                             December 31, 2003 and 2002
                                                   (In thousands)

                                 ASSETS                                            2003           2002
                                                                            ---------------    --------------
Cash and cash equivalents                                                   $           121               120
Loan to ESOP                                                                            559               684
Investment in subsidiary                                                             15,674            15,985
Other assets                                                                             94                52
                                                                            ---------------    --------------
                 Total assets                                               $        16,448            16,841
                                                                            ===============    ==============
                  Liabilities and Stockholders' Equity
Accrued interest payable and other liabilities                              $            --                 2
Stockholders' equity                                                                 16,448            16,839
                                                                            ---------------    --------------
                 Total liabilities and stockholders' equity                 $        16,448            16,841
                                                                            ===============    ==============

                                           Condensed Statements of Income
                                       Years ended December 31, 2003 and 2002
                                                   (In thousands)

                                                                                2003              2002
                                                                            -----------        -----------
Income:
     Equity in earnings of subsidiary                                       $        110               697
     Interest on loans                                                                 3                 3
     Interest on investments                                                          53                64
                                                                            ------------       -----------
                 Total income                                                        166               764
Expense, including income tax expense                                                202                79
                                                                            ------------       -----------
                 Net earnings (loss)                                        $        (36)              685
                                                                            ============       ===========

                                                                     (Continued)

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

                       Condensed Statements of Cash Flows
                     Years ended December 31, 2003 and 2002
                                 (In thousands)
                                                                 2003      2002
                                                                ------    ------
Operating activities:
     Net earnings (loss)                                        $  (36)      685
     Less equity in earnings of subsidiary                        (110)     (697)
     Adjustments to reconcile net earnings (loss) to net cash
        provided by operating activities:
           Release of unallocated ESOP shares and
              amortization of RSP                                  328       281
           Change in other assets                                  (42)       (4)
           Decrease (increase) in accrued interest payable
              and other liabilities                                 (2)      249
                                                                ------    ------
                 Net cash provided by operating activities         138       514
                                                                ------    ------
Investing activities:
     Decrease in investment in subsidiary, net                     (30)    1,222
     Decrease in loan to ESOP                                      125       124
                                                                ------    ------
                 Net cash provided by investing activities          95     1,346
                                                                ------    ------
Financing activities:
     Purchases of treasury stock                                   (50)   (1,601)
     Cash dividends paid on common stock                          (182)     (183)
                                                                ------    ------
                 Net cash used by financing activities            (232)   (1,784)
                                                                ------    ------
                 Increase in cash and cash equivalents               1        76
Cash and cash equivalents at beginning of year                     120        44
                                                                ------    ------
Cash and cash equivalents at end of year                        $  121       120
                                                                ======    ======

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

                       FIRST KANSAS FINANCIAL CORPORATION
                                 AND SUBSIDIARY
                               OSAWATOMIE, KANSAS

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(17) PENDING BUSINESS COMBINATION

     Effective November 13, 2003, the Company announced the entering into of an agreement for the purchase of all of the outstanding common stock of the Company by Landmark Bancorp, Inc. for $19.00 per share. The acquisition of the Company by Landmark Bancorp, Inc. is expected to close in April 2004 pending regulatory approvals.